Exhibit 99.1

Peñasquito Polymetallic Operation

Zacatecas State

Mexico

NI 43-101 Technical Report

Effective Date: 8 January 2014

Qualified Persons:

Maryse Belanger P.Geo.

Guillermo Pareja, P.Geo.

CERTIFICATE OF QUALIFIED PERSON

I, Maryse Belanger, P.Geo., as an author of this report entitled “Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report” dated effective January 8, 2014 prepared for Goldcorp Inc. (the “Issuer”) do hereby certify that:

1.	I am Senior Vice President, Technical Services, at Goldcorp Inc., located at 666 Burrard St., Suite 3400, Vancouver, British Columbia, Canada V6C 2X8.

2.

This certificate applies to the technical report entitled “Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report” dated effective January 8, 2014 (the “Technical Report”).

3.

I graduated with a Bachelor of Science degree (BSc) in Earth Sciences from the Université du Québec à Chicoutimi in 1985. I studied Geostatistics at the Centre de Géostatistique in Fontainbleau, France in 1986. I have worked as a geologist for a total of 28 years. In my technical services role, I have significant experience with supervision and review of multidisciplinary mining and operational studies, including mineral resource and mineral reserve estimates, developments of mine and metallurgical recovery plans, reviews of operational data, environmental, social and permitting studies, marketing, and cost estimation. I am a member in good standing of the Association of Professional Geoscientists of Ontario (APGO) with Registration No. 0125.

4.

I am familiar with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and by reason of education, experience and professional registration I fulfill the requirements of a “qualified person” as defined in NI 43-101.

5.	I last visited the Peñasquito mine, subject of the Technical Report, on December 10 and December 12, 2013.

6.	I am responsible for Sections 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 15, 16, 17, 18, 19, 20, 21, 22, 23, 24, 25, 26 and 27 of the Technical Report.

7.	I am not independent of the Issuer as described in section 1.5 of NI 43-101, as I am an employee of the Issuer.

8.	I have been involved with the Peñasquito mine, subject of the Technical Report, since 2009 in my capacity as Senior Vice President, Technical Services.

9.	I have read NI 43-101 and the parts of the Technical Report for which I am responsible have been prepared in compliance with NI 43-101.

10.

At the effective date of the Technical Report, to the best of my knowledge, information and belief, the parts of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 8th day of January, 2014

(signed and sealed) “Maryse Belanger”
Maryse Belanger, P. Geo.,
Senior Vice President Technical Services,
Goldcorp Inc.

CERTIFICATE OF QUALIFIED PERSON

I, Guillermo Pareja, P. Geo., as an author of this report entitled “Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report” dated effective January 8, 2014 prepared for Goldcorp Inc. (the “Issuer”) do hereby certify that:

1.	I am Manager, Resource Evaluation, at Goldcorp Inc., located at 666 Burrard St., Suite 3400, Vancouver, British Columbia, Canada V6C 2X8.

2.

This certificate applies to the technical report entitled “Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report”, dated effective January 8, 2014 (the “Technical Report”).

3.

I graduated with a Bachelor of Science degree in Geology from Universidad Nacional de Ingenieria, Peru, in 1989, and a Ph.D. in Geology from the Leland Stanford Junior University, USA, in 1998. I have worked as a geologist since graduation from university in 1989. During that time, I have been employed as exploration geologist, mine geologist, resource geologist and consulting geologist, at several mining companies. I am a member in full standing of the Association of Professional Engineers and Geoscientists of British Columbia (APEGBC) with Registration No. 35049.

4.

I am familiar with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and by reason of education, experience and professional registration I fulfill the requirements of a “qualified person” as defined in NI 43-101.

5.	I last visited the Peñasquito mine, subject of the Technical Report, on November 3 to 11, 2013.

6.	I am responsible for the Section 14 of the Technical Report.

7.	I am not independent of the Issuer as described in section 1.5 of NI 43-101, as I am an employee of the Issuer.

8.

I have prior involvement with the property that is the subject of the Technical Report. I was a contributing author of the technical report on the Peñasquito mine entitled “Peñasquito Polymetallic Operation Zacatecas State Mexico , Unpublished NI 43-101 Technical Report Prepared for Goldcorp” dated effective December 31, 2011. Since then, I have been frequently involved with the property providing support to the Ore Control and Long Term planning groups at the Peñasquito mine.

9.	I have read NI 43-101 and the parts of the Technical Report for which I am responsible have been prepared in compliance with NI 43-101.

10.

At the effective date of the Technical Report, to the best of my knowledge, information and belief, the parts of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 8th day of January, 2014

(signed and sealed) “Guillermo Pareja”
Guillermo Pareja, Ph.D., P.Geo.
Manager, Resource Evaluation
Goldcorp Inc.

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

C O N T E N T S

1.0	SUMMARY		1-1
	1.1	Introduction	1-1
	1.2	Location and Access	1-1
	1.3	Project Setting and Infrastructure	1-1
	1.4	Tenure, Surface Rights, and Royalties	1-2
	1.5	Permits	1-3
	1.6	Environmental	1-3
	1.7	Closure Plans	1-4
	1.8	Social Considerations	1-4
	1.9	History and Exploration	1-4
	1.10	Geology and Mineralization	1-5
	1.11	Drilling and Sampling	1-6
	1.12	Sample Preparation and Analysis	1-7
	1.13	Data Verification	1-8
	1.14	Metallurgical Testwork	1-8
	1.15	Mineral Resource Estimates	1-10
	1.16	Mineral Resource Statement	1-11
	1.17	Mineral Reserve Estimates	1-13
	1.18	Mineral Reserve Statement	1-13
	1.19	Mine Plan	1-15
	1.20	Recovery Plan	1-17
	1.21	Infrastructure	1-18
	1.22	Waste Rock Facilities	1-19
	1.23	Tailings Storage Facilities	1-19
	1.24	Waste Characterisation	1-19
	1.25	Water Management	1-20
	1.26	Water Balance	1-20
	1.27	Power and Electrical	1-20
	1.28	Marketing	1-21
	1.29	Capital Costs	1-21
	1.30	Operating Costs	1-22
	1.31	Economic Analysis to Support Mineral Reserves	1-24
	1.32	Interpretation and Conclusions	1-25
	1.33	Recommendations	1-26

2.0	INTRODUCTION		2-1
	2.1	Terms of Reference	2-1
	2.2	Qualified Persons	2-1
	2.3	Site Visits and Scope of Personal Inspection	2-2
	2.4	Effective Dates	2-3
	2.5	Information Sources and References	2-3
	2.6	Previous Technical Reports	2-3

3.0	RELIANCE ON OTHER EXPERTS		3-1

January 2014	TOC i

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

4.0	PROPERTY DESCRIPTION AND LOCATION			4-1
	4.1	Location		4-1
	4.2	Property and Title in Mexico		4-1
		4.2.1	Mineral Property Title	4-1
		4.2.2	Surface Rights Title	4-4
		4.2.3	Water Rights	4-4
		4.2.4	Environmental Regulations	4-5
		4.2.5	Taxation and Royalties	4-6
		4.2.6	Employment Requirements	4-6
	4.3	Tenure History		4-6
	4.4	Project Ownership		4-7
	4.5	Mineral Tenure		4-7
	4.6	Surface Rights		4-10
		4.6.1	Ejido Cerro Gordo	4-10
	4.7	Water Rights		4-13
	4.8	Royalties		4-14
	4.9	Agreements		4-14
	4.10	Easements and Rights of Way		4-14
	4.11	Permits		4-14
	4.12	Environmental and Environmental Liabilities		4-14
	4.13	Social License		4-14
	4.14	Significant Risk Factors		4-14
	4.15	Comments on Property Description and Location		4-15

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY			5-1
	5.1	Accessibility		5-1
	5.2	Climate		5-1
	5.3	Local Resources and Infrastructure		5-1
	5.4	Physiography		5-2
	5.5	Comments on Accessibility, Climate, Local Resources, Infrastructure, and Physiography		5-2

6.0	HISTORY			6-1

7.0	GEOLOGICAL SETTING AND MINERALIZATION			7-1
	7.1	Regional Geology		7-1
	7.2	Project Geology		7-2
	7.3	Deposit Geology		7-4
	7.4	Structure		7-4
	7.5	Alteration		7-5
	7.6	Mineralization		7-6
	7.7	Mantos		7-8
	7.8	Skarns		7-10
	7.9	Prospects		7-10
	7.10	Comments on Geological Setting and Mineralization		7-12

8.0	DEPOSIT TYPES			8-1
	8.1	Comment on Deposit Types		8-2

January 2014	TOC ii

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

9.0	EXPLORATION			9-1
	9.1	Grids and Surveys		9-1
	9.2	Geological Mapping		9-1
	9.3	Geochemical Sampling		9-2
	9.4	Geophysics		9-3
	9.5	Exploration Potential		9-4
		9.5.1	Peñasquito	9-4
	9.6	Comments on Exploration		9-4

10.0	DRILLING			10-1
	10.1	Drill Methods		10-1
	10.2	Geotechnical Drilling		10-4
	10.3	Metallurgical Drilling		10-5
	10.4	Hydrogeological Drilling		10-5
	10.5	Geological Logging		10-5
	10.6	Collar Surveys		10-7
	10.7	Downhole Surveys		10-7
	10.8	Recovery		10-7
	10.9	Deposit Drilling		10-7
	10.10	Geotechnical Drilling		10-8
	10.11	Sample Length/True Thickness		10-8
	10.12	Comments on Drilling		10-11

11.0	SAMPLE PREPARATION, ANALYSES, AND SECURITY			11-1
	11.1	Sampling Methods		11-1
		11.1.1	Geochemical Sampling	11-1
		11.1.2	RC Sampling	11-1
		11.1.3	Core Sampling	11-1
		11.1.4	Production Sampling	11-2
	11.2	Metallurgical Sampling		11-2
	11.3	Density Determinations		11-2
	11.4	Analytical and Test Laboratories		11-3
	11.5	Sample Preparation and Analysis		11-4
		11.5.1	Sample Preparation	11-4
		11.5.2	Analysis	11-5
	11.6	Quality Assurance and Quality Control		11-5
	11.7	Databases		11-5
	11.8	Sample Security		11-7
	11.9	Comments on Sample Preparation, Analyses, and Security		11-8

12.0	DATA VERIFICATION			12-1
	12.1	SNC Lavalin (2003)		12-1
	12.2	Independent Mining Consultants (2005)		12-2
	12.3	Mine Development Associates (2007)		12-3
	12.4	P&E Mining Consultants (2008)		12-4
	12.5	Goldcorp Data Checks		12-5

January 2014	TOC iii

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

		12.5.1	General	12-5
		12.5.2	Legacy Exploration Data	12-5
	12.6	Comments on Data Verification		12-5

13.0	MINERAL PROCESSING AND METALLURGICAL TESTING			13-1
	13.1	Metallurgical Testwork		13-1
		13.1.1	Mineralogical Studies	13-1
		13.1.2	Hardness Characterization	13-2
		13.1.3	Gravity Testwork	13-3
		13.1.4	Special Mineralization Types	13-4
	13.2	Recovery Estimates		13-7
		13.2.1	Sulphide Plant	13-7
		13.2.2	Sulphide Plant Reconciliation	13-9
		13.2.3	Oxide Plant	13-9
	13.3	Metallurgical Variability		13-13
	13.4	Deleterious Elements		13-14
	13.5	Comments on Mineral Processing and Metallurgical Testing		13-15

14.0	MINERAL RESOURCE ESTIMATES			14-1
	14.1	Introduction		14-1
	14.2	Geological Models		14-1
		14.2.1	Block Model Setup	14-1
		14.2.2	Domaining	14-1
	14.3	Exploratory Data Analysis		14-2
	14.4	Grade Capping		14-2
	14.5	Composites		14-3
	14.6	Variography		14-3
	14.7	Density		14-4
	14.8	Estimation Methodology		14-4
	14.9	Validation		14-4
	14.10	Mineral Resource Classification		14-4
	14.11	Assessment of Reasonable Prospects of Economic Extraction		14-5
	14.12	Mineral Resource Statement		14-5
	14.13	Factors That May Affect the Mineral Resource Estimate		14-8
	14.14	Comments on the Mineral Resource Estimate		14-8

15.0	MINERAL RESERVE ESTIMATES			15-1
	15.1	Conversion Factors from Mineral Resources to Mineral Reserves		15-1
	15.2	Pit Slopes		15-1
	15.3	Dilution and Mining Losses		15-2
	15.4	Mineral Reserves Statement		15-3
	15.5	Factors That May Affect the Mineral Reserve Estimate		15-3
	15.6	Comments on the Mineral Reserve Estimate		15-4

16.0	MINING METHODS			16-1
	16.1	Pit Design		16-1
		16.1.1	Estimation of Block Values	16-1
		16.1.2	Optimisation	16-2

January 2014	TOC iv

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

	16.2	Consideration of Marginal Cut-Off Grades		16-11
	16.3	Production/Throughput Rates		16-11
	16.4	Mine Plan		16-11
	16.5	Blasting and Explosives		16-13
	16.6	Geotechnical		16-13
	16.7	Hydrogeology		16-13
	16.8	Mining Equipment		16-14
	16.9	Comments on Mining Methods		16-16

17.0	RECOVERY METHODS			17-1
	17.1	Process Flow Sheet		17-1
	17.2	Plant Design		17-1
		17.2.1	Oxide	17-1
		17.2.2	Sulphide	17-1
	17.3	Plant Operation		17-4
	17.4	Energy, Water, and Process Materials Requirements		17-5
		17.4.1	Energy	17-5
		17.4.2	Reagents	17-5
		17.4.3	Water Supply	17-5
	17.5	Comments on Recovery Methods		17-9

18.0	PROJECT INFRASTRUCTURE			18-1
	18.1	Introduction		18-1
	18.2	Road and Logistics		18-4
	18.3	Acid Rock Drainage and Metal Leach Considerations		18-5
	18.4	Waste Storage Facilities		18-5
	18.5	Tailings Storage Facilities		18-5
	18.6	Water Management		18-6
	18.7	Water Balance		18-8
	18.8	Built Infrastructure		18-8
	18.9	Water Supply		18-8
	18.10	Workforce		18-9
	18.11	Power and Electrical		18-9
	18.12	Landfill Waste		18-9
	18.13	Waste Water		18-10
	18.14	Communications		18-10
	18.15	Fuel		18-10
	18.16	Comments on Project Infrastructure		18-10

19.0	MARKET STUDIES AND CONTRACTS			19-1
	19.1	Markets		19-1
	19.2	Forward Sales and Collar Option Agreements		19-1
	19.3	Commodity Price Projections		19-2
	19.4	Comments on Market Studies and Contracts		19-2

20.0	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT			20-1
	20.1	Baseline Studies		20-1

January 2014	TOC v

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

	20.2	Environmental		20-3
	20.3	Closure Plan		20-4
	20.4	Permitting		20-5
	20.5	Considerations of Social and Community Impacts		20-5
	20.6	Comments on Environmental Studies, Permitting, and Social or Community Impact		20-8

21.0	CAPITAL AND OPERATING COSTS			21-1
	21.1	Capital Cost Estimates		21-1
	21.2	Operating Cost Estimates		21-1
		21.2.1	Open Pit Mining Costs	21-3
		21.2.2	Plant Costs	21-4
	21.3	Comments on Capital and Operating Costs		21-4

22.0	ECONOMIC ANALYSIS			22-1
	22.1	Comments on Economic Analysis that Supports Mineral Reserves		22-2

23.0	ADJACENT PROPERTIES			23-1

24.0	OTHER RELEVANT DATA AND INFORMATION			24-1
	24.1	Metallurgical Opportunities		24-1
		24.1.1	Concentrate Enrichment Process	24-1
		24.1.2	Pyrite Leach	24-1

25.0	INTERPRETATION AND CONCLUSIONS			25-1
	25.1	Introduction		25-1
	25.2	Mineral Tenure, Surface Rights and Royalties		25-1
	25.3	Permits, Environment and Social Licence		25-2
	25.4	Geology and Mineralization		25-2
	25.5	Exploration		25-2
	25.6	Drilling and Sampling		25-2
	25.7	Data Verification		25-3
	25.8	Metallurgical Testwork		25-3
	25.9	Mineral Resources		25-4
	25.10	Mineral Reserves		25-4
	25.11	Mine Plan		25-5
	25.12	Recovery Plan		25-6
	25.13	Infrastructure		25-6
	25.14	Markets		25-7
	25.15	Capital and Operating Costs		25-7
	25.16	Financial Analysis		25-7
	25.17	Opportunities		25-8
	25.18	Interpretation and Conclusions		25-8

26.0	RECOMMENDATIONS			26-1
	26.1	Exploration		26-1
	26.2	Metallurgical Testwork		26-1
	26.3	Underground Potential		26-2

27.0	REFERENCES			27-1

January 2014	TOC vi

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

T A B L E S

Table 1-1:	Mineral Resource Statement, Effective Date 20 December 2013, Guillermo Pareja, P.Geo.	1-12
Table 1-2:	Mineral Reserve Statement, Effective Date 20 December 2013	1-14
Table 1-3:	Capital Cost Summary ($ M)	1-23
Table 1-4:	Projected LOM Operating Costs (sulphide costs per tonne milled)	1-23
Table 4-1:	Mineral Tenure Table – Peñasquito Project Concessions Held By Peñasquito Minera SA de C.V	4-8
Table 4-2:	Surface Rights Agreements, Ejidos	4-12
Table 4-3:	Surface Rights Agreements, Private Owners	4-12
Table 9-1:	Exploration Summary Table	9-2
Table 10-1:	Drill Hole Summary Table	10-2
Table 10-2:	Water Well Drilling	10-7
Table 11-1:	Specific Gravity Data	11-3
Table 11-2:	Analytical Methods	11-6
Table 11-3:	Detection Limits	11-6
Table 13-1:	Metallurgical Testwork Summary	13-2
Table 13-2:	Hardness Characteristics	13-3
Table 13-3:	Overall Gravity Recovery Results - E-GRG in Peñasquito Ore	13-5
Table 13-4:	Overall Gravity Recovery Results - E-GRG in Peñasquito Pb Rougher Concentrate	13-5
Table 13-5:	Low-Lead Ore Recoveries	13-6
Table 13-6:	High-Carbon Ore Recoveries	13-8
Table 13-7:	Metallurgical Model Recoveries into Lead Concentrate	13-10
Table 14-1:	Lithology Domains	14-2
Table 14-2:	Alteration Domains	14-2
Table 14-3:	Oxidation State Domains	14-2
Table 14-4:	Summary Statistics for Raw Assay Data	14-3
Table 14-5:	Summary, Grade Cap Data	14-3
Table 14-6:	Summary, Density Data	14-5
Table 14-7:	Lerchs-Grossman Optimization Parameters	14-6
Table 14-8:	Mineral Resource Statement, Effective Date 20 December 2013, Guillermo Pareja, P.Geo.	14-7
Table 15-1:	Lerchs-Grossman Optimization Parameters	15-2
Table 15-2:	Mineral Reserve Statement, Effective Date 2 December 2013	15-4
Table 16-1:	Lead Concentrate Codes	16-3
Table 16-2:	Pit Slope Angles	16-5
Table 16-3:	Double Benching Slope Design Parameters, Peñasco	16-6
Table 16-4:	Double Benching Slope Design Parameters, Chile Colorado	16-7
Table 16-5:	Mine Production Plan	16-12
Table 17-1:	Plant Product Statistics – Oxide	17-6
Table 17-2:	Plant Product Statistics – Sulphide	17-6
Table 17-3:	Lead Concentrate Quality	17-6
Table 17-4:	Zinc Concentrate Quality	17-6
Table 17-5	Material Movements	17-7
Table 17-6:	Major Reagents and Usages	17-9

January 2014	TOC vii

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

T A B L E S

Table 20-1:	Completed Baseline Studies	20-2
Table 20-2:	Permits to Support Mining Operations	20-6
Table 21-1:	Capital Cost Summary (Figures in US$M)	21-2
Table 22-1:	Sensitivity Table	22-3
Figure 2-1:	Project Location Map	2-2
Figure 4-1:	Project Tenure Map	4-9
Figure 4-2:	District Surface Rights Map	4-11
Figure 7-1:	Regional Geological Plan	7-3
Figure 7-2:	Deposit Geology Plan	7-5
Figure 7-3:	Deposit Alteration Plan (Level 1775)	7-7
Figure 7-4:	Deposit Geology Plans Showing Distribution of the Different Mineralization Hosts	7-8
Figure 7-5:	Mantos	7-9
Figure 7-6:	Skarns	7-11
Figure 8-1:	Peñasquito Deposit Model	8-3
Figure 9-1:	Cross Section, 230470 E, Peñasco, Showing Mantos	9-5
Figure10-1:	Peñasco and Azul (Chile Colorado) Drill Hole Location Map	10-3
Figure10-2:	Collar Location Plan, 2013 Metallurgical Drill Holes	10-6
Figure10-3:	Drill Section, Peñasco	10-9
Figure10-4:	Drill Section, Chile Colorado	10-10
Figure13-1:	Recovery into Lead Concentrate	13-10
Figure13-2:	Total Metal Recovery	13-11
Figure13-3:	Life of Mine Recovery to Concentrate	13-11
Figure13-4:	Heap Leach Gold Recovery	13-12
Figure13-5:	Heap Leach Silver Recovery	13-12
Figure13-6:	Gold Recovery by Lithology	13-14
Figure16-1:	Geotechnical Sectors	16-4
Figure16-2:	Peñasco Mineable Width Shells (section looks northwest)	16-8
Figure16-3:	Chile Colorado Mineable Width Shells (section looks west)	16-8
Figure16-4:	Waste Rock Facility Designs	16-10
Figure17-1:	Oxide Flowsheet	17-2
Figure17-2:	Sulphide Flowsheet	17-3
Figure17-3:	Power Usage (2012)	17-8
Figure18-1:	Project Infrastructure Layout in Relation to Mineral Tenure	18-2
Figure18-2:	Air Photo Showing Current Project Infrastructure Layout	18-3

January 2014	TOC viii

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

1.0	SUMMARY

1.1	Introduction

Goldcorp staff Maryse Belanger, P.Geo. and Guillermo Pareja, P.Geo. prepared a Technical Report (the Report) for Goldcorp Inc. (Goldcorp) on the wholly-owned Peñasquito polymetallic open pit operation (the Project) located in the state of Zacatecas, Mexico. The mine exploits the Peñasco and Chile Colorado (Brecha Azul) deposits.

This Report presents updated Mineral Resources and Mineral Reserves for the Project. Goldcorp will be using the Report in support of disclosure and filing requirements with the Canadian Securities Regulators.

The operating entity for the Project is an indirectly wholly-owned Goldcorp subsidiary, Peñasquito Minera S.A. de C.V. (Minera Peñasquito). For the purposes of this report, “Goldcorp” is used to refer interchangeably to the parent and subsidiary company.

1.2	Location and Access

Peñasquito is situated in the western half of the Concepción Del Oro district in the northeast corner of Zacatecas State, Mexico, approximately 200 km northeast of the city of Zacatecas.

The mine site is accessed via a turnoff from Highway 54 approximately 25 kilometres south of Concepción Del Oro. There is an airport on site.

1.3	Project Setting and Infrastructure

The terrain is generally flat, rolling hills; vegetation is mostly scrub, with cactus and coarse grasses. The prevailing elevation of the property is approximately 1,900 m above sea level.

The climate is generally dry with precipitation being limited for the most part to a rainy season in the months of June and July. Mining operations are conducted year-round.

Power is currently supplied through the Mexican central grid from the Mexican Federal Electricity Commission.

Process and potable water for the Peñasquito Mine is sourced from a water field located 6 km west of the Peñasquito Mine. Permits to pump up to 35 Mm3 of this water per year have been received.

January 2014	Page 1-1

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

1.4	Tenure, Surface Rights, and Royalties

The Peñasquito Project comprises 19 mining concessions (45,752.9423 ha), as at 8 January 2014, held in the name of Peñasquito Minera SA de C.V.

Concessions were granted for durations of 50 years. Duty payments for the concessions have been made as required. As per Mexican requirements for grant of tenure, the concessions comprising the Project have been surveyed on the ground by a licensed surveyor.

Surface rights in the vicinity of the Peñasco and Cerro Colorado (Brecha Azul) open pits are held by four ejidos: Ejido Cedros, Ejido Mazapil, Ejido El Vergel and Ejido Cerro Gordo, as well as certain private owners. Goldcorp has signed current land use agreements with three of the ejidos, and the relevant private owners. Under the current agreements with the ejidos, payments are made to the ejidos on an annual basis, in addition to certain upfront payments that have already been made. All temporary occupancy (i.e. land use) agreements are filed with the Public Agrarian Registry and the Public Mining Registry.

On September 28, 2005, Minera Peñasquito entered into a 30 year surface land use agreement with the Ejido Cerro Gordo over an area known as the Cerro Gordo lands. The Cerro Gordo lands include 60% of the mine pit area, the waste dump, and explosives magazine. Following a series of legal proceedings, the agrarian courts ruled on June 18, 2013 that the land use agreement was null and ordered the Cerro Gordo lands to be returned to the Ejido Cerro Gordo. Three separate claims currently proceeding in the district courts by the Ejido Cedros and Ejido Mazapil and a local transportation union contesting the execution of the agrarian court’s ruling have resulted in the temporary and permanent suspension of the agrarian court’s ruling. Under a permanent suspension, the agrarian court’s ruling is suspended pending final determination of the Ejido Cedro’s claim following appeal. The decision to grant the permanent suspension is under appeal.

Minera Peñasquito has prepared the required filings and is taking steps to expropriate the Cerro Gordo lands.

Negotiations are continuing between Minera Peñasquito and authorized representatives of the Cerro Gordo Ejido with a view to reaching a mutually beneficial settlement of a land claim. To date, operations at the Peñasquito mine have not been impacted by these legal proceedings. Goldcorp will continue to employ all legal means at its disposal to ensure continuity of operations and to protect the Company’s mineral concession rights consistent with Mexican law.

January 2014	Page 1-2

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

However, in the event the suspension of the agrarian court ruling is revoked or the claims by the Ejido Cedros, Ejido Mazapil and transportation union are ultimately rejected, Ejido Cerro Gordo would, absent any other intervening event, be entitled to possession of the Cerro Gordo lands and mine operations would likely be adversely impacted.

A 2% net smelter return (NSR) royalty is owed to Royal Gold on production from both the Chile Colorado and Peñasco locations. The Mexican Government has passed a new mining royalty, effective 1 January 2014, which will consist of a 7.5% mining royalty imposed on earnings before interest, tax, depreciation and amortization (EBITDA). There is also an additional 0.5% royalty on precious metals revenue (applicable to precious metals mining companies) that will also be in effect as of January 1, 2014. Goldcorp has assumed in the financial analysis that supports the declaration of Mineral Reserves that the royalties will be in effect as of January 1, 2014.

In 2007, Silver Wheaton acquired 25% of the silver produced over the life-of mine (LOM) for an up-front cash payment of $485 million and a per ounce cash payment of the lesser of $3.90 and the prevailing market price (subject to an inflationary adjustment commencing in 2011), for silver delivered under the contract.

1.5	Permits

Goldcorp holds the appropriate permits under Mexican Federal, state, and local laws to allow exploration activity and mining operations.

1.6	Environmental

Environmental permits are required by various Mexican Federal, State and municipal agencies, and are in place for Project operations.

The Project environmental impact assessment (EIA, or in Spanish, MIA) was authorized on 18 December 2006. The document was prepared based on a 50,000 t/d production rate. An MIA extension or modification to increase permitted production capacity to 150,000 t/d was approved in 2008.

The operations have a granted LAU which is based on an approved environmental impact assessment, an environmental risk study, and a land use change authorization. The environmental management system and environmental and social management plans were developed in accordance with the appropriate Mexican regulations. Annual land usage and environmental compliance reports have been lodged.

January 2014	Page 1-3

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

As part of ongoing environmental compliance monitoring of the Project by SEMARNAT, the regulator has requested environmental security bonding. An estimate of the bonding amount is currently being developed by Goldcorp. The environmental federal authority will evaluate Goldcorp’s estimate and once approved the bond will be issued.

1.7	Closure Plans

A closure and reclamation plan has been prepared for the mine site. The cost for this plan was calculated based on the standard reclamation cost estimator (SRCE) model which is based on the Nevada State regulations. The closure cost spending schedule has been updated for the current mine life, and reflects anticipated expenditures prior to closure, during decommissioning and during the post-closure monitoring and maintenance period. Site closure costs are funded by allocating a percentage of sales revenue to closure activities. Current closure costs are estimated at $57.8 M for rehabilitation activities associated with existing disturbance. The total life of mine (LOM) closure costs are estimated at $87.1 M.

1.8	Social Considerations

Public consultation and community assistance and development programs are ongoing. The communities around the Peñasquito mine benefit from a number of programs and services provided, or supported, by the mine. Minera Peñasquito and Ejidos Cedros and Mazapil have established trust funds for locally-managed infrastructure, education and health projects, with Minera Peñasquito providing annual funding for these trusts.

Almost 80% of Peñasquito employees are from the local area. Goldcorp notes that over the past year, six people from the Cerro Gordo Ejido have been contracted as full-time employees.

1.9	History and Exploration

The earliest recorded work in the Project area consists of excavation of a shallow shaft and completion of two drill holes in the 1950s. Prior to Goldcorp’s Project interest, the following companies had either held an interest or performed exploration activities: Minera Kennecott SA de CV (Kennecott), Western Copper Holdings Ltd. (Western Copper), Western Silver Corporation (Western Silver), Mauricio Hochschild & Cia Ltda. (Hochschild) and Glamis Gold Corporation (Glamis).

January 2014	Page 1-4

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

Work undertaken included reconnaissance geological inspections, regional-scale geochemical and geophysical surveys (including gravity, controlled source audio frequency magnetollurics (CSAMT), reconnaissance induced polarization (RIP), scaler induced polarization (Scaler IP), airborne radiometrics and magnetics and ground magnetics), rotary air blast (RAB), reverse circulation (RC) and core drilling.

A pre-feasibility study was undertaken in 2004, a feasibility study in 2005 and a feasibility study update in 2006. Mine construction commenced in 2007. In October 2009, the first lead and zinc concentrates were produced and concentrate shipment to smelters commenced with first sales recorded in November 2009.

1.10	Geology and Mineralization

The regional geology of the project area is dominated by Mesozoic sedimentary rocks, which are intruded by Tertiary stocks of intermediate composition (granodiorite and quartz monzonite), and overlain by Tertiary terrestrial sediments and Quaternary alluvium. The Mesozoic sedimentary rocks comprise a 2.5 km thick series of marine sediments deposited during the Jurassic and Cretaceous Periods with a 2,000 m thick sequence of carbonaceous and calcareous turbiditic siltstones and interbedded sandstones underlain by a 1,500 m to 2,000 m thick limestone sequence.

Large granodiorite stocks are interpreted to underlie large portions of the mineralized areas within the Concepción Del Oro District, including Peñasquito. Slightly younger quartz–feldspar porphyries, quartz monzonite porphyries, and other feldspar-phyric intrusions occurring as dikes, sills, and stocks cut the sedimentary units. The intrusions are interpreted to have been emplaced from the late Eocene to mid-Oligocene.

The two diatreme pipes, Peñasco and Brecha Azul, are the principal hosts for gold–silver–zinc–lead mineralization at Peñasquito. The pipes flare upward, and are filled with breccia clasts in a milled matrix of similar lithological composition. The larger diatreme, Peñasco, has a diameter of 900 m by 800 m immediately beneath surface alluvial cover. The second, and smaller, diatreme, Brecha Azul, is about 500 m in diameter immediately below alluvium. The diatremes are surrounded by coalesced halos of lower grade, disseminated sphalerite, galena, and sulphosalts containing silver and gold.

Both of the breccia pipes lie within a hydrothermal alteration shell consisting of a central sericite–pyrite–quartz (phyllic) alteration assemblage, surrounding sericite–pyrite–quartz–calcite assemblage, and peripheral chlorite–epidote–pyrite (propylitic) alteration halo.

January 2014	Page 1-5

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

Deposits within the Peñasquito Project are considered to be examples of breccia pipe deposits developed as a result of intrusion-related hydrothermal activity. Global examples of such deposits include Kidston (Australia), Montana Tunnels (Montana), and Cripple Creek (Colorado).

Manto-style sulphide replacements of carbonate strata have been discovered beneath the clastic-hosted disseminated sulphide zones, and adjacent to the diatreme pipes. The mantos consist of semi-massive to massive sulphide replacements of sub-horizontal limestone beds, as well as cross-cutting chimney-style, steeply dipping, fracture and breccias zones filled with high concentrations of sulphides.

Garnet skarn-hosted polymetallic mineralization has been identified at depth between the Peñasco and Brecha Azul diatremes. The skarn has horizontal dimensions of approximately 1,000 m by 1,200 m and is open at depth.

1.11	Drilling and Sampling

Drilling completed on the Peñasquito Area for the period 1994 to 2013 comprised 1,333 drill holes (524,748 m). Drilling has focused on the exploration of three principal areas: the Chile Colorado Zone, the Brecha Azul Zone and the Peñasco Zone.

Drill hole spacing is generally on 50 m sections in the main deposits spreading out to 400 m spaced sections in the condemnation zones. Drill spacing is wider again in the areas outside the conceptual pit outlines used to constrain Mineral Resources. Drilling covers an area approximately 11 km east–west by 7 km north–south with the majority of drill holes concentrated in an area 2.1 km east–west by 2.8 km north–south.

Drill programs have been completed primarily by contract drill crew, supervised by geological staff of the Project operator at the time. Multiple drill contractors have been used. Although the vein orientations are variable within the Project area, generally drill orientations were appropriate for the style and orientation of the mineralization in the area being drilled.

Drill logs record deposit-specific information, including lithologies, breccia type, fracture frequency and orientation, oxidation, sulphide mineralization type and intensity, and alteration type and intensity. From mid-2013, logs have been recorded electronically and are uploaded directly to the Project database.

Prior to 2001, drill holes were located using chain-and-compass methods. From 2002 onwards, collar survey has been performed by a qualified surveyor. Since preparation for mining operations commenced in 2007, all surveys have been performed using digital global positioning system (DGPS) instruments.

January 2014	Page 1-6

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

Drill traces were down-hole surveyed using a single shot, through the bit, survey instrument. All drill holes have been down-hole surveyed except 51 Western Silver RC drill holes and 11 of the 71 Kennecott drill holes. Use of a gyroscopic survey instrument began in 2012 when Silver State Survey (SSS) was contracted. In the first 800 m of any drill hole, SSS takes a measurement at 50 m intervals and at the end of the drill hole.

Core recovery for the Peñasquito drilling programs averaged 97%.

Sample collection and handling of core was done in accordance with industry standard practices, with procedures to limit sample losses and sampling biases. RC drill cuttings were sampled at intervals of 2 m. The standard core sample interval is 2 m. Some samples are limited to geological boundaries and are less than 2 m in length.

The sampling has been undertaken over a sufficient area to determine deposit limits, and the data collected adequately reflects deposit dimensions, true widths of mineralization, and the style of the deposits. The samples are representative of the mineralization, and respect the geology of the deposits.

1.12	Sample Preparation and Analysis

Independent sample preparation and analytical laboratories used during the exploration, development and operational core drill programs on the Project include ALS Chemex, and Bondar Clegg (absorbed into ALS Chemex in 2001). The umpire (check) laboratories are Acme Laboratories in Vancouver, and SGS Mexico. Laboratories are certified, and independent of Goldcorp. The run-of-mine samples are assayed in an on-site mine laboratory that is not accredited.

The sample preparation method typically consists of drying, pulverizing and splitting to generate a 30 g pulp for assay. Prior to 2003, the pulverization standard was 85% passing 75 µm, after 2003, samples were pulverized to a minimum of 85% passing 200 mesh. Standard fire assay (FA) procedures are used for analysis of gold. Inductively-coupled plasma (ICP) analyses are used for silver, lead, zinc and deleterious elements.

Quality assurance and quality control (QA/QC) measures for Goldcorp programs include submission of standard reference materials and blanks, and re-assay of a proportion of the samples.

January 2014	Page 1-7

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

1.13	Data Verification

Four previous independent data checks have been performed, in support of preliminary assessment and pre-feasibility studies on the Project. No significant errors were noted by the independent consulting firms with the QA/QC or Project databases that would affect Mineral Resource or Mineral Reserve estimates.

Validation checks performed by operations personnel on data used to support estimation comprise checks on surveys, collar co-ordinates, lithology data, and assay data.

Entry of information into databases utilized a variety of techniques and procedures to check the integrity of the data entered. No errors have been noted with the Project databases that would affect Mineral Resource or Mineral Reserve estimation.

1.14	Metallurgical Testwork

Over the Project history, a number of metallurgical testwork campaigns have been undertaken. Testwork included comminution, flotation, heavy media separation, variability scheme, modal analyses and liberation analyses, bottle roll tests, column leach tests.

Programs were sufficient to establish the optimal processing routes for oxide and sulphide ores, were performed on mineralization that was typical of the deposits, and supported estimation of recovery factors for the various ore types. A number of ore types have been identified that are classed as “special” because of their specific chemical characteristics, and include transitional, low-lead, high-copper and high-carbon types.

A fixed recovery model for sulphide ores was developed as part of the 2010 Feasibility Study, and was updated during 2013 with a model based on grade–recovery. The 2013 grade–recovery model was developed using plant operating data for normal ores and metallurgical testwork data for low-lead ores. In 2012 and 2013 gold recovery to lead concentrate averaged 59%; silver recovery was 68% and lead recovery was 72%.

Normal ores are classified as those above 0.1 wt% lead and with low enough organic carbon content not to impact flotation response. Since the commissioning of the second flotation line at Peñasquito, in August 2010, the plant has processed almost exclusively ‘normal’ ore from the Peñasco open pit. As there is insufficient plant data for low-lead ores (below 0.1 wt% lead), the metallurgical models are based on laboratory test work. As more plant data and more laboratory data become available the low-lead models will need to be updated to improve the level of accuracy.

January 2014	Page 1-8

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

Modelling suggests that there is some potential to have significantly lower gold and lead recoveries when processing low-lead ores on a day-to-day basis. However, over the life of the mine the impact of these materials is not considered to be a major recovery issue.

There are currently no metallurgical models for the high-carbon ores. A method to identify and characterise this ore type needs to be developed so models can be generated for use in the future. Determination of future processing methods that may allow for the processing of the high-carbon and high-copper ores represents Project upside potential.

Over the life of mine gold and silver recovery from the oxide heap leach has stabilised. Based on these data, future gold and silver recovery from the heap will be fixed at 57% for gold and 24% for silver.

Recoveries projected from the sulphide plant to the lead concentrate for normal ores are 56–77% for Au, 64–82% for Ag, 69–78% for Pb and 61–85% for Zn. For the low-lead ores, the recoveries projected are 36–49% for Au, 73–87% for Ag, 38–73% for Pb and 61–85% for Zn. In 2012 and 2013 gold recovery to lead concentrate averaged 59%, which is towards the middle of the expected range. Silver recovery (68%) and lead recovery (72%) are towards the top end of the expected ranges.

The new metallurgical models for Peñasquito are based on 27 months of plant operating data for the normal ores and metallurgical testing on 46 low-lead samples from a number of levels within the mine. When reviewing plant performance against model predictions the models have less variability than the plant operation, as expected, but overall recovery predictions are in-line with plant performance. The only exception is the sedimentary units (KUC), which did not perform as well as expected. Additional work is needed to understand the metallurgical performance of this ore type, so the metallurgical models can be updated accordingly.

Due to the close mineralogical association, arsenic and antimony recovery to concentrate is based on a relationship to the copper in the concentrate. The future impact of the deleterious elements is thus highly dependent on the lead/copper ratio in ores. To date, due to the relative small proportion of concentrate bearing high levels of deleterious elements, the marketing group has been able to sufficiently blend the majority of the deleterious elements such that little or no financial impact has resulted.

Mercury is not included in the metallurgical models as it is not included in the mine plan. One small area of the mine has been defined as containing above average mercury grades. Due to its limited size, blending should be sufficient to minimise the impact of mercury from this area on concentrate quality.

January 2014	Page 1-9

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

Organic carbon has also been recognized as a deleterious element affecting the recovery of gold and the operational cost in the process plant. However, organic carbon content in flotation has been well understood and appropriate mitigation actions have been implemented.

1.15	Mineral Resource Estimates

Sets of three-dimensional solid wire-frames (solids) were created for lithology, alteration, and oxidation states. A 3D surface was also used to subdivide the deposit into Northern and Southern zones. A block size of 15 m x 15 m x 15 m was used for estimation of mineral resources. The model is not rotated.

The deposit contains a number of elements, Sb, As, Cu, Fe, and S, which are deleterious in the process route. Those elements were interpolated into the same block model as the primary economic metals Au, Ag, Pb, and Zn. Grade caps were applied to raw assay data prior to compositing. The selected cut-off varied by a combination of lithology and North-South domain, and was selected at around the 99th to 99.9th percentile for all interpolated metals.

Composites were created down each hole at 5 m intervals. Composites start at the top of the first interval with assays and continue to the end of the hole, irrespective of the lithology. Composites <2 m in length were discarded.

Multi-directional variograms (correlograms) were developed for gold, silver, lead and zinc for each solid to determine grade continuity of these elements. The spatial continuity of the deleterious element grades was also modeled using correlograms.

Density values in the block models were assigned based on density measurements.

For the resource model, the same domains were established for all interpolated metals. The interpolation domains comprise a combination of the north-south boundary, and the alteration, lithology and oxidation domains. All domains (except for Overburden, Skarn and Unaltered) were interpolated using three passes; passes 1 and 2 were interpolated using ordinary kriging (OK), whereas pass 3 used inverse distance (IDW) with a power of two (ID2). The Overburden, Skarn and Unaltered domains were interpolated in a single pass using ID2.

Validation of the models indicated that they were appropriately constructed and reflected the geological interpretations and grade continuity of the deposits.

January 2014	Page 1-10

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

The mineral resources of the Project were classified into Measured, Indicated, and Inferred Mineral Resource categories for the resource model based on a combination of the number of samples informing a block and the distance to the nearest sample.

Mineral Resources that could be extracted using open pit mining methods were assessed for reasonable prospects of economic extraction by confining the mineralization within a Lerchs-Grossmann (LG) optimized pit shell.

Mineral Resources are reported using a gold price of US$1,500.00/oz, a silver price of US$24.00/oz, a lead price of US$1.00/lb and a zinc price of US$1.00/lb. Open pit Mineral Resources are reported using a cut-off of $0.05/t profit.

1.16	Mineral Resource Statement

Mineral Resources are classified in accordance with the 2010 CIM Definition Standards for Mineral Resources and Mineral Reserves. Mineral Resources are reported exclusive of Mineral Reserves. Goldcorp cautions that Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

The Mineral Resources for the Project are summarized in Table 1-1 and have an effective date of 20 December 2013. Mr Guillermo Pareja, P.Geo., Manager, Mineral Resources, a Goldcorp employee, is the Qualified Person for the estimate.

Factors which may affect the Mineral Resource estimates include metal prices and exchange rate assumptions, assumptions which are used in the LG shell constraining Mineral Resources, including mining, processing and G&A costs, metal recoveries, geotechnical and hydrogeological assumptions, and assumptions that the operation will maintain the social licence to operate.

January 2014	Page 1-11

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

Table 1-1:    Mineral Resource Statement, Effective Date 20 December 2013, Guillermo Pareja, P.Geo.

			Grade				Contained Metal
	Category	Tonnes (Mt)	Gold (g/t)	Silver (g/t)	Lead (%)	Zinc (%)	Gold (Moz)	Silver (Moz)	Lead (Mlb)	Zinc (Mlb)

Mill	Measured	32.23	0.25	23.51	0.27	0.67	0.26	24.36	195	479
	Indicated	248.38	0.27	30.81	0.31	1.05	2.14	246.02	1,690	5,769
	Measured + Indicated	280.60	0.27	30.00	0.30	1.01	2.40	270.38	1,886	6,248
	Inferred	40.79	0.17	30.82	0.18	0.38	0.22	40.41	165	346

Heap Leach	Measured	0.23	0.18	11.14	—	—	0.00	0.08	—	—
	Indicated	3.83	0.18	15.84	—	—	0.02	1.95	—	—
	Measured + Indicated	4.06	0.18	15.60	—	—	0.02	14.50	—	—
	Inferred	1.74	0.12	14.50	—	—	0.01	0.81	—	—

Notes to Accompany Mineral Resource Table:

1.	Mineral Resources are exclusive of Mineral Reserves;
2.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability;
3.	Mineral Resources are reported to commodity prices of $1,500/oz Au, $24.0/oz Ag, $1.00/lb Pb, and $1.00/lb Zn;
4.

Mineral Resources are defined with Lerchs-Grossmann pit shells that include: variable metallurgical recoveries, based on material types such that recoveries into the lead concentrate for normal ores range from 56–77% for Au, 64–82% for Ag, 69–78% for Pb and 61–85% for Zn in normal ores; for the low-lead ores, the recovery ranges are projected to be 35–47% (gold), 55–70% (silver), 35–64% (lead), and 2–5% (zinc); heap leach recoveries of 57% for gold and 24% for silver; variable slope angles that range from 35 to 49º, ore and waste mining costs of $2.16/t, process costs of $7.91/t, general and administrative costs of $2.33/t;

5.	Mineral resources considered amenable to open pit mining methods are reported to a cut-off grade of $0.05/t profit;
6.	Tonnages are rounded to the nearest 1,000 tonnes, grades are rounded to two decimal places;
7.	Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade and contained metal content;
8.	Tonnage and grade measurements are in metric units. Contained gold and silver ounces are reported as troy ounces. Contained lead and zinc pounds are Imperial pound units.

January 2014	Page 1-12

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

1.17	Mineral Reserve Estimates

The Mineral Reserve estimate for the Project is based on Measured and Indicated Mineral Resources.

Open pit Mineral Reserves were estimated using metal prices of US$1,300.00/oz for gold, a silver price of US$22.00/oz, a lead price of US$0.90/lb and a zinc price of US$0.90/lb. A nominal mining rate of 217 Mt/a, smoothed for truck requirements, is required to provide 31 Mt/a of oxide feed to the leach pads and the 42 Mt/a of run-of- mine (ROM) feed to the plant. It was assumed that the swell factor would average 40% and the moisture content would be 5%.

Peñasquito is a polymetallic operation that produces a concentrate that is transported to various smelters. The net smelter return (NSR) is the metal revenue less the proprietary smelter recovery/payables, treatment and refining charges, penalties, freight costs, etc. For sulphide mineral resources the combined NSR values were calculated in terms of their Pb-concentrate contribution and Zn-concentrate contribution. For the oxide heap leach mineral resource the NSR values were calculated for Au and Ag only.

Dilution is accounted for in block models by ensuring the models have the appropriate change of support to produce a grade–tonnage curve that reflects the expected mining selectivity. Block models also incorporate anticipated contact dilution through the interpolation plan that utilizes both mineralization and waste samples within interpolation domains. Thus no further dilution factors are needed to reflect the appropriate grade and tonnage distributions. Because the same models are used for both Mineral Reserves and Mineral Resources, dilution is incorporated in both estimates. Mineral Reserves and Mineral Resources are reported at 100% of the block model.

1.18	Mineral Reserve Statement

Mineral Resources are classified in accordance with the 2010 CIM Definition Standards for Mineral Resources and Mineral Reserves. The Qualified Person who prepared the estimate is Mr Peter Nahan, Senior Evaluation Engineer, a Goldcorp employee; the Qualified Person for the public disclosure of the estimate is Ms Maryse Belanger, P.Geo. Mineral Reserves for the total Project are summarized in Table 1-2 and have an effective date of 20 December 2013.

January 2014	Page 1-13

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

Table 1-2:      Mineral Reserve Statement, Effective Date 20 December 2013

			Grade				Contained Metal
Deposit	Category	Tonnes (Mt)	Gold (g/t)	Silver (g/t)	Lead (%)	Zinc (%)	Gold (Moz)	Silver (Moz)	Lead (Mlb)	Zinc (Mlb)

Mill	Proven	335.03	0.71	34.7	0.35	0.85	7.67	373.42	2,621	6,308
	Probable	194.94	0.47	24.7	0.25	0.62	2.95	154.91	1,067	2,651
	Proven + Probable	529.97	0.62	31.0	0.32	0.77	10.62	528.33	3,689	8,959
Heap Leach	Proven	41.97	0.41	32.7	—	—	0.56	44.07	—	—
	Probable	41.49	0.33	24.6	—	—	0.43	32.87	—	—
	Proven + Probable	83.46	0.37	28.7	—	—	0.99	76.94	—	—

Notes to accompany Mineral Reserves Table:

1.	Mineral Reserves were prepared by Mr Peter Nahan, a Goldcorp employee. The Qualified Person for the estimate is Ms Maryse Belanger, P.Geo., who is also a Goldcorp employee.
2.

Mineral Reserves are estimated using commodity prices of $1,300/oz Au, $22.0/oz Ag, $0.90/lb Pb, and 0.90/lb Zn; and an economic function that includes variable operating costs and metallurgical recoveries;

3.	The estimated metallurgical recovery rate for the Peñasquito Mine (Mill) is 5% to 64% for gold, 5% to 65% for silver, 63% to 72% for lead and 75% for zinc;
4.	The estimated metallurgical recovery rate the Peñasquito Mine (Heap Leach) is 50% for gold and 22% to 28% for silver;
5.

Au and Ag cut-off grades are estimated assuming no contribution from the other metal, whereas the actual cut-off is based a minimum of $0.05/t NSR estimations on a block-by-block basis applying all revenue and associated costs;

6.	Tonnages are rounded to the nearest 10,000 tonnes, grades are rounded to two decimal places;
7.	Rounding as required by reporting guidelines may result in apparent differences between tonnes, grade and contained metal content;
8.	Tonnage and grade measurements are in metric units. Contained gold and silver ounces are reported as troy ounces; lead and zinc contained pounds are Imperial pounds.

January 2014	Page 1-14

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

Factors which may affect the Mineral Reserve estimates include metal prices and exchange rate assumptions; mining, process and operating cost assumptions; availability of water sufficient to support the mine design and process plant throughput rate assumptions; ability to permit and construct the second tailings dam by the end of 2017; ability to obtain a settlement with the Ejido Cerro Gordo and conclude a new land use agreement for the use of the Cerro Gordo lands; social licence to operate being maintained; and any additional modifications to the proposed changes to the taxation and royalty regime were imposed from 1 January, 2014.

1.19	Mine Plan

The final open pit will have one contiguous outline at surface but will consist of two distinct pit bottoms, one on the Peñasco Zone and one on the Chile Colorado (Brecha Azul) Zone.

Pit optimisation completed during 2013 included block value results from the initial versions of the grade–recovery model script and base case economics. A minimum block value cut-off of $0.05/t was used to identify ore blocks. Only Measured and Indicated Mineral Resources were considered as candidates for ore in the LG runs. All blocks classified as Inferred were assumed to be waste regardless of metal grade values. Pit slope angles used ranged from 29º to 49º. Sensitivities were conducted on the LG designs to mining cost, and treatment charges. The last step performed in the LG evaluation was to use these value shells as guidelines for making mineable width shells.

The mineable width shells in economic order were used as economic guidelines for phase designs. Seven phases were designed for Peñasco Pit (PEN4–PEN 10) and six phases were designed for Chile Colorado (CH1–CH6). A comparison of phase totals to the LG results shows an increase of 1.2% for mill ore and an increase of 12.7% for waste. The increase in waste is due to the inclusion of haul roads with multiple switchbacks up the wall of each phase. Haul ramp layout adjustments are possible to reduce some of this extra waste movement.

Several LOM schedules were run, some with full phases and some with the split phases. Several life-of-mine schedules were run for each economic case. During scheduling it became apparent that several of these scheduling targets would have to be relaxed as all could not be satisfied each period. With priority given to the required mill throughput, it was necessary to relax both total mining capacity parameter and vertical advance rate (drop rate) parameter to achieve the mill target in various periods.

January 2014	Page 1-15

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

For 2014, the throughput rate selected was based on the assumption that a 110 ktpd operation can be sustained using the available water well field. From 2015 onwards the operation is expected to benefit from the availability of a new water pipeline and the mine schedule reflects a throughput rate of 115 ktpd for the remainder of the mine life. The current mine plan is based on the 2013 Mineral Reserve estimates, and will produce oxide and sulphide material to be processed through the existing heap leach facility and sulphide plant respectively over a 13-year mine life (2014–2026). Material movement peaks in 2014 with 637,807 kt, decreasing to 179,646 kt in the last year of operation in 2026.

A stockpiling strategy will be practiced. The mine plan considers the value of the blocks mined on a continuous basis combined with the expected concentrates quality. From time to time ore material with a NSR profit value between $0.05 and $5.00 is stockpiled to process first higher-value ore. In some instances, the ore is segregated into stockpiles of known composition to allow for blending known quantities of material at the stockpile as required by the mill/customer. Stockpiling at Peñasquito also allows for forward planning for ore quality to ensure optimal mill performance and consistent gold production to match, within the normal bounds of expected variability, the mine plan.

As part of day-to-day operations, Goldcorp will continue to undertake reviews of the mine plan and consideration of alternatives to and variations within the plan. Alternative scenarios and reviews may be based on ongoing or future mining considerations, evaluation of different potential input factors and assumptions, and corporate directives.

Drilling for all materials is on 15 m benches drilled with 1.0 m of sub-drilling, using seven blast hole drill rigs. Blasting is carried out primarily with conventional ANFO explosive, supplied by an explosives contractor. Appropriate powder factors are used to match ore, waste, and overburden types.

Open pit design for the Project uses defined geotechnical domains together with rock mass quality ratings for the principal lithologies and appropriate pit design criteria that reflect expected conditions and risk. Geotechnical studies were completed by external consultants and Goldcorp operations staff.

A combination of Goldcorp staff and external consultancies have developed the pit water management program, completed surface water studies, and estimated the life-of-mine site water balance. Management of water inflows to date have been appropriate, and no hydrological issues that could impact mining operations have been encountered.

January 2014	Page 1-16

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

Open pit mining is undertaken using a conventional truck-and-shovel fleet, consisting of 65 haul trucks (290 t), and four 58 m3 bucket shovels. The number of trucks is projected to increase to 89 by 2018. The fleet is supported by track dozers, rubber tire dozers, excavators, and graders. A hydraulic shovel is expected to be operational during the first quarter of 2014.

The mining fleet is Owner-operated. Maintenance of mine equipment is covered by MARC contracts.

1.20	Recovery Plan

The Peñasquito Project consists of a leach facility that processes a nominal 25,000 t/d of oxide ore and a sulphide plant that processes a nominal 130,000 t/d of sulphide ore.

Leach pad ROM ore is delivered to the heap leach pile from the mine by haul trucks. Lime is added to the ore, prior to addition of the ore to the pad. Ore is placed in 10 m lifts, and leached with cyanide solution. Pregnant leach solution is clarified, filtered, and de-aerated, then treated with zinc dust to precipitate the precious metals. The precipitated metals are subsequently pressure filtered, and the filter cake smelted to produce doré.

Sulphide ROM ore is delivered to the crusher dump pocket from the mine. The crushing circuit is designed to process 148,000 t/d of ROM ore to 80% passing 159 mm. The crusher feeds, via an apron feeder, a coarse ore stockpile. In turn, five apron feeders reclaim ore from the coarse ore stockpile to two semi-autogenous grind (SAG) mills operating in closed circuit with/without pebble crushers. Each grinding circuit reduces the crushed ore from 80% passing 159 mm to 80% passing 125 µm. The pebble crushers are set to produce a P80 28 mm product. The crusher product is conveyed back to a 1,400 t storage bin from which the discharge can be directed to the SAG mill feed conveyors or to high pressure grind rolls (HGPRs).

The HPGR is operated in open circuit as ball mill feed, but closed circuit with screen oversize material returning to the HPGR system. Secondary grinding is performed in four ball mills, operating in closed circuit. Ball mill discharge is combined with SAG mill trommel screen undersize and the combined slurry is pumped to the primary cyclone clusters.

Cyclone overflow (final grinding circuit product) flows by gravity to the lead flotation circuit. Lead rougher flotation consists of six rows of rougher flotation machines in parallel. Lead rougher concentrate is pumped to the lead regrind mill circuit or bypassed directly to the lead cleaner conditioning tank. Tailings from the lead rougher cells flows by gravity to the zinc rougher conditioner tanks. Rougher lead concentrate

January 2014	Page 1-17

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

is reground in closed circuit with cyclones. Product at a P80 of 30-40 µm is cleaned in a three-stage counter-current circuit.

Tailings from the lead circuit flow by gravity to zinc rougher conditioner tanks: one is installed for each bank of zinc rougher flotation cells. Conditioners overflow to the zinc rougher flotation circuit, which consists of six banks of six tank-type, self-aerating, rougher flotation cells. The rougher zinc concentrate is reground in vertimills operating in closed circuit with cyclones. Product at a P80 of 30-40 µm is cleaned in a three-stage counter-current circuit.

Final lead and zinc concentrates are thickened, pressure filtered and trucked to inland smelters or to ports for overseas shipment.

1.21	Infrastructure

Site infrastructure comprises:

—	One open pit;

—	Three waste rock dumps (with conveying and stacking system for the near pit sizer-convey (NPSC) waste dump);

—	One concentrator plant and associated conveying systems;

—	One heap leach pad and Merrill Crowe plant;

—	Camp / accommodation complex;

—	Maintenance, administration and warehouse facilities;

—	Tailings storage facility (TSF);

—	Medical clinic;

—	Various ancillary buildings;

—	Paved airstrip;

—	Diversion channels;

—	Pipelines and pumping systems for water and tailings;

—	Access roads;

—	Explosive storage facilities;

—	High-voltage transmission line; and

—	Environmental monitoring facilities.

January 2014	Page 1-18

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

1.22	Waste Rock Facilities

There are three waste rock storage facilities (WRFs) one site. These are the South, West, and near-pit sizer–convey (NPSC) facilities. All three WRFs are currently in use. Approximately 2.7 Bt of waste will be mined over the 13 year life of mine. The facilities have a combined life-of-mine planned storage capacity that matches the expected amount of mined waste.

1.23	Tailings Storage Facilities

Two tailings impoundments will be required for storage of the material processed through the sulphide plant for the LOM. The current tailings impoundment will reach capacity at the end of 2017, at which time a second impoundment will be commissioned to store the remaining plant production through the end of mine life.

Both tailings impoundments are designed as zero discharge facilities with the capacity to temporarily store excess water from mill operations and expected climate events including the design storm. Water will be reclaimed until 2017 as needed from the existing tailings facility for use in the mill.

The second tailings impoundment facility will consider a thickening stage; thus, most of the reclaimed water for use in the plant will be derived from thickeners. A smaller percentage of water will be recovered from the new impoundment.

A study will be completed in the first half of 2014 to evaluate three potential locations for the new TSF. Once the facility site has been selected, Goldcorp expects that the detailed design, construction, and commissioning of the new tailings facility will be completed by the end of 2017. This assumption is based on an expectation that where sites that are not owned by Minera Peñasquito are selected, the requisite community and surface agreements can be completed in time to support the construction.

1.24	Waste Characterisation

Characterization studies of waste rock, pit walls, and tailings materials were undertaken to determine the acid rock drainage (ARD) and metal leaching (ML) potential. Peñasco and Chile Colorado waste rock was found to have low potential for acidic drainage from the oxidized waste rock lithologies. However, there was potential for waste rock with sulphides to oxidize to produce acidity; however, this could be controlled by adequate neutralization in these materials to overcome acidic drainage.

Potentially acid-forming waste (PAG) materials and rock types that have ML potential are currently stored in the waste rock facilities, and encapsulated with non-reactive

January 2014	Page 1-19

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

rock. The tailings materials have somewhat higher potential to produce ARD and ML (selenium being the only metal potentially outside Mexican standards). Control of ARD and ML from tailings materials will be achieved through reclamation of the current tailings facility after its closure in 2017.

1.25	Water Management

Hydrogeological studies show the aquifers in the Cedros basin (the groundwater basin containing the mine) have enough available water to provide 40 Mm³ per year. The mine has received permits to pump up to 35 Mm³ of this water per year.

This existing of supply of groundwater is not sustainable in the long term and has resulted in a reduction of plant throughput in 2013 due to lower than planned volumes from the current infrastructure. To allow plant production to return to design levels, an additional groundwater source within the Cedros basin has been identified. This area is named the Northern Well Field (NWF) and construction will take place during 2014. Once the NWF is completed, the long term sustainable water supply for Peñasquito will be secured with well replacement and maintenance required for the rest of the LOM.

1.26	Water Balance

A probabilistic water balance model has been developed for the entire mine site including the plant, heap leach facilities, diversion channels, tailings facility, other users of water, and the water supply system. The software used for this water balance is the industry standard GoldSim modeling package. This model is tracked and updated on a monthly basis. Modelling allows Goldcorp to define initial and operating conditions within the Peñasquito mine system and simulate the projected performance of the mine water system over a given time period.

The mine is operated as a zero discharge system. Peñasquito does not discharge process water to surface waters, and there are no direct discharges to surface waters.

Goldcorp has completed five years of water studies, and continues to monitor the local aquifers to ensure they remain sustainable. A network of monitoring wells has been established at 150 points within an area of almost 5,500 km2 to monitor water levels and quality.

1.27	Power and Electrical

Power is currently supplied through the Mexican central grid from the Mexican Federal Electricity Commission (Comisión Federal de Electricidad or CFE).

January 2014	Page 1-20

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

Goldcorp has an operative agreement with a subsidiary of InterGen which will see InterGen construct and operate a 200 MW gas-fired combined cycle power plant to deliver 177 MW supplied electricity to the Peñasquito mine and other Mexican operations for a minimum term of 20 years. The agreement was signed in 2011, and secured in 2012. Construction of the power plant began in December 2012, with completion projected for Q1 2015. An amendment to the original contract to increase the supplied electricity by 5MW is currently pending approval by Goldcorp.

1.28	Marketing

Goldcorp currently has an operative refining agreement with Met Mex Penoles for refining of doré produced from the Project. Goldcorp’s bullion is sold on the spot market, by marketing experts retained in-house by Goldcorp. The terms contained within the sales contracts are typical and consistent with standard industry practice, and are similar to contracts for the supply of doré elsewhere in the world. Part of the silver production is forward-sold to Silver Wheaton.

The markets for the lead and zinc concentrates from Peñasquito are worldwide with smelters located in Mexico, North America, Asia and Europe. Metals prices are quoted for lead and zinc on the London Metals Exchange and for gold and silver by the London Bullion Market Association. The metal payable terms, and smelter treatment and refining charges for both the lead and zinc concentrate represent “typical” terms for the market. The terms contained within the sales contracts are typical and consistent with standard industry practice, and are similar to contracts for the supply of concentrates and doré elsewhere in the world.

Goldcorp has entered into forward sales and collar option agreements for the base metals volumes in relation to Peñasquito concentrate sales.

Commodity prices used in estimation of Mineral Reserves and in the financial analysis are based on guidance provided by Goldcorp Corporate.

1.29	Capital Costs

As of December 31, 2013, capital spent as of that date was considered to be “sunk” capital; either spent or committed to be spent and so is not included in the economic evaluation.

For the current life-of-mine financials, capital costs are based on operating experience gained in from current operations, 2014 budget data, and quotes received from manufacturers during 2013. Capital cost estimates include funding for infrastructure, mobile equipment replacement, development drilling, new pits pre-stripping and

January 2014	Page 1-21

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

permitting as well as miscellaneous expenditures required to maintain production. Infrastructure requirements are incorporated in the estimates as appropriate. Mobile equipment is scheduled for replacement when operating hours reach threshold limits. Capital cost estimates for the LOM are presented in Table 1-3.

Sustaining capital costs reflect current price trends. Exploration expenditure has not been included in the financial forecasts. Pre-stripping costs related to the development of new mining areas or pits are considered as capital expenditures.

1.30	Operating Costs

Operating costs were developed by the Peñasquito site, and approved by Goldcorp, based on 2014 budget figures and feasibility study costs, factored as appropriate.

Operating costs included allocations for:

—	Open pit mining;

—	Processing (including crushing, flotation, and filtration);

—	General and administration costs; and

—	Offsite costs.

Operating costs per tonne of sulphide ore milled are included as Table 1-4.

January 2014	Page 1-22

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

Table 1-3:    Capital Cost Summary ($ M)

Year	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026

Water Field	127.7	30.5	0.0	5.0	5.0	2.0	2.0	2.0	0.0	2.0	0.0	0.0	0.0
Tailings Facility	9.9	20.4	60.0	171.0	5.5	5.5	8.5	5.5	5.5	8.5	0.5	0.0	0.0
Mobile Equipment	19.7	10.3	5.2	1.9	1.6	7.8	0.8	2.8	1.7	4.0	0.2	0.1	0.0
Land, Lead, Infrastructure	21.7	57.2	6.9	4.0	0.3	0.0	0.2	0.0	0.3	0.0	0.0	0.0	0.0
Copper Concentrate Circuit	8.9	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sustaining	39.5	108.5	55.8	40.5	22.7	76.3	10.1	29.7	24.9	39.8	2.6	2.5	0.0
Capitalized Exploration	7.8	7.7	7.7	7.7	7.7	7.7	7.7	7.7	7.7	0.0	0.0	0.0	0.0
Annual Totals	235.27	234.57	135.54	230.11	42.76	99.27	29.25	47.69	39.98	54.29	3.33	2.55	0.0

LOM Total	1,154.60

Table 1-4:    Projected LOM Operating Costs (sulphide costs per tonne milled)

Operating Costs (per tonne)	Unit	2014 to 2018	2019 to 2023	2024 to 2025	LOM Average

Oxide Operations
Oxide Mining Cost	$/t processed	0.1	0.1	0.1	0.1
Oxide Processing Cost	$/t processed	2.9	2.9	2.9	2.9
Oxide Refining Cost	$/t processed	0.1	0.1	0.1	0.1

Total Costs (Oxide)	$/t processed	3.0	3.0	3.0	3.0

Sulphide Operations
On-site Costs
Sulphide Mining Costs	$/t milled	9.5	9.8	3.6	8.7
Rehandling Costs	$/t milled	0.3	0.3	0.3	0.3
Sulphide Processing Cost	$/t milled	7.2	7.2	7.2	7.2
Operational Support Cost	$/t milled	2.1	2.1	2.3	2.1
On-site Costs Total	$/t milled	19.0	19.2	13.3	18.2
Off-site Costs
Treatment, refining, transportation and warehousing costs	$/t milled	7.9	7.6	9.7	8.1
Off-site Costs Total	$/t milled	7.9	7.6	9.7	8.1

Total Costs (Sulphide)	$/t milled	26.9	26.8	23.0	26.3

Note: Mining costs include only the incremental ore hauling to leach pads as oxide ore was initially considered waste material for the principally sulphide operation.

January 2014	Page 1-23

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

1.31	Economic Analysis to Support Mineral Reserves

An economic analysis was performed in support of estimation of Mineral Reserves.

The results of the economic analysis represent forward-looking information that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those presented here.

Forward-looking statements in this section include, but are not limited to, statements with respect to the future price of gold, silver, and base metals, the estimation of Mineral Reserves and Mineral Resources, the realization of Mineral Reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.

Additional risk can come from actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in Project parameters as plans continue to be refined, possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and potentially delays in obtaining additional governmental approvals.

Additional risks specific to the Peñasquito operation include the risk associated with the ongoing negotiations over the surface rights agreement with the Cerro Gordo Ejido, assumptions that the proposed second tailings dam can be permitted and constructed in the expected timeframe to support operations, assumptions that the power station being completed by InterGen will be available as projected from 1Q 2015, and assumptions that the LOM water supply requirements will be addressed with the wells proposed to be drilled and fitted out in 2014.

To support declaration of Mineral Reserves, Goldcorp prepared an economic analysis to confirm that the economics based on the Mineral Reserves over a 13-year mine life could repay life-of-mine operating and capital costs.

The mine was evaluated on an after-tax, free cash flow basis. The income tax rate applicable to corporations in Mexico was increased from 28% to 30% effective January 1, 2014. A tax-deductible mining royalty of 7.5% was applied on earnings before the deduction of interest, taxes, depreciation and amortization. An additional 0.5% royalty

January 2014	Page 1-24

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

on precious metals revenue (applicable to precious metals mining companies) was assumed to be in effect as of January 1, 2014.

Results of this assessment indicated positive Project economics until the end of mine life, and supported Mineral Reserve declaration. Life-of mine cash flow after annual sustaining capital requirements is US$4,669 M.

Inferred Mineral Resources above cut-off were considered “waste” in the evaluation. The QPs note that there is some upside for the Project if some or all of the Inferred Mineral Resources are able to be upgraded to higher-confidence mineral resource categories, and eventually to Mineral Reserves.

Sensitivity analysis was performed on the base case LOM after-tax net present value. Positive and negative variations, to a maximum 10% in either direction, were applied independently to metal prices, capital costs, operating costs, and gold, silver, lead and zinc metal production (equivalent to recovered grade). The results of this analysis demonstrate that the financial outcome is most sensitive to operating costs. The next most sensitive parameter is exchange rate, gold prices and gold production.

1.32	Interpretation and Conclusions

Inputs to the Mineral Resources and Mineral Reserves were updated using current economic information and production results. The updates and changes include the following:

—	Metallurgical recoveries (previously the assumptions were based on a fixed recovery percentage; 2013 recommendations for use in the Technical Report are based on actual plant performance and use metallurgically-specific recovery equations);

—	Mining productivity (consideration of strip ratios; updates to material movement requirements, pit sequencing, and phasing, changes to cut-off assumptions);

—	Imposition of the Mexican production royalty and changes to the taxation regime;

—	Significant increases in operating and sustaining capital costs; and

—	Transport costs, treatment charges and penalties (previously the assumptions were based on a fixed figure; the current assumptions are based on five different concentrate types being marketed).

Goldcorp has prepared a new life-of-mine plan for the Peñasquito operation. This Technical Report for Peñasquito, which outlines the revised mine plan, includes both a reduction in the duration of the projected mine life, and a reclassification of

January 2014	Page 1-25

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

mineralization that has high strip ratios, low grades, or high penalty element levels, or a combination of these, from Mineral Reserves back to Mineral Resources.

In the opinion of the QPs, the Project that is outlined in this Report has met its objectives in identifying mineralization that can support mining operations. Mineral Resources and Mineral Reserves have been estimated for the Project, and mining and recovery factors are based on actual production data.

The most significant risk to the Project is if a mutually beneficial settlement in regards to a land-use agreement with the Cerro Gordo Ejido cannot be negotiated. To date, however, operations at the Peñasquito mine have not been impacted.

Additional risk may result if the planned timeframe for completion of the second tailings dam extends beyond the projected end 2017 completion date.

Although the planned Northern Well Field, to be constructed in 2014, is expected to provide sufficient water to meet the water needs of the Project over the remainder of the LOM, there is a risk that if the well field does not provide the projected pumping capacity, then additional expenditure may be required to find further supplementary sources or drill extra wells.

InterGen have advised that the construction and commissioning of the 200 MW gas-fired combined cycle power plant will be completed by 1Q 2015; however, any delays in the completion and commissioning dates may affect the assumptions as to power costs for the LOM.

Two Project metallurgical opportunities have been identified. One would see recovery of a clean lead concentrate along with a copper-rich concentrate through a concentrate enrichment process. The second would be the result of recovery of additional silver and gold using a pyrite leach technology.

1.33	Recommendations

A single-phase work program is recommended, with a total estimated cost of $18.7 million.

The exploration drilling program which is currently evaluating the known sulphide manto and skarn-hosted mineralization should be continued. Additional mineralization has been identified within limestones beneath the Caracol Formation; these mantos- and skarn-style deposits provide future exploration opportunities. This program is estimated at $2.5 million, and is based on an estimated 10,000 m of drilling at $250/m all-in costs.

January 2014	Page 1-26

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

Metallurgical testwork on the special mineralization types should continue. This program is estimated at $13.5 million. Work is recommended to include:

—	Ongoing development of a commercial circuit for recovery of high-copper material such that the mineralization type can be included in future mine plans;

—	Evaluation of the economics of processing of high-carbon material such that the mineralization type can be included in future mine plans. Metallurgical models for the high-carbon ores need to be developed;

—	Updating of the low-lead ore recovery models with additional plant data to improve the level of accuracy;

—	Continued variability testing of sedimentary units (KUC) to provide sufficient data to predict recoveries and operating costs for the material, such that the mineralization type can be included in future mine plans.

The evaluation of the potential for the deposit to support underground operations should continue. This program is budgeted at $2.7 million.

January 2014	Page 1-27

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

2.0	INTRODUCTION

2.1	Terms of Reference

Goldcorp staff Maryse Belanger, P.Geo. and Guillermo Pareja, P.Geo. prepared a Technical Report (the Report) for Goldcorp Inc. (Goldcorp) on the wholly-owned Peñasquito polymetallic open pit operation (the Project) located in the state of Zacatecas, Mexico (Figure 2-1).

This Report presents updated Mineral Resources and Mineral Reserves for the Project. Goldcorp will be using the Report in support of disclosure and filing requirements with the Canadian Securities Regulators.

The operating entity for the Project is a Goldcorp subsidiary, Minera Peñasquito, S.A. de C.V. Mineral tenure is held in the names of indirectly wholly-owned Goldcorp subsidiaries. For the purposes of this report, “Goldcorp” is used to refer interchangeably to the parent and subsidiary companies.

All measurement units used in this Report are metric, and currency is expressed in US dollars unless stated otherwise. Unless otherwise noted, all figures were prepared by Goldcorp for this Report.

2.2	Qualified Persons

The following Goldcorp staff serve as the qualified persons for this Technical Report as defined in National Instrument 43-101, Standards of Disclosure for Mineral Projects, and in compliance with Form 43-101F1

—	Maryse Belanger, P.Geo., Senior Vice President, Technical Services, Goldcorp;

—	Guillermo Pareja, P.Geo., Manager Resource Evaluation, Goldcorp.

January 2014	Page 2-1

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

Figure 2-1:   Project Location Map

2.3	Site Visits and Scope of Personal Inspection

Ms Belanger has visited the site on numerous occasions, the most recent being from 10 to 12 December 2013. During the most recent site visit, Ms Belanger examined core and surface outcrops, drill platforms and sample cutting and logging areas; discussed geology and mineralization with Project staff; reviewed geological interpretations; reviewed the mine plans; and inspected the open pit operations and process infrastructure.

January 2014	Page 2-2

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

Mr Pareja visited the site from November 3 through 11 2013. During the visit, he discussed geology and mineralization with Project staff; reviewed geological interpretations with staff, and inspected drill core.

2.4	Effective Dates

The Report has a number of effective dates as follows:

—	Close-out date for the drill data that supports resource estimation: 16 July, 2013;

—	Mineral Resource estimate: 20 December, 2013;

—	Mineral Reserve estimate: 20 December, 2013;

—	Financial analysis that supports the Mineral Reserves: 20 December 2013;

—	Date of supply of latest information on mineral tenure, surface rights and Project ownership: 8 January 2014.

The overall effective date for the Report is the date of the last supply of information on mineral tenure, and is 8 January 2014.

There were no material changes to the technical and scientific information on the Project between the effective date and the signature date of the Report.

2.5	Information Sources and References

Information used to support this Report was derived from previous technical reports on the property, and from the reports and documents listed in the References section.

Specialist input from other disciplines, including legal, environmental, permitting, social licence, process, engineering, geology, geotechnical, hydrological, marketing, and financial, was sought from Goldcorp experts and staff based at the Minera Peñasquito operation to support the QPs in preparation of the Report.

Unless otherwise noted, all figures in the Report were prepared in 2013 by Goldcorp or Minera Peñasquito.

2.6	Previous Technical Reports

Goldcorp has previously filed the following technical reports for the Project:

Belanger, M., Pareja, G., Chen, E. and Nahan, P., 2011: Peñasquito Polymetallic Operation, Zacatecas State, Mexico, NI 43-101 Technical Report, unpublished NI 43-101 technical report prepared for Goldcorp, effective date 31 December, 2011;

January 2014	Page 2-3

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

Bryson, R.H., Brown, F.H., Rivera, R., and Butcher, M.G., 2009: Peñasquito Project Technical Report, Concepción del Oro District, Zacatecas State, México: unpublished NI 43-101 technical report prepared for Goldcorp, effective date 10 March 2009;

Bryson, R.H., Brown, F.H., Rivera, R., and Ristorcelli, S., 2007: Peñasquito Project Technical Report, Concepción del Oro District, Zacatecas State, México: unpublished NI 43-101 technical report prepared for Goldcorp, effective date 31 December 2007.

Goldcorp acquired Glamis Gold Inc. (Glamis) in 2006. Prior to the acquisition, Glamis had filed the following technical reports for the Project:

Voorhees J.S., Hanks, J.T., Drielick, T.L., Wythes, T.J., Huss, C.E., Pegnam, M.L., and Johnson, J.M., 2008: Peñasquito Feasibility Study, 100,000 Mtpd, NI 43-101 Technical Report: unpublished NI 43-101 technical report prepared by M3 Engineering and Technology Corp. for Glamis Gold Inc., effective date 31 July 2006.

Glamis acquired Western Silver Corporation (Western Silver) in 2006. Prior to the acquisition, Western Silver had filed the following technical reports for the Project:

Marek, J., Hanks, J.T., Wythes, T.J., Huss, C.E., and Pegnam, M.L., 2005: Peñasquito Feasibility Study Volume I NI 43-101 Technical Report: unpublished NI 43-101 technical report prepared by M3 Engineering and Technology Corp. for Western Silver Corporation, November 2005;

Independent Mining Consultants, 2005: Executive Summary of the Technical Report Preliminary Resource Estimate Update for the Peñasco Deposit, Peñasquito Project State of Zacatecas, Mexico: unpublished NI 43-101 technical report prepared by Independent Mining Consultants for Western Silver Corporation, April 2005;

M3 Engineering and Technology Corp., 2004: Western Silver Corporation, Peñasquito Pre-Feasibility Study: unpublished NI 43-101 technical report prepared by Independent Mining Consultants for Western Silver Corporation, April 2004; amended and restated 8 November 2004, further amended and restated 10 December 2004;

Marlow, J., 2004: Technical Report, Preliminary Resource Estimate, for the Peñasco Deposit Peñasquito Project State of Zacatecas, Mexico: unpublished NI 43-101 technical report prepared for Western Silver Corporation, effective date 3 November 2004;

SNC Lavalin, 2004: Minera Peñasquito, S.A. De C.V., Peñasquito Project, Mineral Resource Estimate for Chile Colorado Zone: unpublished NI 43-101 technical report prepared by SNC Lavalin for Western Silver Corporation, March 2004;

January 2014	Page 2-4

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

Ashby, Z., and Hanson, W.C., 2003: Minera Peñasquito, S.A. De C.V., Preliminary Mineral Resource Estimate: unpublished NI 43-101 technical report prepared by SNC Lavalin for Western Silver Corporation, March 2003.

January 2014	Page 2-5

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

3.0	RELIANCE ON OTHER EXPERTS

This section is not relevant to the Report as expert opinion was sourced from Goldcorp experts in the appropriate field as required.

January 2014	Page 3-1

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

4.0	PROPERTY DESCRIPTION AND LOCATION

4.1	Location

Peñasquito is situated in the western half of the Concepción Del Oro district in the northeast corner of Zacatecas State, Mexico, approximately 200 km northeast of the city of Zacatecas. Project centroid co-ordinates are approximately 24°45´ N latitude/101°30´W longitude.

The Project contains the Peñasco and Chile Colorado (Brecha Azul) deposits. Mining commenced in 2010 and full production commenced during 2011.

4.2	Property and Title in Mexico

Information in the sub-section which follows is partly based on Latin Lawyer (2013).

Article 27 of the Mexican Constitution provides that the Mexican Nation (the Nation) has direct ownership of mineral deposits within the national territory, which cannot be transferred. The use and exploitation of such national resources by private parties is only permitted if concessions are granted by the Federal Executive Branch, through its corresponding government agencies. Such concessions are subject to applicable laws and regulations and these must be complied with; non-compliance can result in cancelled concessions.

Government agencies may create national Mining Reserves over deposits that are considered essential to the Nation’s future. Once incorporated into national mining reserves, the deposits are not subject to mining concessions or allotments, unless such zones are cancelled from the mining reserves through a decree issued by the Federal Executive. Such decrees can enable the Ministry of Economy to declare the zone as “free land” that can then be granted under a mining concession, or call for a bid to grant one or more mining concessions over such deposits.

4.2.1	Mineral Property Title

The Mexican Mining Law was promulgated in 1992 and amended in 1996 and 2005. Mining Regulations were initially published in 1999 and were updated on 12 October 2012.

January 2014	Page 4-1

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

A number of Government agencies have responsibility for administering the mining laws, including:

—	Ministry of Economy: formulates and directs national mining policy and promotes the use and development of mineral resources

—	General Coordination of Mines: entity under which the Ministry administers mining activities

—	General Bureau of Mines: responsible for management and control of concessions, allotments and national mining reserves

—	Public Registry of Mining: records concessions, allotments, agreements, arrangements and administrative actions that may affect mining rights

—

Mexican Geological Service: responsible for identifying and quantifying potential mineral resources, inventorying national mineral deposits and furnishing public geological-mineral information, promoting research, identifying and promoting infrastructure works which foster the development of new mining districts, advising the Ministry regarding concessions and zones to be incorporated into or removed from national mineral reserves and assisting the Ministry of Economy in bids for land concessions with cancelled allotments and removed land from mineral reserves

—

Commission of Appraisal of National Property: may become involved in mineral concessions when the owner of a concession requests the expropriation, temporary occupation, or creation of easements on certain land necessary to carry out work. The Commission determines the value of the land in order to quantify the indemnification to be provided to the landowner

—	Mining Promotion Trust: established to support minerals exploration, extraction, processing and marketing, by providing technical advice and financial support to existing and new companies

—	National Institute of Statistics, Geography and Information: compiles, processes, submits and distributes statistical and geographical information.

Mining concessions may only be granted to Mexican nationals and companies, ejidos, agrarian communities and communes and Indian communities. Foreign companies can hold mining concessions through Mexican-domiciled companies.

Mining concessions are granted over “free land”. Free land means any land within the Mexican Nation, except for the following:

—	Land covered by existing or pending mining concessions and allotments

January 2014	Page 4-2

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

—	Zones incorporated into mineral reserves

—

Land covered by mining concessions granted through a bidding process, or alternatively, land covered by mining lots from which no concessions would be granted due to the cancellation of the bidding process.

There is no difference in Mexico between an exploration concession and a mining concession. All concessions run for a term of 50 years, with the term commencing on the date recorded in the Registry maintained by the Public Registry of Mining. A second 50-year term can be granted if the applicant has abided by all appropriate regulations and makes the application within five years prior to the expiration date.

Mining concession boundaries in Mexico are defined by referencing position relative to a legally-surveyed principal post. To stake a concession, a principal monument must be erected, painted and photographed by a registered mining expert and then applied to be registered before the relevant mining district office. Once accepted, an official surveyor must be contracted to provide a survey to locate the concession whereby the official survey is reviewed and taken into consideration. Once the relevant mining district office prepares a proposal of the mining concession title, such draft is sent to the General Mining Direction (Dirección General de Minas) and upon its issuance, the concession title is registered before the Public Registry of Mining (Registro Público de Minería).

Mining concessions confer rights with respect to all mineral substances as listed in the Registry document. The holder must commence exploration or exploitation within 90 days of the Registry date.

Mining concessions give the holder the right to mine within the concession boundary, sell the mining product, dispose of waste material generated by mining activities within the lease boundary and have access easements. Concessions can be transferred between companies and can be consolidated.

The main obligations which arise from a mining concession and which must be kept current to avoid its cancellation, are performance of assessment work, payment of mining taxes (technically called “duties”) and compliance with environmental laws.

The Regulations establish minimum amounts that must be spent; minimum expenditures may be substituted for sales of minerals from the mine for an equivalent amount. A report must be filed in May of each year that details the work undertaken during the previous calendar year.

January 2014	Page 4-3

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

Mining duties must be paid in advance in January and July of each year and are determined on an annual basis under the Mexican Federal Rights Law. Duties are based on the surface area of the concession and the number of years that have elapsed since the mining concession was issued.

Concessions are maintained on an annual basis by payment of appropriate fees, as determined by the Ministry of Economy each year. Holders must also supply the relevant Governmental department with reports on activities, including annual checking reports that are due May of each year.

4.2.2	Surface Rights Title

While a mining concession gives its holder the right to carry out mining work in the area covered by the concession and take ownership of any minerals found, it does not automatically grant any surface access rights. Such rights must be negotiated separately with the owner of the surface land. If no agreement can be reached with the surface owner (typically for the purchase or lease of the surface land), the Mining Law grants the concessionaire the right to apply to the General Mining Bureau for the expropriation or temporary occupation of the land, which will be granted to the extent that the land is indispensable for the development of the mining project. Compensation is set through an appraisal carried out by the federal government’s National Goods’ Appraisal Commission.

Consideration, payable on a one-time basis for expropriation and on a yearly basis for temporary occupation, is set based on an appraisal of the affected land. Typically, a verbal authorisation with no consideration is granted for prospecting and sample gathering. A simple letter agreement or contract will be used for drilling, trenching, basic road building and similar more advanced exploration activities, with a small monetary consideration and/or the obligation to fix a road or fence, build an earth dam, paint the local town church or school, etc. Building and operating a mine requires a more formal agreement.

The existence in Mexico of a communal form of agrarian land ownership called “ejidos” and “comunidades agrarias” can present special problems for surface land use. Ejidos are communal farms where individuals have surface rights to specific plots of land, but most land-use decisions must be made by the members of the ejido as a whole. Ejidos and comunidades represent close to one-half of the Mexican territory.

4.2.3	Water Rights

Under the Federal Constitution, the ownership of all water within the boundaries of the Mexican territory resides in the Mexican Nation, including territorial seas, inland marine

January 2014	Page 4-4

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

waters, the waters of lagoons connected with the sea, inland rivers, lakes and streams, underground waters and water extracted from mines.

The National Waters Law (the Waters Law), in force since 1992, sets forth the legal framework applicable to the use and exploitation of national waters by Mexican individuals and entities holding water concessions granted by the Mexican president, through the National Waters Commission (the Waters Commission). Water concessions may be granted for a minimum term of five years and up to 30 years. Terms can be extended.

Under the Mining Law, the owner of a mining concession is entitled to use the water extracted from the mine in connection with exploration and mining activities.

4.2.4	Environmental Regulations

The Mexican Federal Governmental department responsible for environmental matters is the Secretary of the Environment, Natural Resources and Fisheries (SEMARNAT), which has four sub-departments:

—	National Institute of Ecology (INE): responsible for planning, research and development, conservation of national protection areas and promulgation of environmental standards and regulations.

—	Federal Prosecutor for the Protection of the Environment (PROFEPA): responsible for enforcement, public participation and environmental education.

—	National Water Commission (CAN): responsible for assessing fees related to waste water discharges.

—	Federal delegation or state agencies of SEMARNAT, known as COEDE.

Mexico’s environmental protection system is based on the General Law of Ecological Equilibrium and the Protection of the Environment (LGEEPA). Under LGEEPA, numerous regulations and standards for environmental impact assessment, air and water pollution, solid and hazardous waste management and noise have been issued.

Environmental laws require the filing and approval of an environmental impact statement for all exploitation work and for exploration work that does not fall within the threshold of a standard issued by the Federal Government for mining exploration. Environmental permitting for exploitation, absent any strong local opposition to the project, can be usually achieved in less than one year.

January 2014	Page 4-5

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

4.2.5	Taxation and Royalties

Mexico has been a party to the North American Free Trade Agreement (NAFTA) since 1994 and thus has a tax and trade regime comparable to the USA and Canada. It operates under western-style legal and accounting systems, with a contemporary taxation system.

The tax rates for Mexico were updated in October 2013. Amendments include:

—	Increase in corporate income tax rate to 30%;

—	10% withholding tax imposed on dividends paid to non-resident shareholders; the withholding tax would apply to income derived after 1 January 2014;

—	7.5% mining royalty imposed on earnings before interest, tax, depreciation and amortization (EBITDA), effective 1 January 2014. The impost is tax deductible for income tax purposes;

—	0.5% environmental erosion fee for precious metals operations only, which is based on gross revenues (tax deductible for income tax purposes), and payable from 1 January 2014; and

—	Disallowing of immediate deductions for exploration expenses in the period in which they occurred and replacing this with an allowable 10% amortization of exploration expenses per year.

4.2.6	Employment Requirements

Under Mexico’s Federal Labour Law, at least 90% of any company’s employees must be Mexican citizens. In the case of technicians and professionals, the general rule is that all employees must be Mexicans, unless no Mexican specialists are available, in which case employers are permitted to employ, on a temporary basis, up to 10% of non-Mexican specialists.

4.3	Tenure History

Kennecott Canada Explorations Inc. through its Mexican subsidiary, Minera Kennecott S.A. de C.V. (Kennecott) acquired initial title to the Project in 1994.

On January 30, 1998, Western Copper Holdings Limited (Western Copper) signed a letter of intent with Kennecott to enter into a financing and property rights agreement (Property Rights Agreement) and to form an alliance (Strategic Alliance) for the purposes of exploring and developing mineral deposits in Mexico. The Property Rights Agreement and Strategic Alliance were terminated effective May 5, 1999, with Western Copper retaining the rights to the Project.

January 2014	Page 4-6

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

On August 24, 2000, Western Copper granted Mauricio Hochschild & Cia Ltda. (Hochschild), the right to earn a 68% interest in the Peñasquito property by expending US$1.75 million over three years in exploration and development. On March 29, 2001, Hochschild advised that it was terminating the agreement with respect to the Peñasquito property effective June 28, 2001.

In 2003, Western Copper underwent a name change to Western Silver Corporation. Glamis Gold Corporation (Glamis) acquired Western Silver in May 2006, and the combined company was subsequently acquired by Goldcorp in November 2006.

4.4	Project Ownership

The Project is indirectly 100% held by Goldcorp. Goldcorp uses an indirectly 100% owned subsidiary, Peñasquito Minera SA de C.V. (Minera Peñasquito), as the operating entity for the mine.

4.5	Mineral Tenure

As at 8 January 2014, Peñasquito Minera SA de C.V. held 19 mining concessions (45,752.9423 ha). Claims are summarized in Table 4-1, and the claim locations are shown in Figure 4-1.

In August 2010, one concession expired, and was subsequently renewed for a 50-year term:

—	Peñasquito: renewed 26 August 2010, now expires 25 August 2060

All remaining concessions have the terms noted in Table 4-1.

During 2012, Minera Peñasquito rationalized the ownership of the claim blocks. Formerly, four companies had held the mineral title (Minera Faja de Plata S.A. de C.V.; Goldcorp Exploración S.A. de C.V.; WCI Jerónimo México S.A. de C.V.; and Minera Peñasquito S.A. de C.V.). Currently all tenure that is not held under option is in the name of Minera Peñasquito.

January 2014	Page 4-7

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

Table 4-1:    Mineral Tenure Table – Peñasquito Project Concessions Held By Peñasquito Minera SA de C.V

				Validity		Area		Location		Mining Unit Or	Recording RPM
Num	Name	File	Title				Holder
				From	To	Ha		Municipality	State	Project	Num	Coot	Vol

1	La Peña	7/1.3/547	203264	28/06/1996	27/06/2046	58.0000	MP	Mazapil	Zac.	U. Peñasquito	142	284	290
2	Beta	8/1.3/01137	211970	18/08/2000	17/08/2050	2,054.7609	MP	Mazapil	Zac.	U. Peñasquito	175	350	314
3	Las Peñas	8/1.3/00983	212290	29/09/2000	28/09/2050	40.0000	MP	Mazapil	Zac.	U. Peñasquito	155	310	315
4	Mazapil 4	007/13859	215503	22/02/2002	21/02/2052	4,355.0995	MP	Mazapil	Zac.	U. Peñasquito	142	283	324
5	Mazapil 3 Frac. I	007/13852	217001	14/06/2002	13/06/2052	1,950.7022	MP	Mazapil	Zac.	U. Peñasquito	171	341	328
6	Mazapil 3 Frac. II	007/13852	217002	14/06/2002	13/06/2052	1,161.9722	MP	Mazapil	Zac.	U. Peñasquito	171	342	328
7	Mazapil	8/1.3/01280	218409	05/11/2002	04/11/2052	1,476.0000	MP	Mazapil	Zac.	U. Peñasquito	155	309	332
8	Mazapil 2	8/1.3/01281	218420	05/11/2002	04/11/2052	2,396.6794	MP	Mazapil	Zac.	U. Peñasquito	160	320	332
9	Mazapil 5	8/1/01527	220915	28/10/2003	27/10/2053	50.0000	MP	Mazapil	Zac.	U. Peñasquito	148	295	339
10	Mazapil 6	8/1/01528	220916	28/10/2003	27/10/2053	36.0000	MP	Mazapil	Zac.	U. Peñasquito	148	296	339
11	Mazapil 9 Frac. 2	093/26783	221419	04/02/2004	03/02/2054	123.0907	MP	Mazapil	Zac.	U. Peñasquito	40	79	341
12	Mazapil 7 Frac. 2	093/26734	221833	02/04/2004	01/04/2054	224.0083	MP	Mazapil	Zac.	U. Peñasquito	67	133	342
13	Mazapil 10	93/26975	223327	02/12/2004	01/12/2054	1,073.5553	MP	Mazapil	Zac.	U. Peñasquito	94	187	346
14	Mazapil 11 Frac. 1	093/27461	226582	27/01/2006	26/01/2056	1,974.4668	MP	Mazapil	Zac.	U. Peñasquito	101	202	355
15	Mazapil 11 Frac. 2	093/27461	226583	27/01/2006	26/01/2056	4,535.8175	MP	Mazapil	Zac.	U. Peñasquito	102	203	355
16	Mazapil 11 Frac. 3	093/27461	226584	27/01/2006	26/01/2056	25.0000	MP	Mazapil	Zac.	U. Peñasquito	102	204	355
17	Segunda Reduccion Concha	8/4/00059	228418	07/11/2000	06/11/2050	23,115.7895	MP	Mazapil	Zac.	U. Peñasquito	119	238	360
18	Alfa	8/4/00072	228841	11/10/1995	10/10/2045	1,100.0000	MP	Mazapil	Zac.	U. Peñasquito	151	301	361
19	El Peñasquito	9/6/00116	236746	26/08/2010	25/08/2060	2.0000	MP	Mazapil	Zac.	U. Peñasquito	143	286	383

TOTAL HECTARES						45,752.9423

Note: MP = Minera Peñasquito

January 2014	Page 4-8

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

Figure 4-1:     Project Tenure Map

Note: Peñasquito claims are shown in pale blue. The Nochas Buenos claims (dark blue) are not considered to be part of the Peñasquito Project area.

January 2014	Page 4-9

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

As per Mexican requirements for grant of tenure, the concessions comprising the Project have been surveyed on the ground by a licensed surveyor. Duty payments for the concessions have been made as required.

Goldcorp holds additional tenure in the greater Peñasquito area (within about 200–300 km of the Project infrastructure), which is under application, is granted, or is part of joint ventures with third parties.

4.6	Surface Rights

Surface rights in the vicinity of the Chile Colorado and Peñasco open pits are held by four ejidos: Ejido Cedros, Ejido Mazapil, Ejido El Vergel and Ejido Cerro Gordo, as well as certain private owners (Figure 4-2).

Agreements and agreement durations with the ejidos are provided in Table 4-3. Table 4-4 provides the list of agreements with private owners.

Under current agreements with the ejidos, payments are made to the ejidos on an annual basis, in addition to certain upfront payments that have already been made. All temporary occupancy (i.e. land use) agreements are filed with the Public Agrarian Registry and the Public Mining Registry.

Goldcorp holds all necessary permits for the power line and road access to site.

4.6.1	Ejido Cerro Gordo

On September 28, 2005, Minera Peñasquito entered into a 30 year surface land use agreement with the Ejido Cerro Gordo for 599.27 ha (the Cerro Gordo lands). The Cerro Gordo lands include 60% of the mine pit area, the waste dump, and explosives magazine.

In 2009, the Ejido Cerro Gordo commenced a legal action against Minera Peñasquito in Mexico’s agrarian courts challenging the surface land use agreement.

Following a series of legal proceedings, the agrarian courts ruled on June 18, 2013 that the land use agreement was null and ordered the Cerro Gordo lands to be returned to the Ejido Cerro Gordo.

January 2014	Page 4-10

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

Figure 4-2:     District Surface Rights Map

January 2014	Page 4-11

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

Table 4-2:     Surface Rights Agreements, Ejidos

	Date of Agreement	Term	Hectares

Ejido Cedros	March 16, 2006	30 years	4,523.57 ha

	June 26, 2008	30 years	1,265.50 ha

	Trust Agreement June 11, 2010	Mine closure

Ejido Mazapil	July 17, 2006	30 years	280.80 ha

	August 22, 2006	30 years	1,500 ha

	Trust Agreement July 14, 2010	Mine closure

Ejido El Vergel	June 30, 2007 (replaced August 21, 2013)	15 years from January 1, 2014 with option to extend for additional 15 years	900 ha

	June 30, 2007 (replaced August 21, 2013)	15 years from January 1, 2014 with option to extend for additional 15 years	160 ha

	August 21, 2013	Social Responsibility agreement (Collaboration Agreement

Table 4-3:     Surface Rights Agreements, Private Owners

	Date of Agreement	Term	Hectares

Jose Guadalupe Ordoñez Lopez	February 2006	Perpetual	100.00
Doroteo Cervantes Ordoñez	April 24, 2007	Perpetual	10
Efren Espinoza Ordoñez	September 29, 200606	Perpetual	19
Anastacio Martinez Ordoñez	October 19, 2006	Perpetual	4
Anastacio Martinez Ordoñez	October 19, 2006	Perpetual	5
Nazario Cabrera Muñiz	October 19, 2006	Perpetual	4
Nazario Cabrera Muñiz	October 19 2006	Perpetual	6
Federica Ordoñez Morquecho	September 29, 2006	Perpetual	5
Federica Ordoñez Morquecho	September 29, 2006	Perpetual	8
Arnulfo Cervantes Ordoñez	September 29, 2006	Perpetual	4
Rito Lopez Diaz	November 09, 2006	Perpetual	3
Antonia Nava Ordoñez	September 29, 2006	Perpetual	11
Juan Antonio Yañez Cortez	November 14, 2006	Perpetual	5
Maria Dolores Corpus Herrera	October 24, 2006	Perpetual	2
Jesus Martinez Ordoñez	October 19, 2006	Perpetual	9
Jose Rafael Cervantes Ordoñez	February 20, 2009	perpetual	11

January 2014	Page 4-12

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

Three separate claims currently proceeding in the district courts by the Ejido Cedros and Ejido Mazapil and a local transportation union contesting the execution of the agrarian court’s ruling have resulted in the temporary and permanent suspension of the agrarian court’s ruling. Under a permanent suspension, the agrarian court’s ruling is suspended pending final determination of the Ejido Cedro’s claim following appeal. The decision to grant the permanent suspension is under appeal.

Minera Peñasquito has prepared the required filings and is taking steps to expropriate the Cerro Gordo lands.

Negotiations are continuing between Minera Peñasquito and authorized representatives of the Ejido Cerro Gordo with a view to reaching a mutually beneficial settlement. To date, operations at the Peñasquito mine have not been impacted by these legal proceedings. Goldcorp will continue to employ all legal means at its disposal to ensure continuity of operations and to protect the Goldcorp’s mineral concession rights consistent with Mexican law.

However, in the event the suspension of the agrarian court ruling is revoked or the claims by the Ejido Cedros, Ejido Mazapil and transportation union are ultimately rejected, Ejido Cerro Gordo would, absent any other intervening event, be entitled to possession of the Cerro Gordo lands and mine operations would likely be adversely impacted.

4.7	Water Rights

The National Water Law and its regulations control all water use in Mexico. Comisión Nacional del Agua (CNA) is the responsible agency. Applications are submitted to this agency indicating the annual water needs for the mine operation and the source of water to be used. The CNA grants water concessions based on water availability in the source area.

Hydrogeological studies are complete that show the aquifers in the Cedros Basin (the groundwater basin containing the Project) have enough available water to provide 40 Mm³ per year. The Project has received permits to pump up to 35 Mm³ of this water per year. Based on completed applications, a 4.6 Mm3 concession was obtained in August 2006 and an additional water concession of 9.1 Mm3 per year was received in early 2008.

A Title of Concession (TC) to pump 4.837 Mm3 was received in November 2008. A TC to pump an additional 0.450 Mm3 was obtained in April 2009 and an additional 16.87 Mm3 TC was obtained in July 2009.

January 2014	Page 4-13

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

Additional information on the Project water supply is included in Section 18.4.

4.8	Royalties

A 2% net smelter return (NSR) royalty is owed to Royal Gold on production from both the Chile Colorado and Peñasco locations.

The Mexican Government has passed a new mining royalty, which will consist of a 7.5% mining royalty imposed on earnings before EBITDA (refer to Section 4.2.5). Goldcorp has assumed in the financial analysis that supports the declaration of Mineral Reserves that the royalty will be in effect as of January 1, 2014.

4.9	Agreements

On July 24, 2007, Goldcorp and Silver Wheaton entered into a transaction where Silver Wheaton acquired 25% of the silver produced over the life-of mine (LOM) from the Peñasquito Project for an upfront cash payment of US$485 M. Silver Wheaton will pay Goldcorp a per ounce cash payment of the lesser of US$3.90 and the prevailing market price (subject to an inflationary adjustment commencing in 2011), for silver delivered under the contract.

4.10	Easements and Rights of Way

Power line and road easements have been granted to the Project.

4.11	Permits

Project permits are discussed in Section 20.

4.12	Environmental and Environmental Liabilities

The Project environmental setting, environmental considerations and current environmental liabilities are discussed in Section 20.

4.13	Social License

The Project social setting is discussed in Section 20.

4.14	Significant Risk Factors

If the land use agreement with the Cerro Gordo Eijido is not upheld, there is a risk to the Mineral Reserves and mine operations as a portion of the Peñasco pit

January 2014	Page 4-14

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

and infrastructure associated with the Chile Colorado (Brecha Azul) pit fall within the surface rights holdings of the Cerro Gordo Eijido.

4.15	Comments on Property Description and Location

In the opinion of the QPs, the information discussed in this section supports the declaration of Mineral Resources and Mineral Reserves, based on the following:

—	Goldcorp holds 100% of the Project; mineral tenure is in the name of an indirectly wholly-owned Goldcorp subsidiary;

—	Information provided by Goldcorp legal experts supports that the mining tenure held is valid and is sufficient to support declaration of Mineral Resources and Mineral Reserves;

—	Goldcorp currently holds sufficient surface rights in the Project area to support the mining operations, including provisions for access and power lines;

—

There is litigation pending regarding the land use agreement with the Ejido Cerro Gordo. On June 18, 2013, the agrarian courts in Mexico ruled that the land use agreement was null and ordered the land to be returned to the Ejido Cerro Gordo. Negotiations are continuing between Minera Peñasquito and authorized representatives of the Ejido Cerro Gordo with a view to reaching a mutually beneficial settlement. To date, operations at the Peñasquito mine have not been impacted by these legal proceedings;

—

If a settlement is not reached regarding use of the Cerro Gordo lands and a new land use agreement is not entered into, there is a risk to the Mineral Reserves and mine operations as the disputed Cerro Gordo lands include 60% of the mine pit area, the waste rock facility, and the explosives magazine;

—	Minera Peñasquito has prepared the required filings and is taking steps to expropriate the Cerro Gordo lands;

—	Silver Wheaton is entitled to 25% of the silver produced over the LOM from the Peñasquito Project;

—	A 2% NSR royalty is owed to Royal Gold on production from both the Chile Colorado and Peñasco locations;

—	Goldcorp has assumed in the financial analysis that supports the declaration of Mineral Reserves that the new 7.5% mining royalty and 0.5% environmental erosion fee will be applicable as of January 1, 2014;

—	Goldcorp holds the appropriate permits under local, State and Federal laws to allow mining operations;

January 2014	Page 4-15

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

—	The Project LAU is based on an approved environmental impact assessment, an environmental risk study, and a land use change authorization;

—	Annual land usage and environmental compliance reports have been lodged;

—	The appropriate environmental permits have been granted for Project operation by the relevant Mexican Federal, State, and municipal authorities;

—

At the effective date of this Report, environmental liabilities are limited to those that would be expected to be associated with a polymetallic mine, where production occurs from open pit sources, and where disturbance includes mining operations, roads, site infrastructure, heap leach, waste and tailings disposal facilities;

—	A Project closure plan has been prepared. Goldcorp is funding its closure cost obligations through allocating a percentage of sales revenue to a closure fund; and

—	Goldcorp is not aware of any other significant environmental, social or permitting issues that would prevent continued exploitation of the Project deposits.

January 2014	Page 4-16

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES,
INFRASTRUCTURE, AND PHYSIOGRAPHY

5.1	Accessibility

There are two access routes to the Project. The first is via a turnoff from Highway 54 onto the State La Pardita road, then onto the Mazapil to Cedros State road. The mine entrance is approximately 10 km after turning northeast onto the Cedros access road.

The second access is via the Salaverna by-pass road from Highway 54 approximately 25 km south of Concepcion Del Oro. The Salaverna by-pass is a new, purpose-built gravel road that eliminates steep switchback sections of cobblestone road just west of Concepción Del Oro and passes the town of Mazapil. From Mazapil this is a well-maintained 12 km gravel road that accesses the mine main gate.

Within the Project area, access is by foot trails and tracks.

The closest rail link is 100 km to the west.

There is a private airport on site and commercial airports in the cities of Saltillo, Zacatecas and Monterrey. Travel from Monterrey/Saltillo is approximately 150 km, about two hours to site. Travel from Zacatecas is approximately 275 km, about 3.5 hours to site.

Additional information on Project access is included in Section 18.2.

5.2	Climate

The climate is generally dry with precipitation being limited for the most part to a rainy season in the months of June and July. Annual precipitation for the area is approximately 700 mm, most of which falls in the rainy season. Temperatures range between 30ºC and 20ºC in the summer and 15ºC to 0ºC in the winter.

Mining operations are conducted year-round. The Project area can be affected by tropical storms and hurricanes which can result in short-term high precipitation events.

5.3	Local Resources and Infrastructure

A skilled labour force is available in the region and surrounding mining areas of Mexico. Fuel and supplies are sourced from nearby regional centres such as Monterrey, Monclova, Saltillo and Zacatecas and imports from the US via Laredo.

January 2014	Page 5-1

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

Accommodation comprises a 1,900-bed camp with full dining, laundry and recreational facilities.

Additional infrastructure information is included in Section 18.

5.4	Physiography

The Project is situated in a wide valley bounded to the north by the Sierra El Mascaron and the south by the Sierra Las Bocas. The prevailing elevation of the property is approximately 1,900 m above sea level. The terrain is generally flat, with some rolling hills.

Vegetation is principally scrub, with cactus and coarse grasses.

Except for one small outcrop, the area is covered by up to 30 m of alluvium.

5.5	Comments on Accessibility, Climate, Local Resources, Infrastructure, and Physiography

In the opinion of the QPs:

—	There is sufficient suitable land available within the Goldcorp mineral tenure for tailings disposal, mine waste disposal, and mining-related infrastructure such as the open pit, process plant, workshops and offices;

—

Goldcorp had completed land-use agreements with three eijidos and certain private owners. If a settlement is not reached regarding use of the Cerro Gordo lands and a new land use agreement is not entered into, there is a risk to the Mineral Reserves and mine operations as a portion of the Peñasco open pit and infrastructure associated with the Cerro Colorado pit fall within the Cerro Gordo lands;

—	A review of the power and water sources, manpower availability, and transport options indicate that there are reasonable expectations that sufficient labour and infrastructure is available or under construction to support declaration of Mineral Resources, Mineral Reserves, and the proposed mine plan;

—	Mining activities are conducted on a year-round basis.

January 2014	Page 5-2

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

6.0	HISTORY

The earliest recorded work in the Project area consists of excavation of a shallow shaft and completion of two drill holes in the 1950s.

Minera Kennecott SA de CV (Kennecott) commenced exploration in 1994, following a field visit where an outcrop of a quartz feldspar breccia with fragments of Caracol Formation sediments and quartz feldspar porphyry was recognized. Limited information is available on the Kennecott programs. Regional geochemical and geophysical surveys were undertaken in the period 1994–1997. Geophysical surveys included gravity, controlled source audio frequency magnetollurics (CSAMT), reconnaissance induced polarization (RIP), scaler induced polarization (Scaler IP), airborne radiometrics and magnetics and ground magnetics. This work generated a number of well-defined targets and led to the early discovery of two large mineralized diatreme breccia bodies, the Outcrop (Peñasco) and Azul Breccias.

Kennecott completed 250 rotary air blast (RAB) drill holes (9,314 m) to systemically sample bedrock across the entire project area. A strong silver anomaly located on the southern edge of the Azul pipe was drilled and resulted in the discovery of the Chile Colorado silver-lead-zinc-gold zone. A total of 72 reverse circulation (RC), and core drill holes (24,209 m) were sited to test mineralization at the Outcrop Breccia, Azul Breccia, and Chile Colorado zones. Kennecott concluded that although Peñasquito was most likely to represent the upper level of a porphyry copper system, it was too deep to host a large open pit mine. The Chile Colorado zone on a stand-alone basis was not of interest to Kennecott, and a decision was reached to cease work on the project.

In 1998, Western Copper Holdings Ltd. (Western Copper) acquired a 100% interest in the property from Kennecott. Western Copper completed a nine hole (3,185 m) core drilling program and 13.4 line kilometres of Tensor CSAMT geophysical survey work the same year. Exploration efforts were focused on the Chile Colorado zone and the Azul Breccia pipe targets.

Western Copper optioned the property to Minera Hochschild S.A. in 2000. Hochschild completed 14 core holes (4,601 m), 11 of which were sited into the Chile Colorado anomaly, but subsequently returned the property to Western Copper.

In the period 2002–2009, Western Copper completed an additional 874 core and RC drill holes (496,752 m). The company changed its name to Western Silver Corporation in 2003, and undertook a scoping-level study. In 2004, a pre-feasibility study was completed, and in 2005, a feasibility study was undertaken. The feasibility study was

January 2014	Page 6-1

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

updated in 2006. Under the assumptions in the studies, the Project returned positive economics.

Glamis acquired Western Silver in May 2006, and the combined company was subsequently acquired by Goldcorp in November 2006.

Mine construction commenced in 2007. In October 2009, the first lead and zinc concentrates were produced and concentrate shipment to smelters commenced with first sales recorded in November 2009. A production summary from 2010 to the end of the third quarter of 2013 (Q3 2013) is included in Section 17.

The remainder of this Report discusses updated Mineral Resource and Mineral Reserve estimates for the Project, and the current production and process scenarios.

January 2014	Page 6-2

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

7.0	GEOLOGICAL SETTING AND MINERALIZATION

7.1	Regional Geology

The regional geology of the project area is dominated by Mesozoic sedimentary rocks, which are intruded by Tertiary stocks of intermediate composition (granodiorite and quartz monzonite), and overlain by Tertiary terrestrial sediments and Quaternary alluvium. The Mesozoic sedimentary rocks comprise a 2.5 km thick series of marine sediments deposited during the Jurassic and Cretaceous Periods with a 2,000 m thick sequence of carbonaceous and calcareous turbiditic siltstones and interbedded sandstones underlain by a 1,500 m to 2,000 m thick limestone sequence.

The oldest rocks in the area are the Upper Jurassic limestones and cherts of the Zuloaga Formation, with the low clastic content consistent with deposition in a shallow epicontinental sea. These rocks are overlain by the La Caja Formation, a variably fossiliferous series of thinly-bedded phosphatic cherts and silty to sandy limestones, possibly recording a period of sea level fluctuations. The La Caja Formation is in turn overlain by limestones and argillaceous limestones of the Taraises Formation, with increasing chert and disseminated pyrite near the top of the formation. The massive limestones of the overlying Cupido Formation form one of the favourable host rocks for much of the mineralization previously mined in the area. The Cupido Formation limestones are overlain by the cherty limestones of the La Peña Formation, deposited during the Lower Cretaceous Period. These rocks are in turn overlain by the thickly-bedded limestones of the Cuesta del Cura Formation.

There is an abrupt change in sedimentation style at the base of the Indidura Formation, which is a series of shales, calcareous siltstones and argillaceous limestones, possibly indicating a shallowing of the marine depositional environment. Upper Cretaceous rocks of the overlying Caracol Formation consist primarily of interbedded shales and sandstones, and represent a change to dominantly clastic sediments within the depositional basin.

Following a period of compressional deformation, uplift and subsequent erosion, the Mesozoic marine sediments were overlain by the Tertiary Mazapil Conglomerate.

Large granodiorite stocks are interpreted to underlie large portions of the mineralized areas within the Concepción Del Oro District, including the Peñasquito area. Slightly younger quartz–feldspar porphyries, quartz monzonite porphyries, and other feldspar-phyric intrusions occurring as dikes, sills, and stocks cut the sedimentary units. The intrusions are interpreted to have been emplaced from the late Eocene to mid-Oligocene and have been dated at 33–45 Ma. Samples of granodiorite and quartz–

January 2014	Page 7-1

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

feldspar porphyry at and near Peñasquito produced U–Pb age dates of 37–40 Ma and 36.2–37.1 Ma, respectively.

7.2	Project Geology

The Mesozoic sedimentary rocks of the Mazapil area were folded into east–west arcuate folds during the Laramide orogeny. End-Laramide extension was accommodated by northwest-, northeast- and north- striking faults, contemporaneous with deposition of Tertiary terrestrial sediments in fault–bounded basins. Tertiary granodiorite, quartz monzonite, and quartz–feldspar porphyry were also intruded during this period of extension (Figure 7-1).

Current topography reflects the underlying geology, with ranges exposing anticlines of the older Mesozoic rocks, while valleys are filled with alluvium and Tertiary sediments overlying synclinal folds in younger Mesozoic units. Tertiary stocks and batholiths are better exposed in the ranges.

Two diatreme pipes, Peñasco and Brecha Azul, intrude the Caracol Formation shales in the centre of the Mazapil valley, and form the principal hosts for known gold–silver–lead–zinc mineralization at Peñasquito.

The breccia pipes are believed to be related to quartz–feldspar porphyry stocks beneath the Peñasquito area. The current bedrock surface is estimated to be a minimum of 50 m (and possibly several hundred metres) below the original paleo-surface when the diatremes were formed. The brecciated nature of the host rock indicates that the diatremes explosively penetrated the Mesozoic sedimentary units and it is likely that they breached the surface; however, eruption craters and ejecta aprons have since been eroded away.

Alluvium thickness averages 30–50 m at Peñasquito, and this cover obscured the diatremes apart from one small outcrop of breccia near the center of the Peñasco diatreme, rising about 5 m above the valley surface. The single outcrop near the center of the Peñasco pipe contained weak sulphide mineralization along the south and west side of the outcrop, representing the uppermost expression of much larger mineralized zones below.

January 2014	Page 7-2

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

Figure 7-1:  Regional Geological Plan

Note: Noche Buena deposit is held by Goldcorp; other mines shown are held by third parties

January 2014	Page 7-3

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

7.3	Deposit Geology

Peñasco and Brecha Azul are funnel-shaped breccia pipes, which flare upward, and are filled with brecciated sedimentary and intrusive rocks, cut by intrusive dikes (Figure 7-2).

The larger diatreme, Peñasco, has a diameter of 900 m by 800 m immediately beneath surface alluvial cover, and diatreme breccias extend to at least 1,000 m below surface. The Brecha Azul diatreme, which lies to the southeast of Peñasco, is about 500 m in diameter immediately below alluvium, and diatreme breccias also extend to at least 1,000 m below surface. Porphyritic intrusive rocks intersected in drilling beneath the breccias may connect the pipes at depth.

Polymetallic mineralization is hosted by the diatreme breccias, intrusive dikes, and surrounding siltstone and sandstone units of the Caracol Formation. The diatreme breccias are broadly classified into three units, in order of occurrence from top to bottom within the breccia column, which are determined by clast composition:

—	Sediment-clast breccia;

—	Mixed-clast (sedimentary and igneous clasts); and

—	Intrusive-clast breccias.

Sedimentary rock clasts consist of Caracol Formation siltstone and sandstone; intrusion clasts are dominated by quartz–feldspar porphyry. For the purposes of the geological block model, the sediment-clast and mixed-clast breccias were combined into one unit (BXM), and are distinguished from the intrusion-clast breccia (BXI).

A variety of dikes cut the breccia pipes and the immediately adjacent clastic wall-rocks. These dikes exhibit a range of textures from porphyry breccia, to quartz–feldspar and quartz-eye porphyries, to porphyritic, to aphanitic micro breccias. For the block model they are combined into a single intrusive domain, INT.

7.4	Structure

The Peñasco and Brecha Azul diatremes are considered to represent breccia-pipe deposits developed as a result of Tertiary intrusion-related hydrothermal activity. Alteration, mineral zoning, porphyry intrusion breccia clasts, and dykes all suggest the diatreme-hosted deposits represent distal mineralization some distance above an underlying quartz–feldspar porphyry system.

January 2014	Page 7-4

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

Figure 7-2:    Deposit Geology Plan

Note: KucSlt: Kuc Caracol Formation, siltstone>sandstone; Ckbx: crackle-breccia, sediment clast-supported breccias; QFP: quartz–feldspar porphyry; Bxi: sediment, QFP and Fi clasts / milled intrusive mixed hydrothermal breccia; Bxs: sediment clasts / milled sediment mixed breccias; Bxm: Mixed sediment>intrusive clasts / milled sediment–intrusive mixed breccia; Fi/Fbx: Felsite intrusive or breccia; ibx: quartz–feldspar porphyry intrusive breccia

Such deposits commonly exhibit structural influence from graben faults or faulting related to cauldron subsidence. The Peñasco and Brecha Azul diatremes lie along a northwest-trending system of subvertical fractures within the central axis of the broad northwest oval of sericite–pyrite–quartz–calcite alteration. This may reflect the orientation of the porphyry intrusion underlying the known mineralization.

7.5	Alteration

Both of the breccia pipes lie within a hydrothermal alteration shell consisting of a proximal sericite–pyrite–quartz (phyllic) alteration (QSP) assemblage, distal sericite–

January 2014	Page 7-5

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

pyrite–quartz–calcite (QSPC) assemblage, and peripheral chlorite–epidote–pyrite (propylitic) alteration halo (Figure 7-3).

7.6	Mineralization

Both deposits are centered on diatreme breccia pipes, the Peñasco diatreme at Peñasco, and the Brecha Azul diatreme at Chile Colorado. The diatremes contain and are surrounded by coalesced halos of disseminated, veinlet and vein-hosted sulphides and sulphosalts containing silver and gold.

Mineralization consists of disseminations and veinlets and veins of various combinations of medium to coarse-grained pyrite, sphalerite, galena, and argentite (As2S). Sulphosalts of various compositions are also abundant in places, including bournonite (PbCuSbS3), jamesonite (PbSb2S4), tetrahedrite (Cu12Sb4S13), polybasite ((Ag,Cu)16(Sb,As)2S11), pyrargyrite (Ag3SbS3), stibnite (Sb2S3) rare hessite (AgTe), chalcopyrite (CuFeS2), molybdenite (MoS2).

Gangue mineralogy includes calcite, sericite, and quartz, with quartz, rhodochrosite, fluorite, magnetite (Fe3O4), hematite (Fe2O3), pyrite (FeS2), garnets (grossularite–andradite) and chlorite–epidote. Carbonate is more abundant than quartz as a gangue mineral in veins and veinlets, particularly in the “crackle breccia” that occurs commonly at the diatreme margins.

Breccia-hosted mineralization is dominated by sulphide disseminations within the matrix with lesser disseminated and veinlet-controlled mineralization in clasts. All breccia types host mineralization, but the favoured host is the intrusion-clast breccia. Much of the mineralization within the Peñasco and Brecha Azul pipes lies within the intrusion-clast breccia.

All of the dike varieties may also be mineralized, and they are almost always strongly altered. Mineralization of dikes occurs as breccia matrix fillings, disseminations and minor veinlet stockworks at intrusion margins, and veinlets or veins cutting the more massive dykes. Mineralized dikes form an important ore host in the Peñasco diatreme but are not as abundant in Brecha Azul.

Mineralization of the Caracol Formation clastic sedimentary units where the units are cut by the diatremes is dominated by sulphide replacement of calcite matrix in sandstone beds and lenses, and disseminated sulphides and sulphide clusters in sandstone and siltstones. Cross-cutting vein and veinlet mineralization consists of sulphide and sulphide-calcite fillings.

January 2014	Page 7-6

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

Figure 7-3:    Deposit Alteration Plan (Level 1775)

The Chile Colorado deposit which lies to the southwest of the Brecha Azul diatreme is the largest known sediment-hosted mineralized zone, although others also occur adjacent to Peñasco (e.g. El Sotol), and between the diatremes (e.g. La Palma); refer to Figure 7-4.

There is a spatial association between strong quartz–sericite–pyrite (QSP) alteration and the highest degree of sulphide and sulphosalt mineralization. A halo of generally lower grade disseminated Zn–Pb–Au–Ag mineralization lies within the sericite–pyrite–quartz–calcite (QSPC) assemblage surrounding the two breccia pipes.

January 2014	Page 7-7

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

Figure 7-4:  Deposit Geology Plans Showing Distribution of the Different Mineralization Hosts

7.7	Mantos

Mantos-style sulphide replacements of carbonate strata have been identified within the Caracol Formation adjacent to the diatreme pipes, beneath the clastic-hosted disseminated sulphide zones (Figure 7-5).

January 2014	Page 7-8

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

Figure 7-5:  Mantos

Note: Horizontal distance across figure is approximately 4 km.

January 2014	Page 7-9

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

They consist of semi-massive to massive sulphide replacements of sub-horizontal limestone beds, as well as structurally-controlled cross-cutting chimney-style, steeply dipping, fracture and breccia zones filled with high concentrations of sulphides.

The sulphides are generally dominated by sphalerite and galena, but also contain significant pyrite. Gangue minerals (commonly carbonates) are subordinate in these strata-replacement mantos and cross-cutting chimneys.

Stratiform and chimney mantos are characterized by their very high Zn, Pb, and Ag contents, with variable Cu and Au contributions.

7.8	Skarns

A new style of Cu–Au–Ag–Zn–Pb garnet skarn mineralization with dissolution breccias has been identified at depth between the Peñasco and Brecha Azul diatremes. Mineralization identified to date occurs within the Indidura, Cuesta del Cura and the Taraises–La Caja Formations. The main trend of this mineralization is northwest–southeast, with the best grades located between the diatremes. The skarn has horizontal dimensions of approximately 1,000 m by 1,200 m and is open at depth (Figure 7-6).

This polymetallic mineralization is hosted by garnet skarn and associated breccias, mainly as chalcopyrite, sphalerite, gold, and silver. Gangue minerals consist of pyrite, calcite, garnet, and magnetite. The garnet skarns are often surrounded by halos of hornfels, especially in siliciclastic units, and/or marble and recrystallized limestone in carbonate units. The deep exploration programs have also identified quartz feldspar porphyry with strong QSPC and potassic alteration, which contain occasional veinlets of quartz with molybdenite, and veins with secondary biotite and magnetite disseminated in the wall rocks.

7.9	Prospects

Exploration targets and prospects are discussed in Section 9.

January 2014	Page 7-10

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

Figure 7-6:  Skarns

229,000 m
230,000 m
231,000 m
N
2,729,000 mN
2,728,000 mN
2,727,000 mN
Peñasco Diatreme
Skarn
Sk
Marble
Reforma Fault
Horfels
Breccia Azul Diatreme
EXPLANATION
Exploration
Holes Drilled
Holes in progress
Geotecnia
Infill completed
Holes in progress
Alteration
Skarn
Marble
Hornfels
0
400
Meters
GOLDCORP
PEÑASQUITO
PEÑASQUITO
SKARN & ALTERATION
1100 LEVEL
Date:10/12/2013

January 2014	Page 7-11

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

7.10	Comments on Geological Setting and Mineralization

In the opinion of the QPs:

—	At present all economically-defined mineralized zones in the project area lie within the diatremes and the adjacent siltstones of the Caracol Formation. Additional mineralization has been identified within limestones beneath the Caracol Formation; these mantos- and skarn-style deposits provide future exploration opportunities;

—	Knowledge of the deposit settings, lithologies, and structural and alteration controls on mineralization is sufficient to support Mineral Resource and Mineral Reserve estimation and to support mine planning;

—	The mineralization style and setting of the deposit is sufficiently well understood to support Mineral Resource and Mineral Reserve estimation.

January 2014	Page 7-12

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

8.0	DEPOSIT TYPES

Deposits within the Peñasquito Project are considered to be examples of breccia pipe deposits developed as a result of intrusion-related hydrothermal activity. Global examples of such deposits include Kidston (Australia), Montana Tunnels (Montana), and Cripple Creek (Colorado).

Typical deposit settings include

—	Metaluminous, subalkalic intrusions of intermediate to felsic composition that span the boundary between ilmenite- and magnetite-series;

—	Carbonic hydrothermal fluids;

—

Spatially restricted, commonly weak hydrothermal alteration, except in systems formed at the shallowest depths spanned by these deposits. Thermal gradients surrounding cooling plutons are steep and result in temperature-dependent concentric metal zones that develop outward from pluton margins for distances up to a few kilometres, or just beyond the thermal aureole. Pluton-proximal gold mineralization may be associated with Bi, Te, and W aureole-hosted mineralization will have an As or Sb tenor, and distal mineralization may be related to Ag–Pb–Zn;

—

A tectonic setting of continental magmatism well-inboard of inferred or recognized convergent plate boundaries, and which commonly contains coeval intrusions of alkalic, metaluminous calc-alkalic and peraluminous compositions. Preferred host strata include reducing basinal sedimentary or metasedimentary rocks.

Deposit locations are often controlled by graben faults and ring complexes related to cauldron development.

Deposits typically consist of mineralized, funnel-shaped, pipe-like, discordant breccia bodies and sheeted fracture zones. Mineralization is hosted by a variety of breccia types, including magmatic-hydrothermal, phreatomagmatic, hydraulic and collapse varieties. Breccia cement consists dominantly of quartz, carbonate (calcite, ankerite, siderite), with specularite and tourmaline at some deposits.

Mineralization characteristically has a low sulphide content (<5 volume %), and contains pyrite, chalcopyrite, sphalerite, galena, and pyrrhotite, with minor molybdenite, bismuthinite, telluro-bismuthite and tetrahedrite, which occur either in the matrix or in rock fragments. Mineralization is typically silver-rich (Au:Ag = 1:10), with associated Pb, Zn, Cu ± Mo, Mn, Bi, Te, W), and a lateral (concentric) metal zoning is present at some deposits.

January 2014	Page 8-1

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

A sericite–quartz–carbonate–pyrite alteration assemblage and variably developed silicification is coincident with mineralized zones, grading outward into propylitic alteration. An early stage K-silicate alteration can be present at some deposits.

Mantos and skarn-hosted mineralization at depth have also developed adjacent to the Peñasquito and Brecha Azul diatremes. These mineralization styles are also considered to be appropriate exploration targets.

The deposit model diagram included as Figure 8-1 is an interpretation of the deposit model relationships at Peñasquito as collated and interpreted from mapping, drilling, and geophysical studies undertaken in the area. The model displays not only the breccia mantos and skarn targets, but additional deposit styles that may be developed in the Project area, such as porphyry-related disseminated deposits.

8.1	Comment on Deposit Types

In the opinion of the QPs, features which classify Peñasquito as a breccia pipe deposit include:

—	Deposit location controlled by graben or cauldron-subsidence fault geometries;

—	Presence of two mineralized, funnel-shaped, pipe-like, discordant breccia bodies and sheeted fracture zones at Peñasco and Brecha Azul;

—	Mineralization hosted by a variety of breccia types within the diatremes;

—	Concentric metal zoning; and

—	Large halo of sericite–pyrite–quartz–calcite alteration.

The QPs consider, therefore, that the breccia pipe model is an appropriate exploration target for the Project area. Additional exploration targets include mantos and skarn-hosted mineralization, and potentially, porphyry-related disseminated deposits.

January 2014	Page 8-2

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

Figure 8-1:    Peñasquito Deposit Model

Note:  The Noche Buena and Salaverna deposits shown on this figure are held by Goldcorp, but are outside the Project area and are not considered to be part of the Peñasquito Project.

January 2014	Page 8-3

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

9.0	EXPLORATION

Exploration has been undertaken by Goldcorp, its precursor companies (e.g. gold exploration by Western Silver), or by contractors (e.g. geophysical surveys).

Exploration activities on the Project have included geological mapping, RC and core drilling, ground geophysical surveys, mineralization characterization studies and metallurgical testing of samples. Petrographic studies and density measurements on the different lithologies have also been carried out.

Much of this work has been superseded by the data obtained during the drilling programs that support the Mineral Resource and Mineral Reserve estimates and by data collected during mining operations. Detailed information on the early exploration programs is available in the technical reports filed by Western Silver, Glamis and Goldcorp between 2003 and 2007 (refer to Section 2.6 for a list of previously-filed technical reports); this Report sub-section provides a summary of the exploration activities.

Table 9-1 provides a summary of the exploration programs completed to the Report effective date.

9.1	Grids and Surveys

The Project uses UTM NAD27. All data collected prior to establishment of the mining operation were converted to this datum.

Digital terrain data were supplied to Goldcorp by Eagle Mapping, Vancouver, Canada, from aerial photography completed 13 November 2003. Aerial photography provided a 0.24 m resolution and a vertical and horizontal accuracy of ± 1.0 m. Eagle Mapping also provided an updated topographic surface in 2008.

The last version of digital terrain data was supplied by CIVIS Inc. from its photographic flights completed on May 25, 2012. The photography covering the open pit and tailings storage facility from the 2012 flights was completed with a resolution of 0.1 m.

9.2	Geological Mapping

No geological mapping has been undertaken. Geological reconnaissance and drill data have shown that except for one small outcrop, the area is covered by up to 30 m of alluvium.

January 2014	Page 9-1

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

Table 9-1:      Exploration Summary Table

Year	Operator	Work Undertaken

1950s	Unknown	Development of shallow shaft and workings.
1994–1998	Kennecott	Geochemical surveys. Gravity, CSAMT, reconnaissance IP, scaler IP, airborne radiometrics and magnetics and ground magnetics surveys. 250 RAB drill holes. 72 RC and core drill holes: 23 drill holes were drilled in the Peñasco Outcrop Breccia zone, 15 drill holes at Brecha Azul, 13 drill holes at Chile Colorado, and other drill holes scattered outside these zones.

1998	Western Copper	9 core holes.

2000	Hochschild	14 core holes; 11 at Chile Colorado.

2000–2003	Western Copper	149 core and RC drill holes, and completion of a scoping study.

2003–2006	Western Silver	300 core and RC drill holes, including 13 metallurgical drill holes. Pre-feasibility and feasibility studies completed.

2012	CIVIS Inc on behalf of Goldcorp	Topography surface to constrain the resources/reserves estimation was flown on May 25, 2012; flight over the open pit area covered 16 km2 and had a resolution of 10 cm

286 core and 93 RC exploration drill holes, plus 46 metallurgical, 40 geotechnical, 298 condemnation, and 26 in-fill drill holes. Updated feasibility study.

2006–2013	Goldcorp	Mining began in July 2007, the first doré was produced in May 2008, mechanical completion of the first mill/ flotation line (50 kt/d) was achieved in July 2009, and the first concentrates were produced and shipped in October 2009.

High-sensitivity aeromagnetic and FALCON Airborne Gravity Gradiometer system flown in 2010; 1,789 line-km of data acquired

HELITEM time domain EM helicopter survey flown in 2010–2011; 1,597 line-km of data acquired

59 shallow RC drill-holes to evaluate bedrock under alluvial cover in 2011

9.3	Geochemical Sampling

The only original bedrock exposure at Peñasquito was on a single low hill in the center of what is now known as the Peñasco diatreme.

Early explorers in the district collected rock-chip samples from this outcrop. The remainder of the Project area was covered by alluvium, generally 30–40 m thick, and surface sampling was not possible.

Following the geophysical discovery of the Chile Colorado deposit, Kennecott completed an initial shallow RC drilling program (RAB) to sample bedrock beneath the alluvium. This program consisted of 250 holes on a grid covering much of the area of the currently-known deposits at Peñasquito. The RAB drill holes were shallow, designed to penetrate the extensive overburden cover to collect chip samples from the top of bedrock immediately beneath the alluvial cover. Kennecott’s RAB drilling

January 2014	Page 9-2

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

identified broad zinc, lead, copper, gold, and silver anomalies which led to discovery of the Peñasco and Breccia Azul mineralized breccia pipes.

Goldcorp conducted an additional drilling campaign to the north of Peñasco in 2011, which consisted of 59 shallow RC drill-holes designed to collect bedrock samples from immediately beneath the alluvial cover. Anomalies identified by this program were later tested to greater depth with core drill-holes. No significant mineralization was identified from the programs.

9.4	Geophysics

Kennecott conducted various geophysical surveys during its exploration of Peñasquito. These consisted of airborne and ground-based magnetic surveys, airborne radiometric surveys, and ground gravity and induced polarization (IP) surveys over much of the area overlying and adjacent to the mineralized breccia pipes at Peñasco and Brecha Azul.

The aeromagnetic survey defined an 8 km x 4 km, north–south-trending magnetic high which was approximately centered on the Outcrop (Peñasco) Breccia. The airborne and ground magnetometer surveys suggested the presence of deep-seated granodioritic intrusions, and indicated a relationship between mineralization and the underlying plutons.

Kennecott identified and defined IP chargeability and resistivity anomalies in the central Peñasquito area. The IP surveys were instrumental in locating the sulphide stockwork zone at the Chile Colorado, and the gravity survey identified the Brecha Azul diatreme.

Kennecott also performed a CSAMT survey. Following acquisition of the Project by Western Copper, an additional CSAMT survey at Chile Colorado and Brecha Azul was completed in 1998. This latter survey extended previous CSAMT coverage to the east of the Kennecott survey area.

Kennecott undertook the first gravity survey on the Project. The survey was sited over the 5 km2 area that defines the central sulphide system at Peñasquito, and approximately 1,500 stations were recorded. Western Silver subsequently took an additional 1,500 gravity readings in the same area. The gravity surveys identified the Brecha Azul diatreme and partially outlined the Peñasco diatreme pipe.

Two airborne geophysical surveys were flown for Goldcorp over a number of areas of Zacatecas and San Luis Potosi states (Mexico) in November–December 2010 and January 2011 in co-operation with Quaterra Resources Inc. The Peñasquito and

January 2014	Page 9-3

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

Camino Rojo blocks, in Zacatecas State, were flown as a portion of this regional program.

The first survey utilized a high-sensitivity aeromagnetic and FALCON Airborne Gravity Gradiometer system. This survey was flown on November 11–19, 2010, with a total of 1,789 line-km of data being acquired.

The second survey used the HELITEM time domain EM helicopter system and was flown between December 11, 2010 and January 9, 2011 for a total of 1,597 line-km.

The two surveys approximately covered the same areas with only modest differences in the positioning of lines. Some anomalies were detected toward the north and east of the Peñasco diatreme, which require exploration follow-up. To date, no exploration has been conducted on these anomalies.

9.5	Exploration Potential

9.5.1	Peñasquito

A deep exploration drilling program was conducted between 2011 and 2013 to test for the presence of sulphide manto and skarn-hosted mineralization at depth. The exploration target was to define mineralization that might be able to support potential underground development adjacent to and/or between the Peñasco and Brecha Azul diatreme pipes (Figure 9-1). Manto and skarn-hosted mineralization was intercepted starting at 900 m below the surface. Potentially significant skarn- and breccia- hosted mineralization was located between the Brecha Azul and Peñasco diatremes.

There is also potential for additional deposit styles within the extensive Peñasquito Project, including base metal skarns and porphyry-related disseminated deposits in geological settings as indicated in Figure 8-1. Exploration for these mineralization styles is ongoing.

9.6	Comments on Exploration

In the opinion of the QPs, the exploration programs completed to date are appropriate to the style of the deposits and prospects within the Project and support the genetic and affinity interpretations.

January 2014	Page 9-4

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

Figure 9-1:  Cross Section, 230470 E, Peñasco, Showing Mantos

DIATREME
BRECCIA AZUL
2,000
1,500
1,000
500
Bxs
Ckbx
Bxm
Bxi
Ibx
QSPC
Hornfels
Skarn
Recrystalized
Marble
Argilizacion
Potassic
Alteration
0
250
500
meters
Alteration Legend
QSPC
(Quartz Sericite
Pyrite Carbonate)
Marble
Skarn
Potassic
Alteration
Hornfels
Argilizacion
Lithology
Sediment-Clast Breccia
Mixed-Clast Breccia
Crackle Breccia
Intrusive Breccia
Porphyry Intrusive Breccia
GOLDCORP
PEÑASQUITO
Minera Peñasquito
230470-E Section
N-S Looking West
ALTERATION & GEOLOGY

January 2014	Page 9-5

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

10.0	DRILLING

Drilling completed on the Peñasquito Area for the period 1994 to 2013 comprised 1333 drill holes (524,748 m). Drill data are summarized in Table 10-1. Drill hole locations for the Project are shown in Figure 10-1.

Drilling has focused on the exploration and delineation of three principal areas: the Chile Colorado Zone, the Brecha Azul Zone and the Peñasco Zone.

10.1	Drill Methods

Six drilling contractors have been used:

—	Major Drilling Co (core and RC);

—	Adviser Drilling, S.A. de C.V. (core);

—	Layne de Mexico (RC);

—	BDW (core);

—	KDL Mexico (core);

—	Boart Longyear Drilling Services-Mexico (core).

RC drilling was conducted using down-hole hammers and tricone bits, both dry and with water injection. Water flow was rarely high enough to impact the drilling, although water had to be injected to improve sample quality. Some RC drilling was performed as pre-collars for core drill holes. Sample recoveries were not routinely recorded for RC holes.

Core drilling typically recovered HQ size core (63.5 mm diameter) from surface, then was reduced to NQ size core (47.6 mm) where ground conditions warranted. Metallurgical holes were typically drilled using PQ size core (85 mm).

January 2014	Page 10-1

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

Table 10-1:    Drill Hole Summary Table

Year	Project Operator	RC Number Holes	Metres	Core Number Holes	Metres	Total Number Holes	Metres

1994-1997	Kennecott	unknown	9,560	72	13,935	72	23,495
1998	Western Copper			9	3,185	9	3,185
2000	Mauricio Hochschild			14	4,601	14	4,601
2002	Western Copper			46	20,198	46	20,198
2003	Western Copper	57	5,699	46	19,897	103	25,596
2004	Western Silver			120	56,988	120	56,988
2005	Western Silver			169	100,626	169	100,626
2006	Western Silver			69	38,681	69	38,681
2006	Glamis–Goldcorp			123	72,071	123	72,071
2007	Goldcorp	24	5,146	194	131,535	218	136,681
2008	Goldcorp	10	2,702	58	50,653	68	53,345
2009	Goldcorp			47	22,182	47	22,182
2010	Goldcorp			37	22,175	37	22,175
2011	Goldcorp	59	2,495.1	22	14,299	81	16,794
2012	Goldcorp			85	50,985	85	50,985
2013	Goldcorp			72	42,245	72	42,245

Totals						1,333	689,847

January 2014	Page 10-2

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

Figure 10-1:  Peñasco and Azul (Chile Colorado) Drill Hole Location Map

228,000 mE
228,800 mE
229,600 mE
230,400 mE
231,200 mE
N
2,729,600 mN
2,728,800 mN
2,728,000 mN
2,727,200 mN
2,726,400 mN
DIATREME
PEÑASCO
DIATREME
BRECCIA AZUL
Ultimate Pit Boundary

0 400 800
Meters

GOLDCORP
PEÑASQUITO

Peñasquito
Drill Hole Loction Map

Drillholes as of December 10, 2013

January 2014	Page 10-3

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

Any break in the core made during removal from the barrel was marked with a “colour line”. When breakage of the core was required to fill the box, edged tools and accurate measure of pieces to complete the channels was the common practice to minimize core destruction. The end of every run was marked with a wooden tick and the final depth of the run.

Core was transferred to wooden core boxes, marked with “up” and “down” signs on the edges of the boxes using indelible pen. The drill hole number, box number and starting depth for the box was written before its use, whilst end depth were recorded upon completion. All information was marked with indelible pen on the front side of the box and also on the cover.

All core from the Goldcorp drill programs has been processed on site. Transport of core boxes to the core shed was done by personnel from the company that was managing the drill program, or the drilling supervisor.

10.2	Geotechnical Drilling

Oriented core drilling for geotechnical purposes was performed by Major Drilling Co., (Major) in 2004 with eight core holes completed in the area of the planned Chile Colorado pit and three core holes in the planned Peñasco pit area for a total 11 core holes (4,126 m). Major used a Longyear 44 drill rig. Core holes were oriented at an angle of 60º to the horizontal and were sited to intersect the November 2005 design basis pit wall one-third of the ultimate wall height above the base of the final pit level.

Core hole diameters were typically HQ3 (61 mm diameter) but were telescoped down to NQ3 (45 mm) if difficult drilling conditions were encountered. Core was recovered in a triple tube core barrel assembly.

Core orientation was accomplished using two independent methods: clay impression and a mechanical down-hole system referred to as Corientor™. Field point load tests were completed for each core run to estimate the unconfined compressive strength of the intact rock.

Drill holes to WC-250 were also geotechnically logged.

During 2005, Estudios Especializados de Mecánica de Suelos, S.A. de C.V. (EEMSSA) from Monterrey, Nuevo León, Mexico used a Foremost Mobil B-59 and a CME-55 drill rig to perform geotechnical field investigations to support the design of the heap leach facility, waste rock piles, tailings impoundment and process plant. Standard penetration tests were performed.

January 2014	Page 10-4

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

During 2010, Adviser Drilling, S.A. de C.V., drilled an oriented core program with seven holes (3,014.17 m) completed. The aim of the program was to provide information on the bedding orientations within the area planned for the Chile Colorado pit and identify structures that could affect the bench stability.

In 2013, Boart Longyear Drilling Services-Mexico and BDW completed an additional seven-hole program (1,856.25 m), which focused on obtaining information on the bedding orientations in the north of the Peñasco pit.

10.3	Metallurgical Drilling

Metallurgical drilling was first performed in 2003–2006, with 13 holes (4,016 m) completed. Holes averaged 310 m in depth. An additional 28 core holes were drilled in 2006–2012, consisting of 28 holes (15, 375 m), which were typically 550 m long. During 2013, 28 holes (9,156 m) were completed, averaging 510 m in length. Hole collar locations for the 2013 drilling are shown in Figure 10-2.

10.4	Hydrogeological Drilling

A number of water wells have been completed in support of supply of the Project’s water needs. These are summarized in Table 10-2.

10.5	Geological Logging

Logging of RC drill cuttings and core utilized standard logging procedures. Initial logging utilized paper forms, with data hand-entered into a database from the form. Logs recorded lithologies, breccia type, fracture frequency and orientation, oxidation, sulphide mineralization type and intensity, and alteration type and intensity.

In July 2013, digital logging was implemented. Logs are stored on the mine server in an exploration database. Information now recorded includes lithology, alteration, minerals, structural features, oxidation description, and vein types.

Core was photographed; core photographs are retained on the mine server. Video was recorded from drill collar to toe; these digital files are stored on hard disc.

Geotechnical logging for pit design purposes was typically completed at 3 m intervals, and recorded on CDs. For site location purposes, geotechnical logging included sample descriptions, SPT blow counts, sample numbers and visual classifications based on the united soil classification system (USCS). From 2010 onwards, all geotechnical logging has been stored in an acQuire database.

January 2014	Page 10-5

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

Figure 10-2: Collar Location Plan, 2013 Metallurgical Drill Holes

2,730,000 mN
229,000 mE
230,000 mE
231,000 mE
N
MET-55-13
MET-49-13
MET-48-13
MET-54-13
MET-58-13
MET-59-13
MET-57-13
Peñasco Diatreme
MET-51-13
MET-50-13
MET-47-13
MET-53-13
MET-52-13
MET-46-13
2,728,000 mN
Breccia Azul Diatreme
MET-56-13
MET-44-13
MET-43-13
2,727,000 mN
MET-45-13
MET-42-13
EXPLANATION
METALLURGICAL DDH
MET-42-13 To MET-59-13
0
400
Meters
GOLDCORP
PEÑASQUITO
METALLURGICAL
DRILLING PROGRAM
DEC/2013

January 2014	Page 10-6

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

Table 10-2:  Water Well Drilling

Year	Pilot Holes		Dewatering Wells		Totals
	Holes	Metres drilled	Wells	Metres drilled	Holes	Metres drilled

2011	30	13227.16	14	7531.27	44	20,758.43
2012	22	12258.45	19	11262.07	41	23,520.52
2013	8	4462.3	3	2314.00	11	6,776.30

10.6	Collar Surveys

All drill hole collars are identified with a concrete monument, allowing all drill holes to be identified at a later date. The monument is placed directly over the hole collar on completion of each drill hole.

Prior to 2001, drill holes were located using chain-and-compass methods. From 2002 onwards, collar survey has been performed by a qualified surveyor. Since preparation for mining operations commenced in 2007, all surveys have been performed using digital global positioning system (DGPS) instruments.

10.7	Downhole Surveys

Down-hole surveys are completed by the drilling contractor using a single shot, through the bit, survey instrument. Drill holes are surveyed on completion of each hole as the drill rods are being pulled from the hole. All drill holes have been down-hole surveyed except the 51 Western Silver RC drill holes and 11 of the 71 Kennecott drill holes.

Use of a gyroscopic survey instrument began in 2012 when Silver State Survey (SSS) was contracted. In the first 800 m of any drill hole, SSS takes a measurement at 50 m intervals and at the end of the drill hole.

10.8	Recovery

Core recovery for the Peñasquito drilling programs averaged 97%.

10.9	Deposit Drilling

Drill hole spacing is generally on 50 m sections in the main deposits spreading out to 400 m spaced sections in the condemnation zones. Drill spacing is wider again in the areas outside the conceptual pit outlines used to constrain Mineral Resources. Drilling

January 2014	Page 10-7

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

covers an area approximately 11 km east–west by 7 km north–south with the majority of drill holes concentrated in an area 2.1 km east–west by 2.8 km north–south.

Figure 10-3 shows a cross-section through the Peñasco breccia, and is illustrative of the relationship between drill intercepts and grades in the open pit. Figure 10-4 shows the Chile Colorado pit area and typical drill intercepts. The drill traces are colour-coded down hole and indicate areas of higher and lower grades, and intervals of higher-grades in lower-grade intercepts.

10.10	Geotechnical Drilling

Geotechnical drilling has been performed in support of mine designs. Drill contractors have included Adviser Drilling S. A. de C.V., Boart Longyear de México S.A de C. V. and BDW Drilling.

Recent drilling, in the period 2010 to 2013, when the mine was operational, has comprised 22 drill holes (7,253.2 m). Six of these holes were sited in the Chile Colorado pit and the remainder was drilled for support of the Peñasco pit. Holes ranged in dip from vertical to 65º and were either HQ3 or PQ3 in size. The drill holes were sited to provide geotechnical information for pit phase designs and for support of potential modification of pit wall slope angles in selected pit sectors. A total of 68 laboratory triaxial tests of intact rocks were performed and 52 direct shear tests to estimate the unconfined strength of the intact rock.

An additional target was obtaining information on the bedding planes within the Caracol Formation. The RQD model was updated with the recent drill information, and a total of 1,211 holes were used. A total of 1,348 holes and 13 geomechanical cells were used to construct the bedding model.

Additional drilling is planned in 2014 to provide further data on the partial pit phase designs planned for Peñasco, primarily to test the north and west pit sectors.

10.11	Sample Length/True Thickness

Drilling is normally perpendicular to the strike of the mineralization. Depending on the dip of the drill hole, and the dip of the mineralization, drill intercept widths are typically greater than true widths.

January 2014	Page 10-8

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

 Figure 10-3: Drill Section, Peñasco

 Note:  grey and green shading on the drill hole traces indicate on-mineralized or low-grade intervals; pinks to orange on the drill traces indicated areas of higher grades.

January 2014	Page 10-9

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

 Figure 10-4: Drill Section, Chile Colorado

Note:  grey and green shading on the drill hole traces indicate on-mineralized or low-grade intervals; pinks to orange on the drill traces indicated areas of higher grades.

January 2014	Page 10-10

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

10.12	Comments on Drilling

In the opinion of the QPs, the quantity and quality of the lithological, geotechnical, collar and downhole survey data collected in the exploration and infill drill programs are sufficient to support Mineral Resource and Mineral Reserve estimation as follows:

—	Core logging meets industry standards for gold, silver, and base metals exploration;

—	Collar surveys since 2002 have been performed using industry-standard instrumentation;

—	Downhole surveys were performed using industry-standard instrumentation;

—	Recovery data from core drill programs are acceptable;

—	Geotechnical logging of drill core meets industry standards for planned open pit operations;

—

Drilling is normally perpendicular to the strike of the mineralization. Depending on the dip of the drill hole, and the dip of the mineralization, drill intercept widths are typically greater than true widths;

—

Drill orientations are generally appropriate for the mineralization style, and have been drilled at orientations that are optimal for the orientation of mineralization for the bulk of the deposit area;

—

The drill sections included as Figures 10-3 and 10-4 display typical drill hole orientations for the deposits, show summary assay values using colour ranges for assay intervals that include areas of non-mineralized and very low grade mineralization, and outline areas where higher-grade intercepts can be identified within lower-grade sections. The sections confirm that sampling is representative of the gold, silver, and base metals grades in the deposits, reflecting areas of higher and lower grades;

—	No significant factors were identified with the data collection from the drill programs that could affect Mineral Resource or Mineral Reserve estimation.

January 2014	Page 10-11

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

11.0	SAMPLE PREPARATION, ANALYSES, AND SECURITY

From Project inception to date, Project staff were responsible for the following:

—	Sample collection;

—	Core splitting;

—	Preparation of samples for submission to the analytical laboratory;

—	Sample storage; and

—	Sample security.

Project staff have also been responsible for run-of mine assaying, which is performed in the mine site laboratory.

All analyses of exploration drill-hole and surface samples were performed by certified off-site analytical laboratories.

11.1	Sampling Methods

11.1.1	Geochemical Sampling

Geochemical samples were collected during early-stage exploration on the Project and are superseded by core drill and production data.

11.1.2	RC Sampling

RC drill cuttings were sampled at intervals of 2 m. The material was split at the drill into several portions of 12 kg or less. A handful of rock chips from each sample interval was collected and logged by experienced onsite geologists. Data from the drill logs were entered digitally into ASCII files for computer processing. From mid-2013, all data are entered digitally into the Project database.

11.1.3	Core Sampling

The standard sample interval is 2 m. Some samples are limited to geological boundaries and are less than 2 m in length. Logging was completed at the drill site prior to splitting. Splitting of the core was supervised by the geologist who logged the core in order to ensure sampling integrity.

January 2014	Page 11-1

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

For condemnation drill holes, core was assayed every 2 m out of 20 m unless geologic inspection dictated otherwise.

A senior Goldcorp geologist examined the core, defines the primary sample contacts, and designates the axis along which to cut the core. Special attention is taken in veined areas to ensure representative splits are made perpendicular to, and not parallel to, veins. Similar sampling protocols were used in the Western Copper and Western Silver drill programs.

Standard reference material samples and blanks were inserted into the sample stream going to the assay laboratory in a documented sequence. Cut samples were bagged and numbered in polyethylene bags. Groups of 20 sample bags were placed in larger bags and labelled with the name and address of the laboratory, and the number and series of samples that were contained within the bag.

A Minera Peñasquito truck transports the sacks approximately once per week to the ALS Chemex laboratories in Guadalajara, Mexico.

11.1.4	Production Sampling

Blast holes are sampled as whole-hole samples by an experienced sampler.

11.2	Metallurgical Sampling

Samples selected from PQ exploration drill core for metallurgical testwork comprise half-core samples.

11.3	Density Determinations

During 2008 Goldcorp staff completed a total of 1,229 specific gravity measurements on drill core. An additional 127 bulk density measurements were also available from Dawson Metallurgical Laboratories Inc. Utah (Dawson 2005). Specific gravity data were then used to assign average bulk specific gravity values by lithology.

From 2011, a standard procedure was implemented, whereby a density sample, 20 cm in length, was taken every 20 m from core holes. Core is coated, and the specific gravity measured using the water displacement method. To end November 2013, a total of 3,802 determinations have been made. Table 11-1 summarizes the data by lithology.

January 2014	Page 11-2

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

Table 11-1: Specific Gravity Data

Lithology	Number of samples	Average (t/m3)	Skarn/sulphur Veins	Average (t/m3)

Overburden	65	2.40
Caracol Fm	2483	2.67	7	4.42
Indidura Fm	275	2.79	15	3.53
Cuesta del Cura Fm	255	2.79	7	4.19
La Peña Fm	32	2.75	3	3.93
Cupido Fm	67	2.74	7	3.69
Taraises Fm	5	2.76	1	3.49
La Caja Fm	1	2.57	3	3.03
Zuloaga Fm	2	2.70
QFP	151	2.65
Bxs	20	2.29
Bxm	95	2.57
Bxi	212	2.76
Ckbx	63	2.78
Ibx	19	2.67
Felsite (Fi)	12	2.56
Felsite Tuffs	2	2.14

	3,759		43

11.4	Analytical and Test Laboratories

Sample preparation and analytical laboratories used during the exploration programs on the Project include ALS Chemex, and Bondar Clegg (absorbed into ALS Chemex in 2001).

ALS Chemex was responsible for sample preparation throughout the Western Copper, Western Silver, and Goldcorp exploration and infill drilling phases through its non-accredited sample preparation facilities in Guadalajara. All samples were dispatched to the Vancouver, Canada laboratory facility for analysis, which, at the time the early work was performed, was ISO-9000 accredited for analysis; the laboratory is currently ISO-17025 certified. ALS Chemex is independent of Goldcorp.

The umpire (check) laboratory is Acme Laboratories in Vancouver, which holds ISO-9000 accreditations for analysis. SGS Mexico has also been used for check analyses. SGS holds ISO/IEC 17025:2005 certification.

The run-of-mine laboratory is not certified.

January 2014	Page 11-3

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

11.5	Sample Preparation and Analysis

11.5.1	Sample Preparation

For the Western Copper drill programs, the following sample preparation was performed:

—	The entire sample is passed through a primary crusher to yield a crushed product;

—	Rock chips and drill samples are crushed to better than 70% of the sample passing 2.0 mm;

—	A split is taken using a stainless steel riffle splitter; and

—	The crushed sample split weighing 250 grams is ground using a ring mill pulverizer. The pulverizer uses a chrome steel ring set. All samples are pulverized to greater than 85% of the ground material passing through a 75 µm screen.

Samples of drill cuttings and drill core for programs prior to 2003 were prepared and assayed by standard procedures at ALS Chemex. The procedure, which operated between 1998 and 2003, consisted of:

—	Samples were weighed and dried at 150° for about 8 hours;

—	Samples were crushed to a minimum of 75% passing 10 mesh;

—	Crushed samples were split to provide a 300 or 1,000 g representative cut;

—	Samples were then pulverized to a minimum of 95% passing 150 mesh;

—	Pulverized samples were bagged and shipped to Vancouver B.C. for analysis; and

—	30 g of the pulverized samples were fire-assayed for gold.

For drill programs post-2003, the sample preparation performed by ALS Chemex was modified slightly from the pre-2003 procedure, in that:

—	Crushed samples were split to provide a 250 g representative cut; and

—	Samples were then pulverized to a minimum of 85% passing 200 mesh.

Analytical protocols and methods were the same as for the pre-2003 programs.

January 2014	Page 11-4

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

11.5.2	Analysis

Table 11-2 summarizes the analytical methods used at ALS Chemex and Acme. Table 11-3 provides the detection limits for the analytical methods used.

11.6	Quality Assurance and Quality Control

There is no information in existing documentation that confirms whether blanks and standard reference materials (SRMs) were included in the Peñasquito samples submitted for assay prior to 2002. There is, however, sufficient documentation that shows that comprehensive check-assaying campaigns were undertaken at several intervals whereby splits from samples were routinely re-assayed to confirm initial results, commonly through a separate analytical laboratory.

Blanks and SRMs were used in sampling programs by Western Copper, Western Silver, and Goldcorp from 2000. The seven SRMs were prepared by Metcon Research, Tucson, AZ from Project mineralization. Blank samples comprise non-mineralized limestones from the general Project area.

Goldcorp acquired eight new SRMs in December 2009 which consist of Peñasquito core prepared by SGS and submitted to round-robin analyses by several certified laboratories.

Blank samples utilized since 2013 consist of crushed non-mineralized sandstone from RC holes drilled in 2011 to the north of the mine area.

11.7	Databases

Entry of information into databases utilized a variety of techniques and procedures to check the integrity of the data entered. Geological data from early drill programs were entered into spreadsheets in a single pass. Electronic data entry (without a paper log step) is still being implemented. Digital drill-hole logging was implemented in mid-2013 using acQuire software.

Assays received electronically from the laboratories are now imported directly into the database. Analytical certificates received since 2010 have been stored in the data base and were validated via the acQuire software.

Drill-hole collar and down-hole survey data were manually entered into the database prior to 2013. Since initiation of digital logging and full implementation of the acQuire database in 2013, the collar and down-hole surveys are imported into the database using acQuire.

January 2014	Page 11-5

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

Table 11-2:    Analytical Methods

Laboratory	Element	Method

ALS Chemex	Gold	ME-GRA21; fire assay with gravimetric finish on a one-assay-ton (30 g) charge. For assays > 5 ppm, method SCR-21 is used; this is a gravimetric preparation using 1000 g of the final prepared pulp passed through a 100 µm stainless steel screen to separate the oversize fractions. The fraction that is <100 µm is homogenized and divided in two sub-samples. All three samples are used in calculating the combined gold content of the plus and minus fractions using fire assay

	Silver	ME-ICP41; 1⁄2-g charge digested in aqua regia acid and analyzed with an inductively coupled plasma emission spectrometer (ICP-AES); for overlimits, method ME-GRA21 is used, a fire assay with a gravimetric finish on a one-assay-ton charge (30 g)

	Zinc	ME-ICP41; and for overlimits method Zn-AA46 is used which is 0.4-g charge digested in aqua regia acid and analyzed by ICP-AES or inductively coupled plasma – mass spectrometer ICP-MS).

	Lead	ME-ECP41; 1⁄2 g charge digested in aqua regia acid and analyzed with ICP-AES; for overlimits method Zn-AA46 is used

Acme	Gold	Group 6; fire assay with an inductively coupled plasma emissions spectrometer (ICPES) analytical finish on a one-assay-ton charge (30g).

	Silver	Group D; 1⁄2-g charge digested in aqua regia acid and analyzed with and ICPES; and for overlimits Ag-AA46, which is 0.4-g charge digested in aqua regia acid and analyzed with an ICPES.

	Zinc	Group D; 1-g charge digested in aqua regia acid and analyzed with ICPES; Ag-AA46 for overlimits

	Lead	Group D; 1⁄2-g charge digested in aqua regia acid and analyzed with ICPES; Ag-AA46 for overlimits

Table 11-3: Detection Limits

Laboratory	Element	Method	Range	Overlimit Method	Range

ALS Chemex	Gold	ME-GRA21	0.05–1,000 ppm	SCR-21	0.05–1,000 ppm

	Silver	ME-ICP41	0.2–100 ppm	ME-GRA21	5–10,000 ppm

	Zinc	ME-ICP41	2–10,000 ppm	Zn-AA46	0.01–30%

	Lead	ME-ICP41	2–10,000 ppm	Pb-AA46	0.01–30%

Acme	Gold	G601	0.005–10 ppm

	Silver	G1D	0.3–100 ppm	8AR	1–1000 ppm

	Zinc	G1D	1–10,000 ppm	8AR	0.01–30%

	Lead	G1D	3–10,000 ppm	8AR	0.01–10%

January 2014	Page 11-6

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

Data are verified on entry to the database by means of built-in program triggers within the mining software. Checks are performed on surveys, collar co-ordinates, lithology data, and assay data.

Paper records have been archived for all assay and QA/QC data, geological logging and bulk density information, down-hole and collar coordinate surveys. All paper records were filed by drill-hole for rapid location and retrieval of any information desired. Assays, down-hole surveys, and collar surveys were stored in the same file as the geological logging information. Sample preparation and laboratory assay protocols from the laboratories were also monitored and kept on file.

Exploration data are appropriately stored on a mine server, and data are regularly backed up by the mine IT department.

11.8	Sample Security

Sample security was not generally practiced at Peñasquito during the drilling programs, due to the remote nature of the site. Sample security relied upon the fact that the samples were always attended or locked at the sample dispatch facility. Sample collection and transportation have always been undertaken by company or laboratory personnel using company vehicles.

Drill samples were picked up at site by ALS Chemex, prepared to a pulp in Guadalajara, Mexico, and sent by ALS Chemex via air to the ALS Chemex analytical laboratory in Vancouver, Canada.

Chain of custody procedures consisted of filling out sample submittal forms that were sent to the laboratory with sample shipments to make certain that all samples were received by the laboratory.

Assay pulps and crushed reject material are returned by ALS Chemex to Goldcorp’s core shack in Mazapil for storage. Weathering has deteriorated the integrity of individual pulps from earlier drill programs.

Drill core is stored in wooden core boxes on steel racks in the buildings adjacent to the core logging and cutting facilities. The core boxes are racked in numerical sequence by drill hole number and depth.

Coarse rejects in plastic bags are stored in cardboard boxes on steel racks in a separate locked building. The coarse reject boxes are labelled and stored by sample number.

January 2014	Page 11-7

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

11.9	Comments on Sample Preparation, Analyses, and Security

In the opinion of the QPs, quality of the drill, sampling and analytical data are suitable to support Mineral Resource and Mineral Reserve estimation and mine planning, based on the following:

—	Geochemical sampling covered sufficient area and was adequately spaced to generate first-order geochemical anomalies, and thus was representative of first-pass exploration sampling;

—	Drill sampling has been adequately spaced to first define, then infill, gold, silver and base metal anomalies to produce prospect-scale and deposit-scale drill data;

—

Drill hole spacing varies with depth. Drill hole spacing in shallow oxide mineralization is approximately 35 m. Average drill hole spacing in the core of the deposits is about 50 m. Drill hole spacing increases with depth as the number of holes decrease and holes deviate apart. Average spacing at the base of the ultimate reserve pits is about 75 m;

—	Data are collected following industry standard sampling protocols;

—	Sample collection and handling of RC drill cuttings and core was undertaken in accordance with industry standard practices, with procedures to limit potential sample losses and sampling biases;

—

Sample intervals in core and RC drilling, comprising maximum of 2 m intervals respectively, are considered to be adequately representative of the true thicknesses of mineralization. Not all drill material may be sampled depending on location and alteration;

—	Specific gravity determination procedures are consistent with industry-standard procedures;

—

There are sufficient acceptable specific gravity determinations to support the specific gravity values utilized in waste and oxide and sulphide mineralization tonnage interpolations for the key deposits.

—

Sample preparation for samples that support Mineral Resource estimation has followed a similar procedure since 2002. The preparation procedure is in line with industry-standard methods for polymetallic deposits;

—

Exploration and infill core and RC programs were analysed by independent laboratories using industry-standard methods for gold, silver, and base metal analysis. Current run-of-mine sampling is performed by the mine laboratory, which is staffed by Goldcorp personnel;

January 2014	Page 11-8

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

—

There is limited information available on the QA/QC employed for the earlier drill programs; however, sufficient programs of reanalysis have been performed that the data can be accepted for use in estimation;

—

Typically, drill programs included insertion of blank, duplicate and SRM samples. The QA/QC program results do not indicate any problems with the analytical programs, therefore the gold, silver, and base metal analyses from the core drilling are suitable for support of Mineral Resource and Mineral Reserve estimation;

—

Sample security has relied upon the fact that the samples were always attended or locked in the on-site sample preparation facility. Chain-of-custody procedures consist of filling out sample submittal forms that are sent to the laboratory with sample shipments to make certain that all samples are received by the laboratory; and

—	Current sample storage procedures and storage areas are consistent with industry norms.

January 2014	Page 11-9

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

12.0	DATA VERIFICATION

A number of independent data checks have been performed in support of preliminary assessment, pre-feasibility, and feasibility studies on the Project. Goldcorp performed sufficient verification of the data and database to support Mineral Resources and Mineral Reserves being estimated.

12.1	SNC Lavalin (2003)

A check assay program was completed in November 2002 for a total of 277 samples from drill holes WC17 and WC33 analyzed by both ALS Chemex and Acme. Generally, the results of the checks assays shipment sent to Acme showed a good agreement with the original results from the primary laboratory, with the exception of gold values. Gold grades displayed high variability of 23% lower for average SL Chemex results. Close scrutiny of the individual gold samples reveals that most of the values were below the detection limit of 0.07 g/t Au and it appeared that they obscured analysis. The analysis of values above this detection limit showed better correlation and differences between average grades was reduced to 12.4% with the ALS Chemex mean grade higher than the Acme results.

A check assay program was completed by ALS Chemex and Acme on a total of 184 samples from drill holes WC42 to WC52. Differences between mean grades for the original samples and their checks varied from -1.3% for Pb to 8.7% for Au which was considered a very good agreement.

A total of six Excel spreadsheets were provided on March 15, 2003 with SRM assays for Kennecott drilling; SNC Lavalin noted some ambiguities regarding these standards and comments included in the files indicated to SNC Lavalin that not all results were completed. No additional work was performed on these data.

An Excel spreadsheet file was provided with SRM assays for the Hochschild drill program. The results of the SRMs displayed a reasonable correlation. Differences between average assay values varied from –6.5% to 4.3%.

SNC Lavalin analyzed a set of SRM results for the 1998 and 2002 Western Copper drilling; the SRMs displayed a reasonable correlation.

SNC Lavalin audited a portion of the database (approximately 10%) with the original assay laboratory certificates making a direct comparison between tables when possible. A total of 1,812 samples were selected randomly, covering all phases of drilling up to drill hole WC60. Checks included drill hole intervals, sample numbers,

January 2014	Page 12-1

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

Ag, Au, Cu, Pb and Zn grades. The error rate detected was less than 1.0%, which was considered to be a good agreement for mineral resource estimation purposes.

SNC Lavalin collected six samples from the core library for independent analysis. The samples included both high grade and waste material as identified by historical analytical results and were analyzed by ALS Chemex. In general, the differences between the original results and the quartered core were higher than expected, particularly for the MHC series drill holes.

12.2	Independent Mining Consultants (2005)

As part of feasibility-level studies, Independent Mining Consultants (IMC) undertook a database review.

Based on a review of Western Silver’s sample preparation, analysis, security, and QA/QC procedures with respect to database verification, the database used for the resource estimates was deemed by IMC to be accurately compiled and maintained, and was accepted as suitable for use in mineral resource estimation.

IMC also concluded that no significant problems were identified during reviews of the drilling data. The drill holes appeared to have been properly located and downhole-surveyed and to have recovered an adequate sample.

Data entry errors were considered to be minimal because IMC re-compiled the bulk of the assay data base directly from the original laboratory’s electronic files of assay certificates.

IMC considered that check assay comparisons showed generally acceptable overall agreement between the primary and check laboratories for all of the campaigns/phases for which check assays were available. Standard and blank assaying results also appeared to be generally acceptable. IMC considered that some of the data base silver assays run by ALS Chemex during the later Western Silver phases may be biased 5–15% low as a result of analytical factors, but this bias could not be confirmed at the time of the report, and IMC concluded that the errors introduced into net smelter return (NSR) value estimates would be minimal.

IMC supplemented the check assay data by performing numerous paired comparisons of grades from different drilling and assaying campaigns, including those for which no check assays are available. The results were considered to show no evidence that any of the Western Silver and Kennecott data base assays were affected by large analytical or sample preparation biases. However, they did suggest that the Hochschild grades were quite heavily high-biased relative to the Kennecott and

January 2014	Page 12-2

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

Western Silver grades for gold, silver and zinc. No Hochschild samples were available for re-assay; the Hochschild assays were not used when estimating grades in the feasibility-study model.

The paired-comparison reviews did not detect any biases between core and RC drilling.

12.3	Mine Development Associates (2007)

In April 2007, Mine Development Associates (MDA) of Reno, Nevada performed an independent analytical review of the Peñasquito check assay data up to and including Phase 17 drilling (last hole incorporated GP-377). MDA concluded that the analytical work performed on the gold, silver, lead and zinc of the Peñasquito database could be relied upon for resource estimation (MDA 2007), and commented that:

—

A bias was noted between Acme and ALS Chemex gold analytical results, with Acme assays being lower in tenor. The bias was considered to be real and definitive, but occurred in only selected drill campaigns. Overall, there was an excellent correlation and similar mean grades between ALS Chemex and Acme. In spite of this, while there was excellent correlation, MDA noted extreme variability decreasing with increasing grades. MDA were unable to confirm if this was caused by problems in sub-sampling the aliquot for assaying, inaccuracies in analytical procedures, or natural material heterogeneity. MDA recommended additional work so as to optimize sub-sampling and analytical procedures for future production. The lack of reproducible assays was noted to be likely to lead to unavoidable and blind production losses that could be economically significant;

—

There was inconsistent evidence with respect to different laboratory and analytical methods concerning bias in silver values. While the ALS Chemex ICP grades were generally high and the ALS Chemex “ore-grade” was generally low, the biases noted could be offsetting. Relative to the SRM grades, ALS Chemex was found to be high at low grades and low at high grades. MDA commented that reproducibility was not good under any circumstances and should be addressed in future studies. MDA recommended that the analytical procedures be addressed in detail by a geochemist in advance of production so as to obtain the most dependable analytical method for production, as the impact of incorrect data during production could be potentially very large;

—

A case could be made that the ICP values are low, thereby imparting a small conservative bias to the zinc data but it cannot be stated definitively. If the database zinc values are low, then they could by low by 1–5%. The reproducibility of zinc grades based on analytical work and sub-sampling the aliquot for analysis,

January 2014	Page 12-3

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

was considered to be good for the “ore-grade” data and marginal to poor for the ICP data, suggesting that the problem is contributed by ICP analysis, not sub-sampling the aliquot. MDA recommended that during grade control, when precision is substantially more important, further work should be considered to determine which method is better; and

—

Lead data in the database were found to be biased low when compared to both sets of “ore-grade” analyses and against the SRM grades, but the Acme ICP lead values were lower grade than the grades returned from the ALS Chemex ICP data. Reproducibility of lead grades based on analytical work and sub-sampling the aliquot was considered good for the “ore-grade” data and marginal to poor for the ICP data. MDA recommended that during grade control, when precision is substantially more important, further work should be considered to determine which method is better.

12.4	P&E Mining Consultants (2008)

P&E Mining Consultants (P&E) of Brampton, Ontario, reviewed the performance of the Goldcorp quality control program which was implemented after the MDA 2007 audit (P&E 2008). Drill holes included in the P&E review included Phase 18 holes GP-493 to GP-586 drilled in 2007 and 2008. Results of the review included the following:

Reduce the number of SRMs from seven to three and aim to monitor cut-off grade, resource grade and a grade that reflects the highest grades likely to be encountered on the Project

Evaluation of the performance of the SRMs revealed failures. A total of 39 certificates were affected and 400 samples were re-analyzed from drill holes GP-493 to GP-586. Generally all data that were re-run were in excellent agreement with the first set of data, and the original results were retained in the database.

For coarse reject duplicates, results demonstrated acceptable precision: from 32% to 44% for Au, 18% to 23% for Ag, 19% to 20% for Pb and 16% to 18% for Zn.

Pulp duplicates pairs were not analysed at the same laboratory. However, comparisons indicated that precision for Au pairs was from 13% to 19%, from 10% to 16% for Ag, 6.6% for Pb and 6.5% for Zn. For pulp pairs, P&E considered that these results are slightly high.

January 2014	Page 12-4

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

12.5	Goldcorp Data Checks

12.5.1	General

Validation checks are performed by operations personnel on data used to support estimation comprise checks on surveys, collar co-ordinates, lithology data, and assay data. Errors noted are rectified in the database.

12.5.2	Legacy Exploration Data

Three different databases are in use at the mine site:

—	Mapinfo dataset; compiled historic assay tables in Excel, with lithology data;

—	Resource dataset; pre 2010 resource database with appended 2011 data manipulated in Excel from acQuire exports; and

—	acQuire database for current logging.

A review of the datasets indicated that there were some extremely high Cu values especially in historic WC series drilling, and that the current acQuire database might not contain a full set of historic assay records due the original implementation of the acQuire system in 2008–9 was being completed due to data loading errors.

Goldcorp was provided with permission to download from the assay laboratory, the original assays from the Western Copper/Western Silver programs. Subsequently, the 2012 and 2011 drill data sets were reviewed for completeness of historic drill information, and any missing data were entered into acQuire. Comments were added to the collar information as required.

The revised historic assay data in the database are now considered to reflect the information in the downloaded assay certificates, and can be used for exploration targeting and construction of geological models.

12.6	Comments on Data Verification

The process of data verification for the Project has been performed by external consultancies and Goldcorp personnel. Goldcorp considers that a reasonable level of verification has been completed, and that no material issues would have been left unidentified from the programs undertaken.

The QPs, who rely upon this work, have reviewed the appropriate reports, and are of the opinion that the data verification programs undertaken on the data collected from the Project adequately support the geological interpretations, the analytical and

January 2014	Page 12-5

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

database quality, and therefore support the use of the data in Mineral Resource and Mineral Reserve estimation, and in mine planning:

—	Sample biases that were identified from the QA/QC programs undertaken are not considered material to estimation;

—

Updates have been made to historic assay drill data, in particular to assays from the Western Copper/Western Silver programs, based on original assay certificates from the analytical laboratory. The revised historic assay data in the database are now considered to reflect the information in the downloaded assay certificates, and can be used for exploration targeting and construction of geological models;

—	Sample data collected adequately reflect deposit dimensions, true widths of mineralization, and the style of the deposits;

—

External reviews of the database have been undertaken in support of feasibility-level studies, and in support of technical reports, producing independent assessments of the database quality. No significant problems with the database, sampling protocols, flow sheets, check analysis program, or data storage were noted;

—	Drill data are typically verified prior to Mineral Resource and Mineral Reserve estimation by running a software program check.

January 2014	Page 12-6

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

13.0	MINERAL PROCESSING AND METALLURGICAL TESTING

13.1	Metallurgical Testwork

Over the Project history, a number of metallurgical testwork campaigns have been undertaken. These are summarized in Table 13-1. Programs were sufficient to establish the optimal processing routes for oxide and sulphide ores, were performed on mineralization that was typical of the deposits, and supported estimation of recovery factors for the various ore types.

13.1.1	Mineralogical Studies

Mineralogical studies have been performed in order to increase the knowledge of the different ore types in the mine targeted to assure the best possible treatment for each ore category and maximize the recovery.

Mineralogical analysis of Pb, Zn and Cu concentrates indicates that tetrahedrite–tennantite is the main carrier of copper into the Pb concentrate. Zinc is basically a very clean concentrate where sphalerite is the main Zn mineral specie and silver content is present as hessite and also as a solid solution in tetrahedrite–tennantite crystals associated with sphalerite.

Gold deportment studies in Peñasquito flotation tails indicate that 80% of the gold that was not recovered was in association with pyrite. This mineralization responded best to a combination of bulk pyrite flotation + cyanide leaching. Use of gravity concentration was not considered viable as the gold is disseminated within the pyrite.

Gold particles are typically around 15 µm in size. Gold primarily occurs as a gold–silver telluride (51%), less commonly as a lead–gold–silver telluride (31%), and less often in the form of electrum (15%). Approximately 45% of the gold occurs on the surface of pyrite grains, 45% is locked within the pyrite grain, and the remaining 15% occurs as free gold.

January 2014	Page 13-1

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

Table 13-1:    Metallurgical Testwork Summary

Testing Facility	Testwork Performed

Hazen Research, Golden Colorado, USA	Mineralogy shows that tetrahedrite and tennantite are the main carriers of impurities such as Cu into concentrates. Antimony always exceeds the arsenic levels so the main contaminants are closer to tetrahedrite in composition. Zinc in Zn concentrate is in the form of sphalerite. 80% of gold and silver recovered in the MP flotation circuit were associated with pyrite. Best results to recover the gold and silver were achieved by bulk pyrite flotation + cyanide leaching. Gravity concentration does not work due to gold dissemination into pyrite. Gold particles are 15 µm or less in size. Gold occurs as 51% gold–silver telluride, 31% as lead–gold–silver telluride and 15% as electrum. 45% of the gold is exposed on the surface of pyrite grains, 45% is locked in pyrite and 10% occurs as free grains.

Instituto de Metalurgia, UASLP, San Luis Potosi, México	Mineralogical analysis of Cu, Pb and Fe concentrates showed that tetrahedrite and tennantite crystals are the main carrier of Cu (90–100%); bournonite and jamesonite are present in minor quantities (0–10%). Lead in lead concentrates is in the form of galena and minor quantities of Pb sulphosalts such as bournonite. The zinc content into Pb concentrates is mainly due to chemically bonded zinc in tetrahedrite–tennantite crystals. Pyrite concentrate shows that gold and silver are mainly present as tellurides (calaverite and hessite) exposed and occluded in pyrite crystals. The main gangue is formed by quartz, potassium feldspars and calcite.

FLSmidth Knelson, British Columbia, Canada	Gravity-recoverable gold. Tests consisted of E-GRG & two-pass GRG test for fresh feed and rougher lead concentrate respectively. For fresh feed overall GRG of 21.4% was achieved. For two-pass GRG after two stages of overall GRG was 7.16%.

Hardness Characterization, Hazen Research, Golden Colorado, USA	214 samples from 24 drill holes were submitted for hardness characterization at Hazen (SMCT, A, b, Mia, ta, BWi, DWi, ai, RWi, UCS) and SGS (SPI); 60 samples from Peñasco (DDH from MET-14 to MET-19); 112 samples from Caracol Seds (DDH´s from MET-20 to MET-33); 42 samples from Chile Colorado (DDH´s from MET-34 to MET-37).

Minera Peñasquito, Metallurgical Lab	Open and closed circuit flotation test for transitional, low-lead and high-carbon ore; bottle and column cyanide leaching test on transitional ore; Pb-Cu separation flotation test at laboratory scale and pilot plant scale.

13.1.2	Hardness Characterization

A total of 214 drill core samples from 24 drill holes were submitted to the Hazen Research facility in Golden, Co, for hardness characterization:

—	60 samples from Peñasco (DDH from MET-14 to MET-19);

—	112 samples from Caracol Seds (DDH´s from MET-20 to MET-33);

—	42 samples from Chile Colorado (DDH´s from MET-34 to MET-37)

Work completed included SMCT, A, b, Mia, ta, BWi, DWi, ai, RWi, UCS.

The hardness parameters have been used to estimate the throughput in the milling circuit using specialized simulation studies. A summary of the key parameters are presented in Table 13-2.

January 2014	Page 13-2

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

Table 13-2: Hardness Characteristics

Orebody	Lithology	Concept	Hardness – SAG Mill		Hardness – Ball Mill

			A*B	Ta	Wi Bond

Peñasco		Min Hard	38.00	0.37	17.20
	QFP	Average Hard	37.55	0.38	18.65
		Max Hard	37.10	0.38	20.10

		Min Hard	87.53	0.34	11.40
	Bxi	Average Hard	47.91	0.51	13.43
		Max Hard	33.50	0.94	15.90

		Min Hard	59.50	0.46	11.90
	Bxm	Average Hard	50.76	0.53	13.50
		Max Hard	43.10	0.63	15.90

Caracol		Min Hard	43.04	0.33	12.10
	KUC	Average Hard	34.82	0.39	17.00
		Max Hard	28.07	0.50	22.20

Chile Colorado		Min Hard	40.80	0.29	11.20
	KUC (SS)	Average Hard	34.01	0.35	15.74
		Max Hard	28.40	0.41	22.30

Brecha Azul		Min Hard	123.30	0.48	9.30
	Bxm	Average Hard	84.85	0.87	11.45
		Max Hard	46.40	1.25	13.60

		Min Hard	141.50	0.44	11.20
	Bxi	Average Hard	82.79	0.84	12.40
		Max Hard	43.30	1.43	13.10

		Min Hard	29.00	0.29	15.50
	Ibx	Average Hard	29.00	0.29	15.50
		Max Hard	29.00	0.29	15.50

		Min Hard	31.00	0.27	11.70
	QFP	Average Hard	29.50	0.30	12.10
		Max Hard	28.00	0.32	12.50

13.1.3	Gravity Testwork

Two samples of fresh feed to the sulphide plant and rougher lead concentrate were taken and sent to FLSmidth Knelson in B.C., Canada to complete gravity testwork in order to provide the amenability of the ore to gravity concentration. The extended gravity recoverable gold (E-GRG) test was achieved for the fresh feed sample with three steps of processing in a laboratory-scale Knelson concentrator and progressive size distribution to avoid over-grinding.

January 2014	Page 13-3

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

The overall gravity-recoverable gold (GRG) value achieved for the E-GRG test was 21.4% for a gold head grade of 0.4 g/t resulting in a gravity concentrate grade of 6.2 g/t Au (Table 13-3).

A two-pass test was conducted for the rougher lead concentrate. The two-pass test gave an overall GRG value after two stages of 7.16%. The gold head grade of the sample was calculated to be 20.02 g/t with a final tailings grade of 18.91 g/t Au. Table 13-4 summarizes the overall GRG results.

13.1.4	Special Mineralization Types

Since the early start-up of operations, metallurgical testing has been performed on a daily basis for all ores that have been feed to the mill. These daily tests have been aimed to capture the expected performance of the ore in the sulphide plant to determine in advance any change in the reagent scheme or in the impurity levels into the final concentrates. As a result of this testwork, a number of mineralization types have been identified that are classed as “special” because of their specific chemical characteristics.

Transitional Ores

Transitional ores have been identified and classified using the total sulphur needed to reach complete sulphurization of each ore based on common mineral species at Peñasquito. All transitional ore composites received in the metallurgical laboratory have been tested by flotation and cyanide leaching. Cyanide bottle leaching test and column leaching tests indicate that gold and silver in transitional ores will be recovered at the same rate of the historical performance of the heap (57% recovery for Au and 24% for Ag). The difference in process economy of both processes (NSRHeap - NSRFlotation) for transitional ores has been used to feed the specific ore into the most economic process so as to maximize the NSR of the specific ore:

—

Flotation: Ores between 100 to 80% of sulphurization generally have very good response to flotation so they have been classified as “sulphides”. Ores between 80 to 70% of SI generally have regular flotation response so those ores have to be considered as transitional sulphides.

—

Heap Leaching: Transitional ores below 70% characteristically have superior response to heap leaching than to flotation, so they have to be considered as oxides and transitional oxides. However any ore below 70% and above 40% of sulphurization has not been tested in the metallurgical laboratory in order to ratify the best process to feed such specific transitional ore.

January 2014	Page 13-4

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

Table 13-3:  Overall Gravity Recovery Results - E-GRG in Peñasquito Ore

Grind Size		Product	Mass		Assay	Units	Distribution

			(g)	(%)	Au (g/t)	Au	(%)

P80 =	666 µm	Stage 1 Conc. Sampled Tails	93.4 431.6	0.5 2.1	7.9 0.4	3.6 0.8	8.8 1.9

P80 =	170 µm	Stage 2 Conc.	99.2	0.5	5.9	2.9	7.0
-75 µm =	54.9%	Sampled Tails	332.1	1.6	0.3	0.6	1.4

P80 =	71 µm	Stage 3 Conc. Final Tails	96.2 19,415	0.5 94.9	4.9 0.3	2.3 30.9	5.6 75.2

		Totals (Head)	20,468	100.0	0.4	41.0	100.0

		Knelson Conc.	288.8	1.4	6.2	8.8	21.4

Table 13-4:	Overall Gravity Recovery Results - E-GRG in Peñasquito Pb Rougher Concentrate

Product	Mass		Assay	Dist’n
	(g)	(%)	(Au g/t)	(%)

Knelson Conc. 1	129.7	0.86	103.54	4.40
Knelson Conc. 2	127.9	0.84	64.92	2.70
Final Tails	14904	98.30	18.91	92.80
Totals (Head)	15162	100.00	20.02	100.00

KC Conc. Total	257.6	1.70	84.36	7.16

Low-Lead Ores

Twenty-four large composites of low-lead ore from representative lithologies including breccia, intrusive and sedimentary units (Bxm, Bxi, Ibx, QFP and Kuc) were prepared and the metallurgical response was established in open and closed circuit tests. These results have been used in the MP database in order to adjust the reagent scheme in the flotation plant and also to forecast production.

A summary of the results is included as Table 13-5.

January 2014	Page 13-5

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

Table 13-5: Low-Lead Ore Recoveries

Head Assay

Composite	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Cu (ppm)

Bxm	0.92	31	0.07	0.89	740
Bxi	0.84	26	0.07	0.71	774
Ibx	0.73	19	0.11	0.35	328
QFP	0.64	21	0.09	0.35	444
Kuc	0.46	16	0.14	0.28	586

Average	0.69	22	0.09	0.49	564

Lead Concentrates

	Concentrate		Recoveries
Composite			(%)

	grade, % Pb	grade, % Cu	Au	Ag	Pb	Zn

Bxm	22	20	45	39	53	4
Bxi	18	21	47	54	58	9
Ibx	29	11	55	61	55	14
QFP	23	16	42	58	54	11
Kuc	22	16	33	50	57	10

Average	23	17	44	54	56	10

Zinc Concentrates

	Concentrate	Recoveries
Composite		(%)
	grade, % Zn	Au	Ag	Pb	Zn

Bxm	54	22	38	17	86
Bxi	53	19	24	14	79
Ibx	52	7	9	8	52
QFP	43	14	15	11	56
Kuc	57	10	11	8	60

Average	50	14	18	12	65

High-Copper Mineralization

High-copper mineralization is defined where the lead content is normal but the copper is high, consequently the content of copper into the lead concentrate tends to be high, although gold recoveries meet the standard.

Lead concentrates generated from high-copper and low-lead material (Cu > 8% in Pb concentrate), can be separated into a new copper concentrate and an upgraded lead concentrate. A pilot plant was set in order to demonstrate the feasibility of the flowsheet and the reagent scheme developed in the laboratory. The results in pilot plant were very positive with copper concentrates grading over 30% Cu and Pb concentrates grading in excess of 52% Pb.

January 2014	Page 13-6

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

Goldcorp is currently reviewing the economics of processing the high-copper material, and development of a commercial circuit for recovery of such material is considered to have Project upside potential.

High-Carbon Mineralization

High carbon mineralization is defined as a material type where the organic carbon content is sufficiently high that the reagent scheme will need to be adjusted to disperse the carbon and maximize the gold recovery

Three large composites of high-carbon material (Corg > 0.2%) with different gold grades were prepared in order to establish the optimum processing scheme. It was determined that best performance of the high-carbon mineralization can be achieved using a carbon dispersant in the mill after which the metal recoveries can be considered as standard and production can also be predictable. The flotation results are shown in Table 13-6.

Future processing of this material represents Project upside potential.

13.2	Recovery Estimates

13.2.1	Sulphide Plant

To facilitate production planning it is necessary to have a good metallurgical model which predicts concentrate production rates and grades to the required level of accuracy.

Until Q3 2013, the metallurgical model used to predict recovery in the sulphide plant at Peñasquito was a fixed recovery model. This fixed recovery model evolved from the 2010 feasibility study which used average recoveries based on lithology for the main elements; gold, silver, lead and zinc. The latest recovery functions, developed in Q3 2013, differ from those proposed in the 2010 feasibility study as they were modified to better fit the plant performance data for normal ores and metallurgical testwork data for low-lead ores.

“Normal” ores are classified as those above 0.1 wt% lead and with a low enough organic carbon content not to impact flotation response. Since the commissioning of the second flotation line at Peñasquito, in August 2010, the plant has processed almost exclusively normal’ ore from the Peñasco open pit. Data from plant operation (feed and concentrate analysis) for the 27 months between August 2010 and November 2012 has been used to develop the new grade-recovery models for the normal ore at Peñasquito.

January 2014	Page 13-7

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

Table 13-6: High-Carbon Ore Recoveries

Head Assay

Composite	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Corg (%)	Ctotal (%)

HC-54	0.53	12	0.21	0.52	0.31	3.80
HC-32	0.41	55	0.64	0.93	0.42	3.55
HC-60	0.15	11	0.26	0.46	0.36	3.79

Average	0.37	26	0.37	0.64	0.36	3.72

Lead Concentrates

Composite	Concentrate	Recoveries (%)

	Grade (% Pb)	Au	Ag	Pb	Zn

HC-54	62	58	63	72	1
HC-32	54	47	78	84	3
HC-60	55	30	65	71	2

Average	57	45	69	76	2

Zinc Concentrates

Composite	Concentrate	Recoveries (%)

	Grade (% Zn)	Au	Ag	Pb	Zn

HC-54	61	16	11	3	83
HC-32	58	8	10	2	87
HC-60	57	11	10	3	79

Average	58	9	10	2	83

As there is insufficient plant data for low-lead ores (below 0.1 wt% lead), the metallurgical models are based on laboratory test work. Interpretation of the laboratory data was a two-step process;

—	Open circuit and closed circuit laboratory flotation tests from three samples were compared to determine if the results from the open circuit flotation tests could be used to predict closed circuit behaviour.

—	Once this was established, the data from 46 open circuit flotation tests on low-lead ores was used to develop the models to predict plant performance.

As more plant data and more laboratory data become available, the low-lead models will need to be updated to improve the level of accuracy.

There are currently no metallurgical models for the high-carbon ores. A method to identify and characterise this material type needs to be developed so models can be generated for use in the future.

January 2014	Page 13-8

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

13.2.2	Sulphide Plant Reconciliation

The new metallurgical models for the sulphide plant predict recoveries in the range shown in Table 13-7. Recovery ranges are shown for the normal and the low-lead ores, into lead concentrate and also the total recover into both (lead and zinc) concentrates.

The ranges predicted by the models are reconciled against plant performance for 2012 and 2013 in Figure 13-1 and Figure 13-2.

Figure 13-1 shows the expected recovery range for the normal and the low-lead ores, and the average plant recovery achieved in 2012 and 2013. Where no overlap between the low-lead and normal ores exists, only the normal ore range is shown. In 2012 and 2013 gold recovery to lead concentrate averaged 59%, which is towards the middle of the expected range. Silver recovery (68%) and lead recovery (72%) are towards the top end of the expected ranges.

Figure 13-2 shows the total recovery to both concentrates. Again during 2012 and 2013, the actual plant recoveries are from the middle to the top end of the expected ranges.

Figure 13-1 and Figure 13-2 also show the potential to have significantly lower gold and lead recoveries when processing low-lead ores. However, the current expectation is that over the life of mine the impact of these materials can be appropriately managed.

Figure 13-3 shows the predicted life of mine recoveries into both lead and zinc concentrates; these show recoveries remain consist with current plant performance.

13.2.3	Oxide Plant

Over the life of mine gold and silver recovery from the oxide heap leach has stabilised. Based on this data (shown in Figure 13-4 and Figure 13-5), future gold and silver recovery from the heap will be fixed at 57% for gold and 24% for silver.

January 2014	Page 13-9

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

Table 13-7: Metallurgical Model Recoveries into Lead Concentrate

	Gold (%)	Silver (%)	Lead (%)	Zinc (%)

Normal Ores	50–72	55–70	64–73	2–5

Low-Lead Ores	35–47	55–70	35–64	2–5

Figure 13-1: Recovery into Lead Concentrate

January 2014	Page 13-10

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

Figure 13-2: Total Metal Recovery

Figure 13-3: Life of Mine Recovery to Concentrate

January 2014	Page 13-11

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

Figure 13-4: Heap Leach Gold Recovery

Figure 13-5: Heap Leach Silver Recovery

January 2014	Page 13-12

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

13.3	Metallurgical Variability

The new metallurgical models for Peñasquito are based on 27 months of plant operating data for the normal ores and metallurgical testing on 46 low-lead samples from a number of levels within the mine. When reviewing plant performance against model predictions the models have less variability than the plant operation, as expected, but overall recovery predictions are in-line with plant performance.

Figure 13-6 shows gold recovery from the plant and the metallurgical models predictions by lithology. Data were deemed representative of lithology if more than 70% of the ore feed on a given day was from a single lithology. As can be seen, the models acceptably predict recovery from this highly variable feed.

The only exception is the sedimentary units (KUC), which did not perform as well as expected. Additional work is needed to understand the metallurgical performance of this ore type, so the metallurgical models can be updated accordingly.

A total of 18 metallurgical core holes were completed in 2013 in Peñasco and Chile Colorado sedimentary rocks for the purposes of variability testing. These lithology types were targeted because of the anticipated challenges in predicting recoveries and operating costs. Testwork is currently underway.

Metallurgical data from previous studies has resulted in the conclusion that that Pb and Zn flotation recoveries can be equilibrated to the behaviour of normal ore, once organic carbon depression has been applied.

A total of 71 metallurgical composites have also been taken for variability testwork. These samples were selected and included a wide range of metal grades, carbon alteration types, Hg contents and sulphur indices. Variability tests will be conducted using carbon dispersants that are known to be appropriate to such ore types.

January 2014	Page 13-13

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

Figure 13-6: Gold Recovery by Lithology

13.4	Deleterious Elements

The mineralogy at Peñasquito is incredibly diverse with galena and sphalerite, being the main payable minerals with a host of complex sulphosalts (including tennantite, and tetrahedrite) also reporting to the concentrates. These sulphosalts can carry varying amounts of deleterious elements such as arsenic, antimony, copper and mercury.

At the effective date of this Report, the processing plant, in particular the flotation portion of the circuit, is not able to separate the copper-bearing minerals from the lead minerals, so when present the sulphosalts report (primarily) to the lead concentrate.

The marketing contracts are structured to allow for small percentages of these deleterious elements to be incorporated into the final product, with any exceedances then incurring nominal penalties. Historically, due to the relative small proportion of concentrate bearing high levels of deleterious elements, the marketing group has been able to sufficiently blend the majority of the deleterious elements such that little or no financial impact has resulted.

January 2014	Page 13-14

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

Within the metallurgical models used at Peñasquito, copper recovery to lead concentrate varies from 55–75%, with 10–15% recovery into zinc concentrate. Due to the close mineralogical association, arsenic and antimony recovery to concentrate is based on a relationship to the copper in the concentrate. The future impact of the deleterious elements is thus highly dependent on the lead/copper ratio in ores.

Mercury is not included in the metallurgical models as it is not included in the mine plan. One small area of the mine (located within a narrow zone that is hosted in sedimentary rock in the southwest of the pit) has been defined as containing above-average mercury grades. Due to its limited size, blending should be sufficient to minimise the impact of mercury from this area on concentrate quality.

Organic carbon has also been recognized as a deleterious element affecting the recovery of gold and the operational cost in the process plant. However, organic carbon content in flotation has been well understood and appropriate mitigation actions have been implemented.

13.5	Comments on Mineral Processing and Metallurgical Testing

In the opinion of the QPs:

—	Metallurgical testwork programs were sufficient to establish the optimal processing routes for oxide and sulphide ores, were performed on mineralization that was typical of the deposits, and supported estimation of recovery factors for the various ore types;

—	A number of mineralization types have been identified from the metallurgical testwork that are classed as “special” because of their specific chemical characteristics. These include transitional, low-lead, high-copper and high-carbon mineralization types;

—	Until Q3 2013, the metallurgical model used to predict recovery in the sulphide plant at Peñasquito was a fixed recovery model representing an average for each element in the various rock types. This model was updated in late 2013 using plant and production data. Following a planning and strategy meeting in late October 2013, the updated model was approved for use in Mineral Reserve estimation. Currently the expected recoveries into the lead concentrate for normal ores range from 56–77% for Au, 64–82% for Ag, 69–78% for Pb and 61–85% for Zn in normal ores. For the low-lead ores, the recovery ranges are projected to be 35–47% (gold), 55–70% (silver), 35–64% (lead), and 2–5% (zinc);

—	Future gold and silver recovery from the heap leach circuit will be fixed at 57% for gold and 24% for silver;

January 2014	Page 13-15

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

—	Modelling suggests that there is some potential to have significantly lower gold and lead recoveries when processing low-lead ores on a day-to-day basis. However, over the life of the mine the impact of these materials is not considered to be a major recovery issue;

—	The potential in the future to treat high-copper and high-carbon material represents upside potential for the Project;

—	The future impact of deleterious elements is highly dependent on the lead/copper ratio in ores; however, minimal impact has been noted to date in concentrate marketing;

—	One small area of the mine has been defined as containing above average mercury grades. Due to its limited size, blending should be sufficient to minimise the impact of mercury from this area on concentrate quality; and

—	Additional variability testwork is being undertaken on sedimentary rocks in the Peñasco and Chile Colorado pits, and on appropriate carbon dispersants.

January 2014	Page 13-16

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

14.0	MINERAL RESOURCE ESTIMATES

14.1	Introduction

The mineral resource estimates were prepared under the direction of Guillermo Pareja, P. Geo, Manager, Mineral Resources, an employee of Goldcorp.

The cut-off date for assays in the database was July 16, 2013. The database contains core drilling information from numerous drilling campaigns beginning in the 1990s through to July 2013. Sections 11 through 14 of this Report discuss the drill hole data. Drill holes that support Mineral Resource and Mineral Reserve estimation were collected in the period 1994 to July 16, 2013.

14.2	Geological Models

Sets of three-dimensional solid wire-frames (solids) were created for lithology, alteration, and oxidation states. A three-dimensional (3D) surface was also used to subdivide the deposit into Northern and Southern zones.

The solids were modeled as wire-frame surfaces or 3D triangulated irregular network (TIN) wire-frames, using cross-sectional polygonal interpretation of the lithology on north–south section lines separated by 25 m. Wire-frame models of individual units were then created based on successive polygons, and combined into a 3D lithological model. Geological interpretation was based on the supplied geological cross-sections combined with intervals taken from drill hole logs.

14.2.1	Block Model Setup

A block size of 15 m x 15 m x 15 m was used for estimation of Mineral Resources. The model is not rotated.

A total of nine metals were interpolated into the block model (Au, Ag, Pb, Zn, Cu, As, Sb, Fe, and S), including deleterious and economic metals.

14.2.2	Domaining

For the resource model, the same domains as listed in Tables 14-1 to 14-3 were established for all interpolated metals. The interpolation domains comprise a combination of the north-south boundary, and the alteration, lithology and oxidation domains.

January 2014	Page 14-1

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

Table 14-1:    Lithology Domains

Lithology	Domain Code

Overburden (Qal)	10

Igneous Breccia (BXI)	33

Mixed Breccia (BXM)	32

Intrusive (INT)	20

Sediments (Seds)	40

Table 14-2:    Alteration Domains

Alteration	Domain Code

Quartz-Sericite-Pyrite (QSP)	100

Strong Quartz-Sericite-Pyrite-Calcite (QSPC-S)	200

Weak Quartz-Sericite-Pyrite-Calcite (QSPC-W)	300

Skarn	400

Unaltered	500

Table 14-3:    Oxidation State Domains

Oxidation State	Domain Code

Strongly to moderately oxidized	51

Weakly oxidized	52

Non-Oxidized/Sulphide	53

14.3	Exploratory Data Analysis

Descriptive statistics were analysed through the use of histograms, cumulative probability plots, box plots, contact plots, and scatter plots. A summary of the statistics for the raw assay data is shown in Table 14-4.

14.4	Grade Capping

Outlier grades were investigated using cumulative probability plots and histograms of the composite grades. Grade caps were applied to raw assay data prior to compositing. The selected cut-off varied by a combination of lithology and North-South domain, and was selected at around the 99th to 99.9th percentile for all interpolated metals. Grade cap cut-offs are summarized in Table 14-5.

January 2014	Page 14-2

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

Table 14-4:    Summary Statistics for Raw Assay Data

Metal	Mean	Min	Max	Median	Std.Dev.	CV

Ag (g/t)	14.4	0.1	8,280	4.1	56.4	3.9

As (ppm)	215	1	10,180	131	380	1.8

Au (g/t)	0.225	0.001	536	0.025	1.607	7.1

Cu (ppm)	256	1	273,000	65	884	3.5

Fe (%)	3.41	0.005	43	3.08	1.79	0.5

Pb (ppm)	1,503	1	496,000	216	5,128	3.4

Sb (ppm)	98	1	49,400	18	409	4.2

S (%)	3.18	0.005	30	3.03	2.25	0.7

Zn (ppm)	3,414	1	393,000	797	8,732	2.6

Table 14-5:  Summary, Grade Cap Data

Domain	Au (g/t)	Ag (g/t)	Pb (ppm)	Zn (ppm)	Sb (ppm)	Cu (ppm)	As (ppm)	Fe (%)	S (%)

OVBN-N	0.2	15	2,000	3,000	600	700	1,500	4	30
INTR-N	20.0	1,000	40,000	100,000	10,000	15,000	4,000	17	30
BXM-N	15.0	1,000	100,000	100,000	10,000	20,000	10,000	20	30
BXI-N	30.0	2,000	100,000	150,000	10,000	15,000	6,000	22	30
SED-N	30.0	1,500	150,000	250,000	15,000	20,000	10,000	25	30

OVBN-S	0.2	15	1,000	1,500	300	200	500	4	30
INTR-S	1.0	300	20,000	30,000	3,000	15,000	2,000	13	30
BXM-S	2.0	700	30,000	80,000	4,000	10,000	5,000	15	30
BXI-S	4.0	400	50,000	100,000	5,000	15,000	3,000	25	30
SED-S	15.0	2,000	150,000	200,000	10,000	30,000	10,000	30	30

14.5	Composites

Raw assays were composited for all elements prior to estimation to place the assay data on near constant support. Composites were created down each hole at 5 m intervals. Composites start at the top of the first interval with assays and continue to the end of the hole, irrespective of the lithology. Composites <2 m in length were discarded.

14.6	Variography

Multi-directional variograms (correlograms) were developed for gold, silver, lead and zinc for each solid to determine grade continuity of these elements.

January 2014	Page 14-3

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

—	Gold grades typically display 15–30 m ranges with 5-10% nugget effects;

—	Silver grades typically display 20–50 m ranges with 10-20% nugget effects;

—	Lead grades typically display 30–60 m ranges with 10-20% nugget effects; and

—	Zinc grades typically display 30–60 m ranges with 10-20% nugget effects

14.7	Density

Density values in the block models were assigned based on the density measurements described in Section 11. Assigned values were applied as shown in Figure 14-6.

14.8	Estimation Methodology

All domains (except for Overburden, Skarn and Unaltered) were interpolated using three passes; passes 1 and 2 were interpolated using ordinary kriging (OK), whereas pass 3 used inverse distance (IDW) with a power of two (ID2). The Overburden, Skarn and Unaltered domains were interpolated in a single pass using ID2.

14.9	Validation

Validation of the models indicated that they were appropriately constructed and reflected the geological interpretations and grade continuity of the deposits. Validations performed included visual checks of the composite coding and block coding against the domain solids and evaluation of nearest neighbour (NN) models against the kriged models to check for global and local bias.

14.10	Mineral Resource Classification

The mineral resources of the Project were classified into Measured, Indicated, and Inferred Mineral Resource categories for the resource model as follows:

—	Measured Mineral Resources: blocks were classified as Measured if there are at least three drill holes within 55 m of the block centroid;

—	Indicated Mineral Resources: blocks were classified as Indicated if there are at least two drill holes within 110 m of the block centroid;

—	Inferred Mineral Resources: blocks were classified as Inferred if there is at least one drill hole within 200 m of the block centroid;

—	All blocks within the Overburden or Skarn domains where classified as Inferred, as long as there is at least one drill hole within 200 m from the block centroid; that is, there are no Measured or Indicated resources in any of those two domains.

January 2014	Page 14-4

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

Table 14-6:    Summary, Density Data

Density domain	Density Value

Overburden	2.28
Oxides (Strong and Weak, all lithologies)	2.30
Skarn (all lithologies)	3.19
Intrusive (INT)	2.50
Sediments (Seds)	2.57
Peñasco BX (BXI, BXM)	2.50
Azul BX (BXI, BXM)	2.44

Block classification was smoothed through a smoothing algorithm to eliminate isolated blocks of one category surrounded by blocks of a different category.

14.11	Assessment of Reasonable Prospects of Economic Extraction

Mineral Resources that could be extracted using open pit mining methods were assessed for reasonable prospects of economic extraction by confining the mineralization within a Lerchs-Grossman (LG) optimized pit shells constrained by parameters summarized in Table 14-7.

14.12	Mineral Resource Statement

Mineral Resources are reported using a gold price of US$1500.00/oz, a silver price of US$ 24.00/oz, a lead price of US$1.00/lb and a zinc price of US$1.00/lb. Open pit Mineral Resources are reported using a cut-off grade of $0.05/t.

Mineral Resources have an effective date of December 31, 2013. Mineral Resources are classified in accordance with the 2010 CIM Definition Standards for Mineral Resources and Mineral Reserves. Mineral Resources are exclusive of Mineral Reserves. Goldcorp cautions that Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

The Mineral Resources for the Project are summarized by deposit in Table 14-8. The Qualified Person for the estimate is Mr Guillermo Pareja, P.Geo., a Goldcorp employee.

January 2014	Page 14-5

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

Table 14-7:  Lerchs-Grossman Optimization Parameters

Deposit	Parameter	Amount and Units

Costs
Peñasco	Waste mining cost	2.16 $/t
	Ore mining cost	2.16 $/t
	Mining cost reference bench	#7, 1985 m
	Mining incremental cost (ore & waste)	Per 15 m - 0.02 $/t
	Processing Cost	7.91 $/t
	Overhead Cost	2.33 $/t
Chile Colorado	Waste mining cost	2.16 $/t
	Ore mining cost	2.16 $/t
	Mining cost reference bench	#7, 1985 m
	Mining incremental cost (ore & waste)	Per 15 m - 0.02 $/t
	Processing Cost	7.91 $/t
	Overhead Cost	2.33 $/t

Metal Prices
	Gold (Au)	1,500.00 $/oz
Mineral Resources	Silver (Ag)	24.00 $/oz
	Lead (Pb)	1.00 $/lb
	Zinc (Zn)	1.00 $/lb
	Gold (Au)	1,300.00 $/oz
Mineral Reserves	Silver (Ag)	22.00 $/oz
	Lead (Pb)	0.90 $/lb
	Zinc (Zn	0.90 $/lb

Wall Slopes
Peñasco	0:47, 40:47, 80:49, 135:43, 180:50, 220:51, 290:50, 310:46
Chile Colorado	0:38, 15:43, 115:46, 175:48, 230:45, 295:38, 355:38

Note: Operating costs based on 2013 site performance.

January 2014	Page 14-6

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

Table 14-8:  Mineral Resource Statement, Effective Date 20 December 2013, Guillermo Pareja, P.Geo.

				Grade				Contained Metal
	Category	Tonnes	Gold	Silver	Lead	Zinc	Gold	Silver	Lead	Zinc
		(Mt)	(g/t)	(g/t)	(%)	(%)	(Moz)	(Moz)	(Mlb)	(Mlb)

Mill	Measured	32.23	0.25	23.51	0.27	0.67	0.26	24.36	195	479
	Indicated	248.38	0.27	30.81	0.31	1.05	2.14	246.02	1,690	5,769

	Measured + Indicated	280.60	0.27	30.00	0.30	1.01	2.40	270.38	1,886	6,248

	Inferred	40.79	0.17	30.82	0.18	0.38	0.22	40.41	165	346

Heap Leach	Measured	0.23	0.18	11.14	—	—	0.00	0.08	—	—
	Indicated	3.83	0.18	15.84	—	—	0.02	1.95	—	—

	Measured + Indicated	4.06	0.18	15.60	—	—	0.02	14.50	—	—

	Inferred	1.74	0.12	14.50	—	—	0.01	0.81	—	—

Notes to Accompany Mineral Resource Table:

1.	Mineral Resources are exclusive of Mineral Reserves;
2.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability;
3.	Mineral Resources are reported to commodity prices of $1,500/oz Au, $24.0/oz Ag, $1.00/lb Pb, and $1.00/lb Zn;
4.

Mineral Resources are defined with Lerchs-Grossmann pit shells that include: variable metallurgical recoveries, based on material types such that recoveries into the lead concentrate for normal ores range from 56–77% for Au, 64–82% for Ag, 69–78% for Pb and 61–85% for Zn in normal ores; for the low-lead ores, the recovery ranges are projected to be 35–47% (gold), 55–70% (silver), 35–64% (lead), and 2–5% (zinc); heap leach recoveries of 57% for gold and 24% for silver; variable slope angles that range from 35 to 49º, ore and waste mining costs of $2.16/t, process costs of $7.91/t, general and administrative costs of $2.33/t;

5.	Mineral resources considered amenable to open pit mining methods are reported to a cut-off grade of $0.05/t profit;
6.	Tonnages are rounded to the nearest 1,000 tonnes, grades are rounded to two decimal places;
7.	Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade and contained metal content;
8.	Tonnage and grade measurements are in metric units. Contained gold and silver ounces are reported as troy ounces. Contained lead and zinc pounds are Imperial pound units.

January 2014	Page 14-7

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

14.13	Factors That May Affect the Mineral Resource Estimate

Factors which may affect the Mineral Resource estimates include:

—	Metal prices and exchange rate assumptions;

—	Assumptions which are used in the LG shell constraining Mineral Resources, including mining, processing and G&A costs, metal recoveries, geotechnical and hydrogeological assumptions; and

—	Assumptions that the operation will maintain the social licence to operate.

14.14	Comments on the Mineral Resource Estimate

The QP is of the opinion that the Mineral Resources have been classified in accordance with the 2010 CIM Definition Standards for Mineral Resources and Mineral Reserves.

January 2014	Page 14-8

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

15.0	MINERAL RESERVE ESTIMATES

15.1	Conversion Factors from Mineral Resources to Mineral Reserves

Conversion of Mineral Resources to Mineral Reserves included consideration of the following factors:

—	Metal prices

—	Metal recoveries

—	Cost estimation including mining, processing, general and administrative and other operating cost assumptions

—	Internal and contact dilution

—	Geotechnical and hydrogeological conditions within the pit area

—	Optimised pit designs, including allocations for pit ramps

—	Infrastructure requirements

—	Marketing

—	Environmental, permitting, legal, title, taxation, socio-economic, political setting

—	Development of a marginal cut-off grade

—	Stockpiling and mill feed strategies

—	Development of an optimized mine plan.

Table 15-1 shows the factors used to confine the LG shells for Mineral Reserve estimation. Sections 16 to 22 provide the background summary data that were used in the conversion in relation to mine planning, recovery methods, Project infrastructure, and the environmental, permitting, legal, title, taxation, socio-economic, political setting.

15.2	Pit Slopes

Geotechnical considerations for the pit designs are summarized in Section 16.1.

January 2014	Page 15-1

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

Table 15-1:  Lerchs-Grossman Optimization Parameters

Deposit	Parameter	Amount and Units

Costs
Peñasco	Waste mining cost	2.16 $/t
	Ore mining cost	2.16 $/t
	Mining cost reference bench	#7, 1985 m
	Mining incremental cost (ore & waste)	Per 15 m - 0.02 $/t
	Processing Cost	7.91 $/t
	Overhead Cost	2.33 $/t
Chile Colorado	Waste mining cost	2.16 $/t
	Ore mining cost	2.16 $/t
	Mining cost reference bench	#7, 1985 m
	Mining incremental cost (ore & waste)	Per 15 m - 0.02 $/t
	Processing Cost	7.91 $/t
	Overhead Cost	2.33 $/t

Metal Prices
	Gold (Au)	1,500.00 $/oz
Mineral Resources	Silver (Ag)	24.00 $/oz
	Lead (Pb)	1.00 $/lb
	Zinc (Zn)	1.00 $/lb
	Gold (Au)	1300.00 $/oz
Mineral Reserves	Silver (Ag)	22.00 $/oz
	Lead (Pb)	0.90 $/lb
	Zinc (Zn	0.90 $/lb

Wall Slopes
Peñasco	0:47, 40:47, 80:49, 135:43, 180:50, 220:51, 290:50, 310:46
Chile Colorado	0:38, 15:43, 115:46, 175:48, 230:45, 295:38, 355:38

Note: Operating costs based on 2013 site performance.

15.3	Dilution and Mining Losses

Dilution is accounted for in block models by ensuring the models have the appropriate change of support to produce a grade–tonnage curve that reflects the expected mining selectivity. Block models also incorporate anticipated contact dilution through the interpolation plan that utilizes both mineralization and waste samples within interpolation domains. Thus no further dilution factors are needed to reflect the appropriate grade and tonnage distributions.

Because the same models are used for both Mineral Reserves and Mineral Resources, dilution is incorporated in both estimates. Mineral Reserves and Mineral Resources are reported at 100% of the block model.

January 2014	Page 15-2

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

15.4	Mineral Reserves Statement

Mineral Resources are classified in accordance with the 2010 CIM Definition Standards for Mineral Resources and Mineral Reserves. The Qualified Person for the estimate is Ms Maryse Belanger, P.Geo, a Goldcorp employee. The estimates were prepared by Mr Peter Nahan, Senior Evaluation Engineer who is also a Goldcorp employee, under Ms Belanger’s supervision.

Mineral Reserves for the total Project are summarized in Table 15-2 and have an effective date of 20 December 2013.

15.5	Factors That May Affect the Mineral Reserve Estimate

Factors which may affect the Mineral Reserve estimates include:

—	Metal prices and exchange rate assumptions;

—	Mining, process and operating cost assumptions;

—	Availability of water sufficient to support the mine design and process plant throughput rate assumptions;

—	Ability to permit and construct the second tailings dam by the end of 2017;

—	Ability to obtain a settlement with the Ejido Cerro Gordo and conclude a new land use agreement for the use of the Cerro Gordo lands;

—	Social licence to operate being maintained; and

—	Any additional modifications to the proposed changes to the taxation and royalty regime that will be imposed from 1 January 2014.

January 2014	Page 15-3

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

Table 15-2:    Mineral Reserve Statement, Effective Date 2 December 2013

							Contained Metal
Deposit	Category	Tonnes (Mt)	Grade Gold (g/t)	Silver (g/t)	Lead (%)	Zinc (%)	Gold (Moz)	Silver (Moz)	Lead (Mlb)	Zinc (Mlb)

Mill	Proven	335.03	0.71	34.7	0.35	0.85	7.67	373.42	2,621	6,308
	Probable	194.94	0.47	24.7	0.25	0.62	2.95	154.91	1,067	2,651
	Proven + Probable	529.97	0.62	31.0	0.32	0.77	10.62	528.33	3,689	8,959
Heap Leach	Proven	41.97	0.41	32.7	—	—	0.56	44.07	—	—
	Probable	41.49	0.33	24.6	—	—	0.43	32.87	—	—
	Proven + Probable	83.46	0.37	28.7	—	—	0.99	76.94	—	—

Notes to accompany Mineral Reserves Table:

1.	Mineral Reserves were prepared by Mr Peter Nahan, a Goldcorp employee. The Qualified Person for the estimate is Ms Maryse Belanger, P.Geo., who is also a Goldcorp employee.
2.

Mineral Reserves are estimated using commodity prices of $1,300/oz Au, $22.0/oz Ag, $0.90/lb Pb, and 0.90/lb Zn; and an economic function that includes variable operating costs and metallurgical recoveries;

3.	The estimated metallurgical recovery rate for the Peñasquito Mine (Mill) is 5% to 64% for gold, 5% to 65% for silver, 63% to 72% for lead and 75% for zinc;
4.	The estimated metallurgical recovery rate the Peñasquito Mine (Heap Leach) is 50% for gold and 22% to 28% for silver;
5.

Au and Ag cut-off grades are estimated assuming no contribution from the other metal, whereas the actual cut-off is based a minimum of $0.05/t NSR estimations on a block-by-block basis applying all revenue and associated costs;

6.	Tonnages are rounded to the nearest 10,000 tonnes, grades are rounded to two decimal places;
7.	Rounding as required by reporting guidelines may result in apparent differences between tonnes, grade and contained metal content;
8.	Tonnage and grade measurements are in metric units. Contained gold and silver ounces are reported as troy ounces; lead and zinc contained pounds are Imperial pounds.

15.6	Comments on the Mineral Reserve Estimate

With any new mining operation, a period of time is required to collect sufficient meaningful operational data on mining and processing to support reconciliation of actual mine production to the Mineral Reserve estimates used in feasibility studies.

As part of Project commissioning and initial operations, fluctuations to LOM average predictions requires that reviews of operations use sufficient data to be meaningful over the LOM. Depending on the jurisdiction, assumptions made in feasibility studies as to social licence, environmental permitting, environmental monitoring and closure requirements, and regulatory regimes can subject to change by the time a mining operation has reached what is considered to be the average LOM output.

The Peñasquito operation was reviewed in November and December 2013. Variations noted included:

—	Changes to metal price and exchange rate assumptions;

January 2014	Page 15-4

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

—	Changes to the value estimation methodology used in the Mineral Resource block model;

—	Updates to the pit shell assumptions used in pit optimization;

—	Updates, based on the current knowledge of processing and treatment costs, of the cut-off grade used to determine material sent to either the low-grade stockpile or the WRF;

—	Updates to the mine plan such that only material with a low strip-ratio is considered to be mineable whereas previous studies have higher strip-ratio material included in the mine plan;

—	Detailed plant throughput data on a fully representative set of production data indicated that the block-scale mineralogical variability was not captured at the sampling spacing available during the feasibility studies. Grade of payable elements was acceptable; however, there were some SMU blocks that had significantly elevated potentially deleterious and penalty-incurring elements. This has resulted in a number of blocks falling below the current economic threshold used for the Mineral Reserves;

—	Identification of these higher-penalty SMU blocks has required modifications to in-pit sequencing and mine design so that the material is either not mined at all, or is sent to waste, or is sent to the low-grade stockpile;

—	Updates to metallurgical recovery assumptions. Earlier studies had assumed fixed recoveries, and these assumptions were replaced in 2013 by a set of recovery equations based on actual plant performance;

—	Updates to the assumptions regarding treatment and refining costs; prior to 2013, these were assumed to be fixed;

—	Changes to the classifications used for concentrates, such that there are five concentrate types in 2013;

—	Updates to operating and G&A costs from 2006 to 2013;

—	Updates to sustaining capital cost estimates from 2006 to 2013;

—	Imposition by the Mexican authorities of a royalty on precious metals production from January 2014;

—	Changes by the Mexican authorities to the taxation regime from January 2014;

—	Capital costs and operating costs for additional water infrastructure to support mine water supply and for the second TSF.

January 2014	Page 15-5

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

As a consequence, the estimates for the Mineral Resources and Mineral Reserves were revised, as documented in this Report. The mine plan was rescheduled based on the estimated Mineral Reserves available.

January 2014	Page 15-6

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

16.0	MINING METHODS

16.1	Pit Design

The final pit will have one contiguous outline at surface but will consist of two distinct pit bottoms, one on the Peñasco Zone and one on the Chile Colorado (Brecha Azul) Zone.

16.1.1	Estimation of Block Values

Prior to August 2013, a “fixed recovery block value calculation” script was primarily used to calculate block values and assign blocks a mill, leach or waste code based on best economic block value when comparing the three. Mill blocks were further segregated by lead concentrate type. During 2013, Goldcorp developed a new grade-recovery model for predicting concentrate grades and concentrate recoveries. This model was used to develop a new script for block value calculations and best destination assignments for Mineral Reserve and mine planning purposes.

Three scenarios were outlined for consideration, a base case, a target case, and an optimistic case. Key parameters for the script for the base case are:

—	Bench incremental cost: $0.18/t

—	Operating costs

–	Mining cost adjusted to the edge of the pit: $2.16/t mined;
–	Processing cost (sulphide): $7.91/t milled;
–	Processing cost (oxide): $2.92/t leached;

—	G&A: $2.33/t milled;

—	Re-handling cost: $0.28/t milled;

—	Concentrate handling;

–	Transport costs: $135/dry metric tonne.

The script flags blocks that are in “south sediments” (XTRA4 = 2) and sets the value for gold recovery in the Pb concentrate (AURPB) to a constant 20% for the “south sediment” blocks.

The script output item records the assignment of the block to waste, leach or mill based on the comparison of block value calculation results for each destination. Mill destination is further segregated by Pb concentrate type (Table 16-1).

January 2014	Page 16-1

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

The target case has slightly modified economic assumptions to that of the base case. The optimistic case evaluates two additional processing streams, which are not part of the current mine plan or base case, and comprise a copper concentrate circuit (CEP) and a pyrite leach from the tailings.

16.1.2	Optimisation

A number of LG pit runs were completed during 2013, using block value results from the initial (non-validated) versions of the grade–recovery model script and base case economics. The runs used metal prices of $1,300/oz Au, $22/oz Ag for 75% of the silver production and $4/oz for the remaining 25%, copper price of $3.00/lb, $0.90/lb Pb and $0.90/lb Zn. Copper was used for some of the LG runs evaluating the potential benefits of a new process pathway for some of the metallurgically complex lead-bearing material.

Only Measured and Indicated Mineral Resources were considered as candidates for ore in the LG runs. All blocks classified as Inferred were assumed to be waste regardless of metal grade values.

A minimum block value cut-off of $0.05/t was used to identify ore blocks.

Slope Angles

Pit slopes vary by sector in the LG runs and sector by sector slope angles recommended in the Call and Nicholas, Inc. (CNI) 2010 slope stability study were used. For the LG runs the double-benched inter-ramp angles recommended by CNI were reduced by ±2º per ramp segment present in each sector in the 2012 final pit design.

Geotechnical design sectors are illustrated in Figure 16-1 and the slope angles for those sectors are as indicated in Table 16-2. CNI slope requirements, as recommended in 2010 for the Peñasco pit are included as Table 16-3, and for Chile Colorado as Table 16-4.

Sensitivity

A total of nine ultimate pits were generated for the three different economic cases (base, target and ultimate).

January 2014	Page 16-2

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

Table 16-1:  Lead Concentrate Codes

XTRA5 Code	Description

1	Waste
2	Leach
3	On Spec Pb concentrate (M1 con)
4	Low-lead Pb concentrate (M2 Con)
5	Complex Pb concentrate (M3 con)
6	Type A Specialty concentrate (M4 con)
7	Type B Specialty concentrate (M5 con)
8	Undefined

Sensitivity to the preliminary base case results were run to see the effect of reducing the mining cost from $1.86/t and $0.02/t incremental cost by bench to $1.50/t and $0.015 incremental cost by bench. A second sensitivity was run to see the effect of reducing the treatment charges to $500/t concentrate for concentrate types Complex, Type A and Type B (treatment charges used in the base case were $700/t concentrate for Complex, $2500/t concentrate for Type A, and $1000/t concentrate for Type B). An approximate 10–11% increase in mill ore resulted from the cost reductions considered in each sensitivity run.

Mineable Width Shells

The last step performed in the LG evaluation was to these value shells as guidelines for making mineable width shells. A ±200 m mining width was assumed for generating the mineable width shells. The Peñasco pit value shells showed a NE–SW axis of expansion from high value to low value and this orientation was honoured with one set of mineable width shells progressing to the NE and a second set progressing to the SW in the Peñasco pit. In the Chile Colorado sector, the expansion from high value to low value followed a general south to north axis of expansion.

The last shells in the sequence for Peñasco and Chile Colorado were clipped to the ultimate pit and this can affect the width of the last shells in the sequence.

Mineable width shells for Peñasco are shown in Figure 16-2 and the shells resulting for Chile Colorado in Figure 16-3.

January 2014	Page 16-3

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

Figure 16-1: Geotechnical Sectors

January 2014	Page 16-4

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

Table 16-2:  Pit Slope Angles

Section Code	DBench Slope	# Of Roads	LG Slope

1 – CH_E1	54	3	47
2 – CH_E2	53	3	47
3 – CH_E3	50	1	48
4 – CH_N1	53	3	47
5 – CH_N2	55	4	47
6 – CH_S1	49	2	45
7 – CH_S2	35	0	35
8 – CH_S3	48	2	44
9 – CH_S4	51	2	47
10 – CH_W1	53	2	49
11 – CH_W2	53	3	47
12 – PEN_E1	51	4	42
13 – PEN_E2	53	3	47
14 – PEN_N1	48	2	44
15 – PEN_N2	49	3	43
16	no code	no code	no code
17 – PEN_S1L	51	1	49
18 – PEN_S1U	45	0	45
19 – PEN_S2	52	3	45
20 – PEN_S3	52	3	46
21	no code	no code	no code
22 – PEN_W1	53	4	45
23 – PEN_W2	52	4	44

January 2014	Page 16-5

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

Table 16-3:   Double Benching Slope Design Parameters, Peñasco

		Single Benching (15 meter)			Double Benching[3] (30 meter)

Design Sector	Wall Dip Direction	Inter- ramp Slope Angle	Mean Catch-[1] Bench Width (m)	Mean Bench-[1] Face Angle	Inter- ramp Slope Angle	Mean Catch –[1] Bench Width (m)	Mean Bench-[1] Face Angle

E1	220°	44°	10.7	72°	51°	13.6	73°

E2	253°	47°	9.1	72°	53°	13.1	75°

S1-L	317°	45°	10.1	72°	51°	14.2	74°

S1-U2	317°	41°	11.8	70°	45°	18.8	72°

S2	350°	46°	9.6	72°	52°	13.9	75°

S3	35°	47°	9.1	72°	52°	13.3	74°

W1	77°	46°	9.6	72°	53°	13.1	75°

W2	102°	46°	9.6	72°	52°	13.3	74°

N1	134°	39°	12.5	68°	48°	15.8	72°

N2	169°	41°	11.8	70°	49°	15.4	73°

Notes:

1.  Slopes should be designed and excavated to the mean catch-bench widths and bench-face angles listed above. After excavation, back break along the bench crests will reduce the average catch-bench widths to the required 7.6 m for single benching and 10.6 m for double benching.

2.  Double-benching recommendations for sector S1-U only apply if the conditions of water depressurization, unloading, and/or slope layback are met.

3.  A 1.5-m offset was assumed for double benching based on operational considerations. If the offset during mining is greater than 1.5 m shallower inter-ramp angels will be achieved, and if the offset is less than 1.5 m steeper inter-ramp angles will be achieved. The offset can be completely avoided if the full double height is drilled as a pre-split row.

January 2014	Page 16-6

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

Table 16-4:  Double Benching Slope Design Parameters, Chile Colorado

		Single Benching (15 meter)			Double Benching[2] (30 meter)

Design Sector	Wall Dip Direction	Inter-ramp Slope Angle	Mean Catch-[1] Bench Width (m)	Mean Bench-[1] Face Angle	Inter-ramp Slope Angle	Mean Catch – [1] Bench Width (m)	Mean Bench-[1] Face Angle

N1[3]	122°	46°	11.6	79°	53°	16.8	79°

N2[3]	225°	49°	9.9	78°	55°	14.6	78°

E1	277°	49°	8.2	72°	54°	16.0	79°

E2[3]	312°	47°	11.1	79°	53°	17.3	80°

E3	272°	43°	10.6	70°	50°	17.1	75°

S1	313°	38°	14.3	72°	49°	20.2	79°

S2	315° to 005°	26°	19.0	52°	35°	26.9	62°

S3	21°	40°	11.8	68°	48°	17.8	73°

S4	57°	41°	12.4	72°	51°	17.9	78°

W1	124°	44°	10.7	72°	53°	16.8	79°

W2	78°	44°	10.7	72°	53°	16.8	79°

Notes:

1.  Slopes should be designed and excavated to the mean catch-bench widths and bench-face angles listed above. After excavation, back break along the bench crests will reduce the average catch-bench widths to the required 80% reliability of achieving 7.6 m for single benching and 10.6 m for double benching.

2.  A 1.5-m offset was assumed for double benching based on operational considerations. If the offset during mining is greater than 1.5 m inadequate catch-bench widths will be achieved, and if the offset is less than 1.5 m wider catch-bench widths will be achieved. The offset can be completely avoided if the full double height is drilled as a pre-split row.

3.  Single bench face angles steeper than 72° may be mined in Sectors N1, N2 and E2 because steep pit-ward dipping cross-bedding is present.

January 2014	Page 16-7

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

Figure 16-2: Peñasco Mineable Width Shells (section looks northwest)

Figure 16-3: Chile Colorado Mineable Width Shells (section looks west)

January 2014	Page 16-8

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

Phase Designs

The mineable width shells in economic order were used as economic guidelines for phase designs. Phase designs adjust the shells by including haulage ramps, sufficient operating room at phase bottoms, and toe and crest bench geometry.

To accommodate the inter-ramp angles, bench-face angles and berm widths recommended in the 2010 geo-technical study by CNI, block model items IRANG, FANG, and CATCH were populated with these values, which vary by sector. These block model item values were then used directly in MineSight’s Pit Expansion program.

Seven phases were designed for Peñasco Pit (PEN4–PEN 10) and six phases were designed for Chile Colorado (CH1–CH6). Existing phase designs from the mine (dated May 2013) were used for PEN4, PEN5, CH1, and CH2 because these phases already closely followed the updated mineable width shells developed in August 2013. Haulage ramps in the phases were laid out to exit the Peñasco and Chile Colorado pits as close to the near pit waste sizer (NPSC) as possible.

A comparison of phase totals to the LG results shows an increase of 1.2% for mill ore and an increase of 12.7% for waste. The increase in waste is due to the inclusion of haul roads with multiple switchbacks up the wall of each phase. Haul ramp layout adjustments are possible to reduce some of this extra waste movement.

Multiple switchbacks up the wall of each phase were necessitated by the “half-pit/ half moon” shape of the phases (i.e.; north side phases and south side phases). Complete independent access was assumed to be necessary in each phase.

Additional review indicated that the Phase 5 design would need to be split into sub-phases; as a result, four sub-phases were incorporated in the design.

Dump Designs and Overland Haul Roads

The locations of waste rock facilities are shown in Figure 16-4, together with overland haulage profiles from different phase exit points.

Several LOM schedules were run, some with full phases and some with the split phases.

January 2014	Page 16-9

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

Figure 16-4: Waste Rock Facility Designs

2731000 N
2730500 N
2730000 N
2729500 N
2729000 N
2728500 N
2728000 N
2727500 N
2727000 N
2726000 N
2725500 N
2725000 N
2724500 N
RUSH_dst

Life-of-Mine Schedules

Several life-of-mine schedules were run for each economic case. During scheduling it became apparent that several of these scheduling targets would have to be relaxed as all could not be satisfied each period. With priority given to the required mill throughput, it was necessary to relax both total mining capacity parameter and vertical advance rate (sinking rate) parameter to achieve the mill target in various periods.

January 2014	Page 16-10

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

16.2	Consideration of Marginal Cut-Off Grades

The standard minimum profit cut-off value for defining ore in the LG runs is $0.05/tonne.

16.3	Production/Throughput Rates

The mine design as envisaged in the 2006 feasibility study assumed a process throughput rate of 100,000 t/d (100 ktpd); this was updated in 2008 to reflect a process plant nameplate capacity of 130,000 t/d (130 ktpd).

For 2014, the throughput rate selected was based on the assumption that a 110 ktpd operation can be sustained using the available water well field. From 2015 onwards the operation is expected to benefit from the availability of a new water pipeline and the mine schedule reflects a throughput rate of 115 ktpd for the remainder of the mine life.

16.4	Mine Plan

The final life-of-mine production schedule is presented in Table 16-5.

The current mine plan is based on the 2013 Mineral Reserve estimates, and will produce oxide and sulphide material to be processed through the existing heap leach facility and sulphide plant respectively over a 13-year mine life (2014–2026). Material movement peaks in 2014 with 637,807 kt, decreasing to 179,646 kt in the last year of operation in 2026.

A stockpiling strategy will be practiced. The mine plan considers the value of the blocks mined on a continuous basis combined with the expected concentrates quality. From time to time ore material with a NSR profit value between $0.05 and $5.00 is stockpiled to process first higher-value ore. In some instances, the ore is segregated into stockpiles of known composition to allow for blending known quantities of material at the stockpile as required by the mill/customer. Stockpiling at Peñasquito also allows for forward planning for ore quality to ensure optimal mill performance and consistent gold production to match, within the normal bounds of expected variability, the mine plan.

As part of day-to-day operations, Goldcorp will continue to undertake reviews of the mine plan and consideration of alternatives to and variations within the plan. Alternative scenarios and reviews may be based on ongoing or future mining considerations, evaluation of different potential input factors and assumptions, and corporate directives.

January 2014	Page 16-11

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

Table 16-5:  Mine Production Plan

	Unit	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026

Mine Operating Days		365	365	365	365	365	365	365	365	365	365	365	365	365

Ore Mined – Oxide	kt	3,266	7,715	9,331	15,005	10,965	1,488	5,096	1,562	12,040	13,624	1,546	1,661	26

Ore Mined – Sulphide	kt	40,935	33,094	42,090	41,975	41,975	41,975	42,090	41,975	41,975	41,975	42,090	41,975	36,739

- To crusher	kt	30,150	31,975	32,090	31,975	31,975	31,975	32,090	31,975	31,975	31,975	32,090	31,975	26,739

- To stockpile	kt	10,785	1,119	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000

Waste Mined	kt	178,598	178,190	168,179	162,020	166,060	175,537	172,414	175,463	164,985	50,848	154,606	61,799	7,856

Stockpile Rehandle Ore	kt	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000

Total Material Moved	kt	637,807	627,397	629,041	627,397	627,397	627,397	629,041	627,397	627,397	319,034	570,528	316,261	149,646

January 2014	Page 16-12

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

16.5	Blasting and Explosives

Drilling for all materials is on 15 m benches drilled with 1.0 m of sub-drilling, using seven blast hole drill rigs. Drill patterns range from 9.00 m x 9.00 m in overburden to 4.30 m x 5.00 m in sulphide ore. The heap leach ore drill pattern is being adjusted as needed to assure rock fragmentation of about 127 to 152 mm for leaching. Blasting is carried out primarily with conventional ANFO explosive, supplied by an explosives contractor. Appropriate powder factors are used to match ore, waste, and overburden types.

16.6	Geotechnical

Open pit design for the Project uses defined geotechnical domains together with rock mass quality ratings for the principal lithologies and appropriate pit design criteria that reflect expected conditions and risk. Geotechnical studies were completed by external consultants and Goldcorp operations staff.

In 2010, detailed pit slope designs for the final wall of both the Peñasco and Chile Colorado pits were undertaken by CNI. Using data from oriented core, field mapping and laboratory testing of rock samples, bench-scale, inter-ramp, and overall stability analysis was performed by CNI for both pit sites.

Final slope parameter selections were provided in Figure 16-1 and Tables 16-1 to 16-3.

16.7	Hydrogeology

A combination of Goldcorp staff and external consultancies have developed the pit water management program, completed surface water studies, and estimated the life-of-mine site water balance. Management of water inflows to date have been appropriate, and no hydrological issues that could impact mining operations have been encountered.

Water levels are maintained at least 30 m below the active mining elevation (bench) to ensure efficient production and to ensure safe access. The current pumping system consists of 16 wells surrounding the current Peñasco open pit. Two wells are located inside the pit and the other 14 wells are located outside the current mining boundary, but within the overall tenement holdings.

The volume of water extracted daily is approximately 30,000 m3/d which will decline to between 8,000 and 12,000 m3/d over the next 5–10 years to match recharge volumes.

January 2014	Page 16-13

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

Current volumes are much higher since the original water table has to be lowered in its entirety for mining access.

The mine dewatering wells are drilled to 17” diameter and then a 10” casing is installed with gravel pack between the casing and drill hole to provide a conductive flow path. The average depth of the wells is 600 m. All wells are vertical and contain downhole submersible pumps which discharge into HDPE conveyance lines for collection in the fresh water pond.

Well control is through fibre optic line directly connected to the plant control room. This provides the ability to turn wells on and off as well as real time well performance monitoring and reporting (i.e. flow rates, pressures, water temperature, etc). Finally, pit area water levels are monitored through a network of piezometer wells located both within the pit and surrounding it for accurate water level measurement and reporting.

16.8	Mining Equipment

Open pit mining is undertaken using a conventional truck-and-shovel fleet, consisting of 65 haul trucks (290 t), and four 57 m3 shovels. The fleet is supported by track dozers, rubber tire dozers, excavators, and graders. A hydraulic shovel is expected to be operational during the first quarter of 2014.

The major equipment currently on site comprises:

—	7 Atlas Copco PV 351D drills

—	1 Atlas Copco ECM 590drill

—	1 Atlas Copco DML/LP drill

—	4 Bucyrus 495 HR shovels

—	4 Komatsu WA1200 wheel loaders

—	3 Komatsu WA600wheel loaders

—	1 Komatsu 930H wheel loader

—	65 Komatsu 930E trucks

—	2 Komatsu 960E trucks

—	4 Komatsu D375A dozers

—	7 Komatsu D475dozers

—	1 Komatsu D65EX dozer

January 2014	Page 16-14

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

—	4 Komatsu WD 900 wheel dozers

—	1 Caterpillar 160H grader

—	4 Komatsu GD825A graders

—	5 Komatsu HD785water trucks

—	1 Sterling 2006 water truck

—	2 Freightliner 2007 water trucks

—	1 Caterpillar 420D excavator

—	1 Komatsu PC300 excavator

—	1 Komatsu PC350 excavator

—	2 Caterpillar 450E excavators

—	1 Komatsu PC450 excavator

—	1 Caterpillar CS683 compactor

—	1 Caterpillar 815F compactor

—	35 light towers

—	2 Caterpillar 735 lubrication trucks

—	1 Mack RD6885 lubrication truck

—	11 compressors

—	9 welding machines

—	20 forklifts

—	207 personnel transport vehicles

—	4 ABB Laron substations

—	18 generators

—	10 cranes

—	6 maintenance trucks

In addition, the site has the following miscellaneous equipment

—	2 Star Western explosives trucks

—	4 mini loaders

—	1 water pump

January 2014	Page 16-15

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

—	3 trailers

—	1 grease pump

—	1 sweeper

—	1 drill

—	1 immersive simulator

—	2 haul truck jacks

—	1 street sweeper

—	1 Caterpillar 793B off-road truck

—	2 Sterling trucks

The mining fleet is Owner-operated. Maintenance of mine equipment is covered by MARC contracts.

The capital cost estimate in Section 21 includes provision for additional mining equipment over the LOM, including 89 trucks and an additional hydraulic shovel.

16.9	Comments on Mining Methods

The QPs note:

—	Open pit design for the Project uses defined geotechnical domains together with rock mass quality ratings for the principal lithologies and appropriate pit design criteria that reflect expected conditions and risk. Geotechnical studies were completed by external consultants and Goldcorp operations staff;

—	A combination of Goldcorp staff and external consultancies have developed the pit water management program, completed surface water studies, and estimated the life-of-mine site water balance. Management of water inflows to date have been appropriate, and no hydrological issues that could impact mining operations have been encountered;

—	The current mine plan is based on the 2013 Mineral Reserve estimates, and will produce oxide and sulphide material to be processed through the existing heap leach facility and sulphide plant respectively over a 13-year mine life (2014–2026). Material movement peaks in 2014 with 637,807 kt, decreasing to 179,646 kt in the last year of operation in 2026;

—	A stockpiling strategy will be utilized to allow higher-value ore to be processed first;

January 2014	Page 16-16

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

—	For 2014, the throughput rate selected was based on the assumption that a 110 ktpd operation can be sustained using the available water well field. From 2015 onwards the operation is expected to benefit from the availability of a new water pipeline and the mine schedule reflects a throughput rate of 115 ktpd for the remainder of the mine life;

—	Open pit mining is undertaken using a conventional truck-and-shovel fleet, consisting of 65 haul trucks (290 t), and four 57 m3 buckets shovels. The fleet is supported by track dozers, rubber tire dozers, excavators, and graders. A hydraulic shovel is expected to be operational during Q1, 2014;

—	The mining fleet is Owner-operated. Maintenance of mine equipment is covered by MARC contracts.

January 2014	Page 16-17

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

17.0	RECOVERY METHODS

17.1	Process Flow Sheet

The Peñasquito Project consists of a leach facility that processes a nominal 25,000 t/d of oxide ore and a sulphide plant that processes a nominal 115,000 t/d of sulphide ore.

The oxide flowsheet is included as Figure 17-1. A schematic of the sulphide process flowsheet is included as Figure 17-2.

17.2	Plant Design

17.2.1	Oxide

Run-of-mine (ROM) ore is delivered to the heap leach pile from the mine by haul trucks. Lime is added to the ore, prior to addition of the ore to the pad. Ore is placed in 10 m lifts, and leached with cyanide solution. Pregnant leach solution is clarified, filtered, and de-aerated, then treated with zinc dust to precipitate the precious metals. The precipitated metals are subsequently pressure filtered, and the filter cake smelted to produce doré.

17.2.2	Sulphide

Run-of-mine (ROM) ore is delivered to the crusher dump pocket from the mine by 290 t rear-dump–haul trucks. The crushing circuit is designed to process 148,000 t/d of ROM ore to 80% passing 159 mm. The crushing facility initially consisted of a gyratory crusher capable of operating at 92% utilization on a 24-hour-per-day, 365-days-per-year basis; a parallel in-pit crushing circuit has since been included to support higher throughput.

Product from the crusher discharges into a 500 t surge pocket directly below the crusher. The crusher feeds, via an apron feeder, a coarse ore stockpile that has a 91,700 t live capacity. In turn, five apron feeders reclaim ore from the coarse ore stockpile to two semi-autogenous grind (SAG) mills operating in closed circuit with/without pebble crushers.

Each grinding circuit reduces the crushed ore from 80% passing 159 mm to 80% passing 125 µm. The pebble crushers are set to produce a P80 28 mm product. The crusher product is conveyed back to a 1,400 t storage bin from which the discharge can be directed to the SAG mill feed conveyors or to high pressure grind rolls (HGPRs). SAG mill discharge is classified using trommel screens.

January 2014	Page 17-1

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

Figure 17-1: Oxide Flowsheet

January 2014	Page 17-2

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

Figure 17-2: Sulphide Flowsheet

January 2014	Page 17-3

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

The HPGR is operated in open circuit as ball mill feed, but closed circuit with screen oversize material returning to the HPGR system. The high pressure grinding roll product is screened and passing material is slurried and pumped directly to the grinding sump. Oversize material is conveyed back to the HPGR storage bin.

Trommel screen undersize (minus 19 mm material) discharges to a common sump. Secondary grinding is performed in four ball mills, operating in closed circuit. Ball mill discharge is combined with SAG mill trommel screen undersize and the combined slurry is pumped to the primary cyclone clusters. Cyclone underflow reports back to the ball mills. Cyclone overflow (final grinding circuit product) flows by gravity to the lead flotation circuit.

Lead rougher flotation consists of six rows of rougher flotation machines in parallel, each row consisting of five self-aspirating cells. Lead rougher concentrate is pumped to the lead regrind mill circuit or bypassed directly to the lead cleaner conditioning tank. Tailings from the lead rougher cells flows by gravity to the zinc rougher conditioner tanks. This material is conditioned with reagents to activate the sphalerite and associated precious metals. Rougher lead concentrate is reground in closed circuit with cyclones. Product at a P80 of 30-40 µm is cleaned in a three-stage counter-current circuit. Reagents are added into the cleaner flotation cells on as required basis.

Tailings from the lead circuit flow by gravity to zinc rougher conditioner tanks: one is installed for each bank of zinc rougher flotation cells. The conditioner tanks provide retention to facilitate pH adjustment with lime and activation of the sphalerite by copper sulphate addition. Sodium isopropyl xanthate (SIPX) is added to collect the zinc associated with activated sphalerite. Frother is added as required.

Conditioners overflow to the zinc rougher flotation circuit, which consists of six banks of six tank-type, self-aerating, rougher flotation cells. Tailings from all rows of zinc rougher cells are combined in a tailings box and flow by gravity to a tailings pond. The rougher zinc concentrate is reground in vertimills operating in closed circuit with cyclones. Product at a P80 of 30-40 µm is cleaned in a three-stage counter-current circuit. Reagents are added into the cleaner flotation cells on as required basis.

Final lead and zinc concentrates are thickened, pressure filtered and trucked to inland smelters or to ports for overseas shipment.

17.3	Plant Operation

Ore placement on the heap leach pad began in February 2008. On April 8, 2008, ore leaching was initiated and the first gold pour occurred on May 10, 2008.

January 2014	Page 17-4

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

Production of line 1 of the sulphide plant was initiated September 19, 2009. Line 2 was initiated in June 8, 2010 and the HPGR commissioning tests were started in December 2010.

The plant production statistics from 2010 to the end of the third quarter 2013 are shown in Table 17-1 for oxide material and in Table 17-2 for sulphide material.

The lead and zinc concentrate quality produced by the plant from 2010 to the end of the third quarter 2013 are shown in Table 17-3 and Table 17-4 respectively.

A summary of the material moved from 2007 when pre-stripping commenced is included as Table 17-5.

17.4	Energy, Water, and Process Materials Requirements

17.4.1	Energy

Peñasquito currently uses power sourced from the Mexican Federal Electricity Commission (Comision Federal de Electricidad) being the central power grid. The annual power consumption ranges from 130 MW–145 MW per day, with the majority (>85%) of the consumption in the processing facility. Figure 17-3 shows the actual power usage in 2012; in this figure, the processing plant consumption includes line 1, line 2 and the sulphide plant.

Additional information on the Project energy supply is provided in Section 18.

17.4.2	Reagents

Table 17-6 indicates the types and locations of major areas of reagent use. Reagents are typically trucked to site and stored onsite in quantities sufficient for mine usage.

17.4.3	Water Supply

At Peñasquito, water is sourced from several locations; the TSF, well fields, pit dewatering wells, and process operational recycle streams. The operating philosophy at Peñasquito is to maximize the amount of recycle water within the process, to this a significant proportion of the total mine site water requirements is made up from recycled water.

January 2014	Page 17-5

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

Table 17-1:  Plant Product Statistics – Oxide

	2010	2011	2012	2013 (to end Q3)
Ore processed (dmt)	10,540,200	11,126,000	5,954,500	11,918,119
Au Produced (Oz)	78,400	55,800	42,700	40,413
Ag Produced (Oz)	3,006,200	1,891,000	1,420,300	1,306,258

Table 17-2:  Plant Product Statistics – Sulphide

	2010	2011	2012	2013 (to end Q3)

Ore processed (dmt)	20,637,600	30,999,200	36,406,900	29,005,248
Pb Concentrate (dmt)	79,800	132,500	144,900	107,787
Zn Concentrate (dmt)	143,700	258,300	298,400	180,569
Au Grade (g/t)	0.27	0.37	0.50	0.42
Au Rec (%)	48	61	69	64
Au Produced (Oz)	89,800	198,300	368,600	249,237
Ag Grade (g/t)	27.57	26.20	27.41	21.79
Ag Rec (%)	58	74	77	77
Ag Produced (Oz)	10,946,400	17,154,500	22,284,500	15,599,950
Pb Grade (wt%)	0.38	0.34	0.28	0.25
Pb Rec (%)	60	70	74	76
Pb Produced (klb)	97,400	154,700	153,700	121,979
Zn Grade (wt%)	0.63	0.64	0.62	0.49
Zn Rec (%)	65	76	77	75
Zn Produced (klb)	154,500	286,400	324,200	237,657

Table 17-3:  Lead Concentrate Quality

Year	Au (g/t)	Ag (g/t)	Pb (wt%)	Zn (wt%)	Cu (wt%)	Fe (wt%)	As (wt%)	Sb (wt%)	Cd (wt%)

2010	34.2	3,695	57.4	5.6	3.4	4.8	0.9	2.4	0.09

2011	45.9	3,940	55.9	5.3	5.4	4.1	1.3	3.1	0.07

2012	76.7	4,765	51.7	5.7	6.1	4.7	1.4	3.3	0.06

2013	64.5	3,966	48.5	6.3	6.2	5.3	1.7	3.2	0.06

Table 17-4:  Zinc Concentrate Quality

Year	Au (g/t)	Ag (g/t)	Pb (wt%)	Zn (wt%)	Cu (wt%)	Fe (wt%)	As (wt%)	Sb (wt%)	Cd (wt%)

2010	3.8	541.8	2.9	57.6	0.77	1.9	0.16	0.23	0.43

2011	3.1	293.7	1.8	58.5	0.38	1.7	0.07	0.10	0.35

2012	3.8	286.7	1.4	58.1	0.37	2.2	0.07	0.10	0.30

2013	4.4	319.7	1.7	56.0	0.50	2.6	0.12	0.13	0.36

January 2014	Page 17-6

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

Table 17-5  Material Movements

Mine Production	Units	2007	2008	2009	2010	2011	2012	*2013

Oxide Ore Tonnes	t		6,696,281	16,775,462	12,641,246	11,745,970	5,623,000	10,358,200
Grade - Au	g/t		0.301	0.279	0.282	0.212	0.344	0.375
Grade - Ag	g/t		32.900	25.481	22.271	14.688	20.867	17.825

Sulphide to Stockpile	t		447,851	9,791,161	3,194,014	10,999,470	11,937,000	21,985,370
Grade - Pb	%		0.462	0.472	0.422	0.360	0.266	0.242
Grade - Zn	%		0.385	0.750	0.639	0.658	0.568	0.506
Grade - Au	g/t		0.298	0.238	0.258	0.297	0.379	0.409
Grade - Ag	g/t		30.57	26.90	28.97	25.59	24.26	21.63

Sulphide to Crusher	t			1,925,484	15,556,840	20,812,460	25,919,000	24,279,230
Grade - Pb	%			0.428	0.468	0.400	0.293	0.289
Grade - Zn	%			0.616	0.697	0.734	0.661	0.573
Grade - Au	g/t			0.246	0.281	0.329	0.482	0.457
Grade - Ag	g/t			27.02	28.90	28.10	27.67	25.52

Total Ore Tonnes	t	-	7,144,132	28,492,107	31,392,100	43,557,900	43,479,000	56,622,800

Waste Tonnes	t	3,960,867	59,039,306	123,435,442	152,272,100	111,836,400	121,904,000	110,548,300

Total Mined Tonnes	t	3,960,867	66,183,438	151,927,549	183,664,200	155,394,300	165,383,000	167,171,100

Rehandle Sulphide to Leach Pad	t			1,153,502	284	285,232		3,677,654
Grade - Au	g/t			0.205	0.176	0.250		0.238
Grade - Ag	g/t			29.100	21.830	24.440		23.558

Rehandle Tonnes to Crusher	t				5,393,844	9,269,856	11,537,044	12,490,036
Grade - Pb	%				0.446	0.398	0.335	0.290
Grade - Zn	%				0.836	0.734	0.657	0.674
Grade - Au	g/t				0.304	0.320	0.412	0.426
Grade - Ag	g/t				33.379	26.648	28.100	24.927

Total Moved Tonnes	t	3,960,867	66,183,438	153,081,051	189,058,328	164,949,388	176,920,044	183,338,790

January 2014	Page 17-7

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

Figure 17-3: Power Usage (2012)

Note: the power usage in the process plant includes the areas classified as line 1, line 2 and the sulphide plant.

January 2014	Page 17-8

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

Table 17-6:  Major Reagents and Usages

Area	Reagent	Duty

Lead Flotation	AERO 343 - Sodium Iso-propyl Xanthate (SIPX)	Sulphide Collector
Lead Flotation	AEROFLOAT 242 - Ammonium thiophosphate	Enhanced Silver Collector
Lead Flotation	AEROPHINE 3418A - Dialkyl dithiophosphinates	Galena and PM collector
Lead Flotation	Sodium Cyanide	Depression of iron sulphides
Lead Flotation	Zinc Sulphate	Sphalerite depression
Lead Flotation	Polysaccharide	Depresses gangue flotation
Lead Flotation	MIBC	Frother

Zinc Flotation	AERO 343 - Sodium Iso-propyl Xanthate (SIPX)	Sulphide Collector
Zinc Flotation	Copper Sulphate Solution	Zn Activator
Zinc Flotation	MIBC	Frother

General	Lime	pH control
General	Flocculant

Fresh water demands are generated by water lost through evaporation, water contained in lead and zinc concentrates and water locked in the flotation tailings interstitial pore spaces. This consumption will vary depending on the circuit conditions and ranges 0.50 m3/t to 0.65 m3/t.

Additional information on Project water supply is included in Section 18.

17.5	Comments on Recovery Methods

The QPs note that the Peñasquito Project consists of a leach facility that processes a nominal 25,000 t/d of oxide ore and a sulphide plant that processes a nominal 115,000 t/d of sulphide ore.

Components required for the LOM plan presented in this Report are in operation, with the exception of construction of a second TSF and additional water wells (refer to Section 18).

January 2014	Page 17-9

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

18.0	PROJECT INFRASTRUCTURE

18.1	Introduction

Site infrastructure comprises:

—	One open pit;

—	Three waste rock dumps (with conveying and stacking system for the near-pit sizer–convey ( NPSC) waste dump);

—	One concentrator plant and associated conveying systems;

—	One heap leach pad and Merrill Crowe plant;

—	Camp / accommodation complex;

—	Maintenance, administration and warehouse facilities;

—	Tailings storage facility (TSF);

—	Medical clinic;

—	Various ancillary buildings;

—	Paved airstrip;

—	Diversion channels;

—	Pipelines and pumping systems for water and tailings;

—	Access roads;

—	Explosive storage facilities;

—	High-voltage transmission line; and

—	Environmental monitoring facilities.

The general location of the main infrastructure in relation to the tenure boundaries is shown in Figure 18-1. A detailed aerial photograph showing the current plant and mine layout is included as Figure 18-2.

January 2014	Page 18-1

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

Figure 18-1: Project Infrastructure Layout in Relation to Mineral Tenure

Note: Blue outline is the approximate area of infrastructure shown in Figure 18-3. The outlines of the Peñasco and Azul breccia pipes are indicated as black dashed outlines. Figure dated 2011.

January 2014	Page 18-2

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

Figure 18-2: Air Photo Showing Current Project Infrastructure Layout

Note: Photograph shows a 2013 satellite image that illustrates the Project facilities layout, including the current TSF, open pit, waste rock storage facility, heap leach pad, and building infrastructure.

January 2014	Page 18-3

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

18.2	Road and Logistics

As noted in Section 5.1, the site is accessed via a turnoff from Highway 54 onto the La Pardita road which was completed in 2012. This road is a paved State Highway built for access to the mine and runs 67 km to another paved State road which connects Mazapil to Cedros and Tecolotes. The mine entrance is approximately 10 km after turning northeast onto the Cedros access road.

A second access to the mine is via a turnoff from Highway 54 approximately 25 km south of Concepción del Oro. This road, the Salaverna by-pass, is a purpose-built paved road that eliminates steep switchback sections of cobblestone road just west of Concepción Del Oro. The by-pass connects Highway 54 with the town of Mazapil. From Mazapil, a well-maintained 12 km gravel road accesses the mine site. This route is typically used for supply of equipment and consumables.

Within the Project area, access is by foot trails and tracks.

The closest rail link is 100 km to the west.

There are commercial airports in the cities of Zacatecas, Saltillo, and Monterrey. Travel from Monterrey/Saltillo is approximately 150 km, about two hours to site. Travel from Zacatecas is approximately 275 km, about a 3.5 hour trip to site.

The Peñasquito mine has a 2,000 ft asphalt airstrip that underwent a major upgrade in 2013 to enable Dash 8 (DCH-8, 39 passengers) and lighter aircraft operations. Final expansion of the parking/ramp area, which will permit the parking of two Dash 8s, will be completed shortly. The airstrip upgrades included more depth for higher weight loading, widening for the larger aircraft and is suitable now for Dash 8 category aircraft and most light jets. The airstrip has a terminal building that can accommodate 70 persons in the waiting area.

Goldcorp has a full time employee based on site responsible for dispatching and flight following. There is fire response at the airstrip and a new fire truck dedicated to the airport has been requisitioned. All air operations are audited regularly for compliance with the Goldcorp Aviation Safety Management Guidelines.

The Dash 8 aircraft were recently placed into service after major overhauls. New flight schedules to site from Monterrey and other cities are currently being developed to maximize passenger loads and efficiencies.

January 2014	Page 18-4

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

18.3	Acid Rock Drainage and Metal Leach Considerations

Characterization studies of waste rock, pit walls, and tailings materials were undertaken to determine the acid rock drainage (ARD) and metal leaching (ML) potential.

Peñasco and Chile Colorado waste rock was found to have low potential for acidic drainage from the oxidized waste rock lithologies. However, there was potential for waste rock with sulphides to oxidize to produce acidity; however, this could be controlled by adequate neutralization in these materials to overcome acidic drainage.

Potentially acid-forming waste (PAG) materials and rock types that have ML potential are currently stored in the waste rock facilities, and encapsulated with non-reactive rock.

The tailings materials have somewhat higher potential to produce ARD and ML (selenium being the only metal potentially outside Mexican standards). Control of ARD and ML from tailings materials will be achieved through reclamation of the current tailings facility after its closure in 2017, concurrent with ongoing mining activities, and reclamation of the final tailings facility immediately after mine closure (refer to Section 18.5).

18.4	Waste Storage Facilities

There are three waste rock storage facilities (WRFs) one site. These are the South, West, and near-pit sizer–convey (NPSC) facilities. All three WRFs are currently in use. Approximately 2.7 Bt of waste will be mined over the 13 year life of mine. The facilities have a combined life-of-mine planned storage capacity that matches the expected amount of mined waste.

The average one-way haulage distance to the Peñasco WRF is approximately 1.5 km; the haulage distance to the Chile Colorado WRF is about 2 km on average.

The NPSC average one-way haulage to the sizer dump pocket is less than 0.5 km. Waste rock is then reduced in size and conveyed approximately 12 km to the NPSC WRF.

18.5	Tailings Storage Facilities

Two tailings impoundments will be required for storage of the material processed through the sulphide plant for the LOM. The current tailings impoundment will reach

January 2014	Page 18-5

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

capacity at the end of 2017, at which time a second impoundment will be commissioned to store the remaining plant production through the end of mine life.

Both tailings impoundments are designed as zero discharge facilities with the capacity to temporarily store excess water from mill operations and expected climate events including the design storm. Water will be reclaimed until 2017 as needed from the existing tailings facility for use in the mill.

The second tailings impoundment facility will consider a thickening stage; thus, most of the reclaimed water for use in the plant will be derived from thickeners. A smaller percentage of water will be recovered from the new impoundment.

A study is scheduled for completion in the first half of 2014 to support the design of the new tailings facility. This study is evaluating three options for the additional tailings storage required for the Peñasquito LOM:

—	West option which is located on land currently owned by Minera Peñasquito.

—	South option which would require relocation of the community of Las Mesas and is on land not currently owned by Minera Peñasquito; and

—	Charcos option which would require the relocation of the community of Charcos and is on land not currently owned by Minera Peñasquito.

A preferred option for the second tailings facility will be selected from the initial study described above and a design study will be completed on the selected option. It is currently expected that the detailed design, construction, and commissioning of the new tailings facility will be completed by the end of 2017. This assumption is based on an expectation that where sites that are not owned by Minera Peñasquito are selected, the requisite community and surface agreements can be completed in time to support the construction.

18.6	Water Management

The mine is located in Mazapil valley, which forms part of the Cedros administrative aquifer. Hydrologically, this aquifer is part of the Nazas Aguanaval sub-basin, which forms part of the Laguna de Mayrán y Viesca Regional Basin. Because there are no surface water resources, the water supply for Peñasquito mine is obtained from groundwater in the Cedros basin, from an area known as the Torres and Vergel well field.

Hydrogeological studies show the aquifers in the Cedros basin have sufficient available water to provide 40 Mm3 per year. The mine has received permits to

January 2014	Page 18-6

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

pump up to 35 Mm3 of this water per year. Based on completed applications, the following have water concessions have been granted:

—	Concession of 4.6 Mm3 per year (obtained in August 2006);

—	Concession of 9.1 Mm3 per year (received in early 2008);

—	Concession of 4.8 Mm3 per year (received in November 2008);

—	Concession of 0.4 Mm3 per year (obtained in April 2009); and

—	Concession of 16.8 Mm3 per year was obtained in July 2009.

Dewatering wells from the open pit area are being pumped at an average rate of 30,000 m3 per day currently which will decline to a long-term sustainable rate of 12,000 m3 per day over the next five years. This water is used by the mine, plant, and leach pad as required.

The Torres and Vergel well field is being pumped at an average daily rate of 48,000 m3 per day.

This existing of supply of groundwater is not sustainable in the long term and has resulted in a reduction of plant throughput in 2013 due to lower than planned volumes from the current infrastructure. In 2012 and 2013, expansion to the current Torres–Vergel well field have occurred, bringing the total number of water supply wells from 40 original wells to 57 producing wells at the end of 2013.

To allow plant production to return to design levels, an additional groundwater source within the Cedros basin has been identified. This area is named the Northern Well Field (NWF) and construction will take place during 2014. The planned project includes:

—	Drilling of 25 new water supply wells;

—	Placement of 92 km of HDPE and steel piping to convey water;

—	Construction of 52 km of primary access road to the NWF and 41 km of spur roads to provide access to the 25 new wells (94 km of roads in total);

—	Construction of a booster pumping station;

—	Expansion of the existing electrical substation at Peñasquito and construction of a new electrical substation at the NWF location; and

—	Construction of 94 km of high, medium, and low voltage power transmission lines for the NWF.

January 2014	Page 18-7

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

To ensure production is secured at planned rates for the construction period (12 months of 2014), additional wells may be required in the existing Torres–Vergel well field. These wells will only be constructed if required.

All groundwater supply (both existing and future) is completely within the Cedros basin where the permitted 35 Mm3 is located.

Once the NWF is completed, the long-term sustainable water supply for Peñasquito is expected to be secured, and the only water-infrastructure related expenditures will be well replacement and maintenance that will be required for the rest of the LOM.

18.7	Water Balance

A probabilistic water balance model has been developed for the entire mine site including the plant, heap leach facilities, diversion channels, tailings facility, other users of water, and the water supply system. The software used for this water balance is the industry standard GoldSim modeling package. This model is tracked and updated on a monthly basis. Modelling allows Goldcorp to define initial and operating conditions within the Peñasquito mine system and simulate the projected performance of the mine water system over a given time period.

The mine is operated as a zero discharge system. Peñasquito does not discharge process water to surface waters, and there are no direct discharges to surface waters.

18.8	Built Infrastructure

The camp and accommodation comprises a 2,400-bed camp with full dining, laundry and recreational facilities.

All other required Project infrastructure, such as roadways, mine and administration buildings, process plant, explosives storage facility, fuel farm, truckshop, workshops and security, has been constructed and is operational.

18.9	Water Supply

Process and potable water for Peñasquito is sourced from two primary water fields; the original Torres–Vergel well field located 6 km west of the mine and the Northern Well Field which will be constructed in 2014, and is approximately 60 km northwest of the mine.

January 2014	Page 18-8

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

The existing well fields are made up of a series of interconnecting singular wells which pump water from the basin to a common water trunk-line which reports to the site fresh water distribution pond.

The Peñasquito mine recycles almost 70% of the water it uses in the mining process with the existing tailings facility. With the new thickened tailings facility, water reclaim is projected to rise to approximately 80%.

Goldcorp has completed five years of water studies, and continues to monitor the local aquifers to ensure they remain sustainable. A network of monitoring wells has been established at 150 points within an area of almost 5,500 km2 to monitor water levels and quality.

18.10	Workforce

The personnel projection for 2014 is approximately 3,000 employees.

18.11	Power and Electrical

Power is currently supplied through the Mexican central grid from the Mexican Federal Electricity Commission (Comisión Federal de Electricidad or CFE).

On January 25, 2011 Goldcorp signed a power delivery agreement with a subsidiary of InterGen, the global power generation company with power plants located in Mexico, the UK, the Netherlands, the Philippines and Australia. The agreement will see InterGen construct and operate a 200 MW gas-fired combined cycle power plant to deliver 177 MW supplied electricity to the Peñasquito mine and other operations in Mexico for a minimum term of 20 years. The agreement, secured in 2012, will provide a long-term supply of electricity to Peñasquito and other mines in Mexico.

Construction of the power plant began in December 2012, with completion projected for Q1 2015. An amendment to the original contract to increase the supplied electricity by 5 MW is currently pending approval by Goldcorp.

18.12	Landfill Waste

All non-toxic waste is disposed of in a site landfill facility. Hazardous materials are stored in a fully contained facility until sufficient volumes exist for them to be hauled offsite and disposed of in a licensed hazardous waste disposal facility.

January 2014	Page 18-9

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

18.13	Waste Water

All wastewater from the mine offices, camp and cafeteria is treated in a wastewater treatment plant prior to discharge to the environment.

All storm water is diverted from the main infrastructure facilities through use of diversion channels.

18.14	Communications

Site communications include satellite service, using voice over internet protocols (VoIP for telephones) and Internet protocols (for regular computer business).

Pit operations use two-way radio communications.

18.15	Fuel

Once trucked to site, fuel and gasoline are stored in nine diesel tanks (eight – 100,000 L and one 75,000 L for total diesel capacity of 875,000 L) and one 60,000 L gasoline tank.

18.16	Comments on Project Infrastructure

The QPs note that the majority of infrastructure required for Project operation is in place.

Tailings storage will exceed the current tailings impoundment facility by the end of 2017. A study will be undertaken to examine options for the new impoundment location during the first half of 2014; once a preferred site is identified, it is expected that design, construction and commissioning could be completed by year-end 2017 such that the facility is operational from 2018.

The current groundwater supply will be augmented by production from wells in the Northern Well Field; these wells will be drilled and set up for water production during 2014. Once the NWF is completed, the long term sustainable water supply for Peñasquito is expected to be met, and the only water-infrastructure related expenditures will be well replacement and maintenance that will be required for the rest of the LOM.

Power is currently supplied through the Mexican central grid from the Mexican Federal Electricity Commission (Comisión Federal de Electricidad or CFE). Following construction completion of a 200 MW gas-fired combined cycle power plant by

January 2014	Page 18-10

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

InterGen, scheduled for Q1, 2015, additional power will be available under a long-term electricity supply agreement that was completed in 2011.

January 2014	Page 18-11

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

19.0	MARKET STUDIES AND CONTRACTS

19.1	Markets

Goldcorp currently has an operative refining agreement with Met Mex Penoles for refining of doré produced from the Project. Goldcorp’s bullion is sold on the spot market, by marketing experts retained in-house by Goldcorp. The terms contained within the sales contracts are typical and consistent with standard industry practice, and are similar to contracts for the supply of doré elsewhere in the world. Part of the silver production is forward-sold to Silver Wheaton (refer to Section 4.8).

The markets for the lead and zinc concentrates from Peñasquito are worldwide with smelters located in Mexico, North America, Asia and Europe. Metals prices are quoted for lead and zinc on the London Metals Exchange and for gold and silver by the London Bullion Market Association. The metal payable terms, and smelter treatment and refining charges for both the lead and zinc concentrate represent “typical” terms for the market.

The terms contained within the sales contracts are typical and consistent with standard industry practice, and are similar to contracts for the supply of concentrates and doré elsewhere in the world.

Transportation contracts are in place for concentrate and doré transport, and are managed by Minera Peñasquito. The terms contained within the contracts are typical and consistent with standard industry practices.

19.2	Forward Sales and Collar Option Agreements

Goldcorp has entered into forward sales and collar option agreements for the base metals volumes in relation to Peñasquito concentrate sales, as follows:

—	Zinc

–	Nil

—	Lead

–	Options held to sell 13.2 million pounds at an average price of $0.94 per pound;

–	Options written to buy 13.2 million pounds at an average price of $1.09 per pound.

–	Hedged volumes represent approximately 10% of 2014 estimated production / 37% of Q1 2014 estimated production;

January 2014	Page 19-1

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

19.3	Commodity Price Projections

Commodity prices used in estimation of Mineral Reserves and in the financial analysis are based on guidance provided by Goldcorp Corporate.

19.4	Comments on Market Studies and Contracts

In the opinion of the QPs:

—	The Project has demonstrated that the doré and lead and zinc concentrates produced are saleable;

—	Goldcorp currently has an operative refining agreement with Met Mex Penoles for refining of doré produced from the Project;

—	Part of the silver production is forward-sold to Silver Wheaton;

—	The markets for the lead and zinc concentrates from Peñasquito are worldwide with smelters located in Mexico, North America, Asia and Europe;

—	Goldcorp has entered into forward sales and collar option agreements for the base metals volumes in relation to Peñasquito concentrate sales; and

—	Commodity prices used in estimation of Mineral Reserves and in the financial analysis are appropriate, based on guidance provided by Goldcorp Corporate.

January 2014	Page 19-2

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

20.0	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

20.1	Baseline Studies

A summary of the key baseline studies completed over the Project area in support of the original environmental assessment and later Project expansion is included as Table 20-1.

Environmental monitoring is ongoing at the Project and will continue over the Project life. Activities and studies undertaken to date include:

—	Water

–	Surface water monitoring;
–	Subterranean water monitoring;
–	Waste water disposal monitoring;
–	Leaching pad solution monitoring;
–	Tailings pond monitoring;
–	Community wells/water sources monitoring;

—	Air

–	Total suspended particles monitoring (communities and project);
–	Less than 10 micrometers particle monitoring;
–	Less than 2.5 micrometers particle monitoring;
–	Mercury emissions monitoring (oxide plant and laboratory)
–	Metal characterization (communities and Project);
–	Carbon dioxide and sulphur dioxide monitoring;
–	Greenhouse gas emissions;
–	Motor vehicle emissions testing (MVET);

—	Noise

–	Noise monitoring (perimeter of the property);
–	Noise in the workplace monitoring;

—	Wildlife

–	Wildlife monitoring;
–	Native deer monitoring;

January 2014	Page 20-1

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

Table 20-1:  Completed Baseline Studies

Peñasquito Baseline Studies	Reports Completed

Estudio Regional de Evaluación Hidrogeologica del Acuífero Cedros (regional hydrogeological aquifer assessment)	Universidad de Sonora
February 2006
Long-Term Groundwater Sustainability at Minera Peñasquito	GEOMEGA
March, 2013.
Estudio Hidrogeologico Consecutivo del Acuífero Cedros (updated hydrogeological aquifer assessment)	Investigación y Desarrollo de Acuíferos y Ambiente
2007
Peñasquito Tailings Storage Facility	Golder Associates
November, 2011
Peñasquito Waste Rock Stockpiles Geotechnical Design and Monitoring	Golder Associates Inc.
September, 2010
Pit Slope Design Study for the Peñasco Final Pit Plan	Call & Nicholas, Inc
February, 2010
Modelo para estudiar biomasa y fijación de carbono en restauraciones de Minera Peñasquito (biomass and carbon fixation studies)	Universidad Autónoma Agraria Antonio Narro
February, 2010
Plan de Cierre de Minera Peñasquito (mine closure plan)	Goldcorp USA & Knight Piésold and Co.
August, 2010
Estudio del potential de reuse de ague residual de la PTAR Saltillo (waste water re-usage study)	Investigación y Desarrollo de Acuíferos y Ambiente
Nero 2013
Saltillo water supply pre-feasibility study Draft Pre-feasibility Report	URS Corporation México, S.de R.L. de C.V.
February, 2013.
Plan de Montejo del Area de Conservation de la Campania Minera Peñasquito S.A. de C.V. (conservation area management plan)	Universidad Autónoma Agraria Antonio Narro
June, 2008
Construction Design Report for the Heap leach facility of the Peñasquito Project	Golder Associates
November, 2007
Estudio de Linea Base Socioeconomic Peñasquito y Camino Rojo (socioeconomic baseline study)	Universidad Autónoma Agraria Antonio Narro
September, 2012
Peñasquito Feasibility Study	Golder Associates
September, 2005
Estudio de Biodiversidad de Fauna (faunal biodiversity study)	Luis Montenegro Pérez
2012
Peñasquito geochemistry analytical results for ARD	Water Management Consultants
March, 2008

Evaluación de la extracción de metals potencialmente tóxicos y determinación de la toxicidad en función del potencial de generación de drenaje ácido de jales de Minera Peñasquito (metals toxicity and acid mine drainage studies)

Universidad Autónoma de San Luis Potosi August, 2008

January 2014	Page 20-2

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

—	Forest resources

–	Plant survival monitoring;
–	Carbon capture and storage inventory;

—	Waste and materials

–	Tailings and waste rock dump monitoring;
–	Acid rock drainage monitoring;
–	Polychlorinated biphenyls (PCB) tests;
–	Soil characterization (metals and hydrocarbons);
–	Hazardous waste characterization.

20.2	Environmental

Environmental permits are required by various Mexican Federal, State and municipal agencies, and are in place for Project operations. The initial Project environmental impact assessment (EIA, or in Spanish, MIA) was authorized on 18 December 2006. This initial document was prepared based on a 50,000 t/d production rate. Additional MIAs for extensions or modifications to increase permitted capacity to 150,000 t/d have been filed and approved since 2008.

The operations have a granted LAU which is based on an approved environmental impact assessment, an environmental risk study, and a land use change authorization. The environmental management system and environmental and social management plans were developed in accordance with the appropriate Mexican regulations. Annual land usage and environmental compliance reports have been lodged.

As part of ongoing environmental compliance monitoring of the Project by SEMARNAT, the regulator has requested environmental security bonding. An estimate of the bonding amount is currently being developed by Goldcorp. The environmental federal authority will evaluate Goldcorp’s estimate and once approved the bond will be issued.

Goldcorp expects to obtain certification as a “Industria Limpia” (Clean Industry) by the fourth quarter 2014. The Peñasquito site meets International Cyanide Code requirements, and was certified as such in December 2012.

At the effective date of this Report, environmental liabilities are limited to those that would be expected to be associated with an operating open pit mine, and include the open pit, access roads, site infrastructure including the process plant, heap leach facility, and waste and tailings disposal facilities.

January 2014	Page 20-3

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

20.3	Closure Plan

A closure and reclamation plan has been prepared for the mine site. The cost for this plan was calculated based on the standard reclamation cost estimator (SRCE) model which is based on the Nevada State regulations. The closure cost spending schedule has been updated for the current mine life, and reflects anticipated expenditures prior to closure, during decommissioning and during the post-closure monitoring and maintenance period. Site closure costs are funded by allocating a percentage of sales revenue to closure activities.

The closure and reclamation plan also incorporates international best practices, including the World Bank Environment, Health and Safety Guidelines Mining and Milling - Open Pit, the Draft International Finance Corporation (IFC) Environmental, Health and Safety Guidelines – Mining, and the International Cyanide Management Code For the Manufacture, Transport, and Use of Cyanide in the Production of Gold.

The key objectives of the reclamation and closure plan include:

—	Minimizing erosion damage and protect surface and ground water resources through control of water runoff;

—	Establishing physical and chemical stability of the site and its facilities;

—	Ensuring that all cyanide and process chemicals are safely removed from the site at closure and equipment is properly decontaminated and decommissioned,

—	Properly cleaning and detoxifying all facilities and equipment used in the storage, conveyance, use and handling of cyanide and other process chemicals in accordance with international practice;

—	Establishing surface soil conditions conducive to the regeneration of a stable plant community through stripping, stockpiling and reapplication of soil material and/or application of waste rock suitable as growth medium;

—	Repopulating disturbed areas with a diverse self-perpetuating mix of plant species in order to establish long-term productive plant communities compatible with existing land uses; and

—	Maintaining public safety by stabilizing or limiting access to landforms that could constitute a public hazard.

Current closure costs are estimated at $57.8 M for rehabilitation activities associated with existing disturbance. The total life of mine (LOM) closure costs are estimated at $87.1 M. Mexican legislation does not require the posting of reclamation or performance bonds.

January 2014	Page 20-4

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

20.4	Permitting

Goldcorp holds the appropriate permits under local, State and Federal laws to allow mining operations. Key permits include:

—	Mining concessions;

—	Environmental Impact Assessment;

—	Land Use Change;

—	Environmental risk;

—	Waste management;

—	Concession Title for Groundwater Extraction;

—	Waste Water Discharge Permit;

—	Single Environmental License [Licencia Ambiental Única (LAU)];

—	Explosives Permit; and

—	Accident Prevention Program

Additional permits required to support mining operations are summarized in Table 20-2.

20.5	Considerations of Social and Community Impacts

Public consultation and community assistance and development programs are ongoing.

In the communities around the Peñasquito operations, Goldcorp has provided direct employment to 370 people from 18 communities in the local municipality of Mazapil, which includes Cedros and El Vergel, and over 670 additional employees from 43 municipalities in the state of Zacatecas. Almost 80 % of Peñasquito employees are from the local area. Goldcorp notes that over the past year, six people from the Cerro Gordo Ejido have been contracted as full-time employees.

Minera Peñasquito and Ejidos Cedros and Mazapil have established trust funds for locally-managed infrastructure, education and health projects. Minera Peñasquito provides annual funding for these trusts.

January 2014	Page 20-5

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

Table 20-2:  Permits to Support Mining Operations

Permit Name	Details

Environmental Impact Assessment resolution permits
S.G.P.A.-DGIRA.-DDT.2441.06	Peñasquito Mining Project, authorization granted on
December 12, 2006
DFZ152-203/06/1336	Authorization to construct an Electricity Transmission
Line from the main station (Ramos Arizpe Primero de
Mayo) to the Peñasquito substation, 400/34.5 kV.
Granted on November 23, 2006
DFZ152-203/06/1156	Authorization to build the Mazapil – Cedros Road, Airstrip
and Camp Site. Granted on October 9, 2006
DFZ152-203/0071	Modifications to the previously approved Authorization to
build the Mazapil – Cedros Road, Airstrip and Camp Site.
Granted on January 24, 2007
S.G.P.A.-DGIRA.-DG.0537.07	Peñasquito Mining Project relocation of infrastructure,
authorization granted on March 9, 2007
S.G.P.A.-DGIRA.-DG.0725.07	Peñasquito Mining Project 45 day extension to comply
with specific conditions. Granted on April 10, 2007
DFZ152-203/07/1444	Authorization to build the Mazapil main road. Granted on
December 18, 2007
S.G.P.A.-DGIRA.-DG.1835.08	Large mining permit. Granted on June 12, 2008
DFZ152-203/08/1758	Authorization to build the Peñasquito Aerodrome.
Granted on December 15, 2008
S.G.P.A.-DGIRA.-DG.4860.12	Tailing pond expansion and phase II of the Leach Pad.
Granted on June 26, 2012
Land Use Change Permits
DFZ152.201/06/1391	Authorization for land use change of forest surface for
the construction of an electricity transmission line from
the main station to the Peñasquito sub-station. Granted
on December 4, 2006
DFZ152.201/06/1196	Authorization for land use change of forest surface to
build the Mazapil – Cedros Road, Airstrip and Camp Site.
Granted on October 5, 2006
DFZ152.201/06/1400	Authorization for land use change of forest surface for
the construction of the Peñasquito Mining Project,
authorization granted on December 11, 2006
DFZ152.201/07/0204	Authorization for land use change of forest surface for a
new design of the main road to Mezapil. Granted on
February 14, 2007
DFZ152.201/07/1447	Authorization for land use change of forest surface for
the State Road/beltway Mazapil, Zacatecas (Libramiento
Mazapil, Zacatecas). Granted on December 19, 2007
DFZ152.201/07/1449	Authorization for land use change of forest surface for
the expansion of the Peñasquito project towards the area
called “El Peñasco”. Granted December 19, 2007
DFZ152.201/09/051	Environmental compensation for the construction of the
Peñasquito aerodrome. Issued February 27, 2009
DFZ152.201/12/0602	Authorization for land use change of forest surface for

January 2014	Page 20-6

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

Permit Name	Details

the Tailing pond expansion and phase II of the Leach
Pad. Granted on March 15, 2012
Concession Title for Groundwater Use and Extraction and Wastewater Discharge

07ZAC120195/36FMDL08	Runs from 01-April-08 to 12-Feb-18; authorized
extraction volume of 2,150,000 m3
07ZAC120326/36FMDL08	Runs from 04-Nov-08 to 04-Nov-18; authorized
extraction volume of 2,687,380 m3
07ZAC100886/36FMDL09	Runs from 15-April-09 to 04-Oct-24; authorized
extraction volume of 450,000 m3
07ZAC120616/36FMDL09	Runs from 07-Jul-09 to 07-Jul-19; authorized extraction
volume of 16,869,047 m3
07ZAC121303/36FMDL11	Runs from 31-Jan-11 to 26-Jan-21; authorized extraction
volume of 2,155,169 m3
07ZAC121366/36FMDL11	Runs from 05-April-11 to 10-Sep-20; authorized
extraction volume of 5,927,820.20 m3
07ZAC121550/36FMDL12	Runs from 22-Mar-12 to 22-Mar-22; authorized extraction
volume of 1,846,747 m3
07ZAC120404/36EMDL09	Runs from 05-Mar-09 to 04-Mar-19; authorized extraction
volume of 81,993.60 m3
Miscellaneous Permits
Licencia Ambiental Única para Funcionamiento y	Environmental License for Operation
Operación
Actualización de Licencia Ambiental Única para	Updated Single Environmental License
Funcionamiento y Operación
Plan de Manejo de Residuos Minero Metalúrgicos	Waste Management Plan
Programa para la Prevención de Accidentes de Actividades Altamente Riesgosas - Peñasquito	Programme for Accident Prevention High-Risk Activities - Peñasquito
Unidad de Manejo para la Conservación de la Vida	Management Unit for Wildlife Conservation - Peñasquito
Silvestre - Peñasquito
Aprobación de Plan de Manejo de la UMA - Peñasquito	Approval of Management Plan UMA - Peñasquito
Aprovechamiento Extractivo en UMA - Peñasquito	Extractive Achievement UMA - Peñasquito
Licencia de Operación fuentes de radiación	Operating License radiation sources

January 2014	Page 20-7

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

Goldcorp, and its subsidiary, Minera Peñasquito, adhere to all Mexican laws, including all federal, state, and municipal regulations associated with mining. In addition, all required federal, state and municipal taxes and royalties are paid and publicly reported. Goldcorp is a member of the Extractive Industry’s Transparency Initiative (EITI) and discloses all tax and royalty payments made everywhere it operates.

The communities around the Peñasquito mine benefit from a number of programs and services provided, or supported, by the mine including; medical campaigns conducted in collaboration with the doctors from the Peñasquito mine and the Zacatecas State Health Department, a community addiction prevention program established by the mine, donations for handicapped people coordinated with the Mazapil Municipality and various mining industry suppliers to Peñasquito, and the construction of a new regional health centre in Cedros which was funded by Goldcorp and the Mexican government.

In addition, the Peñasquito mine operates a forestry nursery that produces 3.5 million trees annually. These trees are used for reforestation around the mine and within the local communities.

Goldcorp has also provided a US$2 million investment to the CONALEP Technical School in the Mazapil Municipality near the Peñasquito mine, where over 250 students can take a variety of courses such as computer science, English, electro-mechanics and industrial engineering.

20.6	Comments on Environmental Studies, Permitting, and Social or Community Impact

The QPs note:

—

The Project’s LAU is based on an approved environmental impact assessment, an environmental risk study, and a land use change authorization. The LAU also establishes the emissions requirements in terms of air, water and waste rock quality for the operations;

—	Annual land usage and environmental compliance reports have been lodged;

—	The appropriate environmental permits have been granted for Project operation by the relevant Mexican Federal, State and Municipal authorities;

—

At the effective date of this Report, environmental liabilities are limited to those that would be expected to be associated with an operating gold mine where production occurs from open pit and underground sources, including roads, site infrastructure, and heap leach, waste rock and disposal facilities;

January 2014	Page 20-8

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

—

If a settlement is not reached regarding use of the Cerro Gordo lands and a new land use agreement is not entered into, there is a risk to the Mineral Reserves and mine operations as a portion of the Peñasco open pit and infrastructure associated with the Cerro Colorado (Brecha Azul) open pit fall within the Cerro Gordo lands;

—	There could be a risk to the Project social licence if additional disputes relating to land usage arise;

—	Goldcorp is not currently aware of any other significant environmental, social or permitting issues that would prevent continued exploitation of the deposits;

—	Site closure costs are appropriately funded by allocating a percentage of sales revenue.

January 2014	Page 20-9

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

21.0	CAPITAL AND OPERATING COSTS

21.1	Capital Cost Estimates

As of December 31, 2013, capital spent as of that date was considered to be “sunk” capital; either spent or committed to be spent and so is not included in the economic evaluation.

For the current life-of-mine financials, capital costs are based on operating experience gained in from current operations, 2014 budget data, and quotes received from manufacturers during 2013. Capital cost estimates include funding for infrastructure, mobile equipment replacement, development drilling, new pits pre-stripping and permitting as well as miscellaneous expenditures required to maintain production. Infrastructure requirements are incorporated in the estimates as appropriate. Mobile equipment is scheduled for replacement when operating hours reach threshold limits. Sustaining capital costs reflect current price trends.

Exploration expenditure has not been included in the financial forecasts. Exploration drilling will be carried out in the future, with this expenditure targeting additional mineralization that may be able to be converted to Mineral Resources. As a result, such expenditure has not been included in the financial model as the expenditure does not relate to the current mining reserve and project being considered.

Pre-stripping costs related to the development of new mining areas or pits are considered as capital expenditures.

Capital cost estimates for the LOM are presented in Table 21-1 and total $1,154 M.

21.2	Operating Cost Estimates

Operating costs were developed by the Peñasquito site, and approved by Goldcorp, based on a combination of 2014 budget figures and operational data, factored as appropriate. These costs, shown in Table 21-2 for sulphide material and oxide material, were used to establish ore cut-offs and ultimately, Mineral Reserves.

January 2014	Page 21-1

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

Table 21-1:  Capital Cost Summary (Figures in US$M)

Year	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026

Water Field	127.7	30.5	0.0	5.0	5.0	2.0	2.0	2.0	0.0	2.0	0.0	0.0	0.0
Tailings Facility	9.9	20.4	60.0	171.0	5.5	5.5	8.5	5.5	5.5	8.5	0.5	0.0	0.0
Mobile Equipment	19.7	10.3	5.2	1.9	1.6	7.8	0.8	2.8	1.7	4.0	0.2	0.1	0.0
Land, Lead, Infrastructure	21.7	57.2	6.9	4.0	0.3	0.0	0.2	0.0	0.3	0.0	0.0	0.0	0.0
Copper Concentrate Circuit	8.9	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sustaining	39.5	108.5	55.8	40.5	22.7	76.3	10.1	29.7	24.9	39.8	2.6	2.5	0.0
Capitalized Exploration	7.8	7.7	7.7	7.7	7.7	7.7	7.7	7.7	7.7	0.0	0.0	0.0	0.0
Annual Totals	235.27	234.57	135.54	230.11	42.76	99.27	29.25	47.69	39.98	54.29	3.33	2.55	0.0

LOM Total	1,154.60

Table 21-2:    Projected LOM Operating Costs (sulphide costs per tonne milled)

Operating Costs (per tonne)	Unit	2014 to 2018	2019 to 2023	2024 to 2025	LOM Average

Oxide Operations
Oxide Mining Cost	$/t processed	0.1	0.1	0.1	0.1
Oxide Processing Cost	$/t processed	2.9	2.9	2.9	2.9
Oxide Refining Cost	$/t processed	0.1	0.1	0.1	0.1

Total Costs (Oxide)	$/t processed	3.0	3.0	3.0	3.0

Sulphide Operations
On-site Costs
Sulphide Mining Costs	$/t milled	9.5	9.8	3.6	8.7
Rehandling Costs	$/t milled	0.3	0.3	0.3	0.3
Sulphide Processing Cost	$/t milled	7.2	7.2	7.2	7.2
Operational Support Cost	$/t milled	2.1	2.1	2.3	2.1
On-site Costs Total	$/t milled	19.0	19.2	13.3	18.2
Off-site Costs
Treatment, refining, transportation and warehousing costs	$/t milled	7.9	7.6	9.7	8.1
Off-site Costs Total	$/t milled	7.9	7.6	9.7	8.1

Total Costs (Sulphide)	$/t milled	26.9	26.8	23.0	26.3

Note: Mining costs include only the incremental ore hauling to leach pads as oxide ore was initially considered waste material for the principally sulphide operation.

January 2014	Page 21-2

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

Operating costs included allocations for:

—	Open pit mining;

—	Processing (including crushing, flotation, and filtration);

—	General and administration costs;

—	Offsite costs.

21.2.1	Open Pit Mining Costs

To establish the open pit mining costs, actual costs were collated, analyzed, and broken down by major component areas as follows:

—	Drilling;

—	Blasting;

—	Loading;

—	Hauling;

—	Roads and dumps;

—	Dewatering;

—	Auxiliary equipment and power;

—	Indirects and workshop;

—	Near pit sizer and conveyor (NPSC);

—	Contractor stripping;

—	Mine supervision; and

—	Technical services.

A rehandle cost for stockpile material was also calculated.

Actual productivity information was also analyzed in details and integrated in the final cost assumptions which include an incremental haulage cost per bench mined of $0.018 /bench.

Contractor costs are assumed for year 2014 only.

Considerations were made for an increase in labour costs over the life of the operation for additional road maintenance and dump support equipment.

January 2014	Page 21-3

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

The power cost assumption is $0.806/kwh with fuel costs of $0.792/L.

For blasting, different types of explosives are used for ore and waste.

21.2.2	Plant Costs

For the plant the operating costs were broken down by major component. The total cost column was further broken down to indicate the portions of total cost that can be considered fixed in relation to plant throughput and the portion that will vary with the tonnage rate. Labour is distributed to the various process areas based on the August 2013 sulphide plant organization chart received from site.

21.3	Comments on Capital and Operating Costs

The QPs note:

—	As of December 31, 2013, capital spent as of that date was considered to be “sunk” capital; either spent or committed to be spent and so is not included in the economic evaluation;

—	The remaining LOM capital cost estimate is $1,145.60 M over the LOM;

—	Operating costs for the oxide plant total $3.00/t processed over the LOM; and

—	Operating costs for the sulphide plant total $26.30 milled over the LOM.

January 2014	Page 21-4

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

22.0	ECONOMIC ANALYSIS

An economic analysis was performed in support of estimation of Mineral Reserves.

The results of the economic analysis represent forward-looking information that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those presented here.

Forward-looking statements in this section include, but are not limited to, statements with respect to the future price of gold, silver, and base metals, the estimation of Mineral Reserves and Mineral Resources, the realization of Mineral Reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.

Additional risk can come from actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in Project parameters as plans continue to be refined, possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and potentially delays in obtaining additional governmental approvals.

Additional risks specific to the Peñasquito operation include the risk associated with the ongoing negotiations over the surface rights agreement with the Cerro Gordo Ejido, assumptions that the proposed second tailings dam can be permitted and constructed in the expected timeframe to support operations, assumptions that the power station being completed by InterGen will be available as projected from 1Q 2015, and assumptions that the LOM water supply requirements will be addressed with the wells proposed to be drilled and fitted out in 2014.

To support declaration of Mineral Reserves, Goldcorp prepared an economic analysis to confirm that the economics based on the Mineral Reserves over a 13-year mine life could repay life-of-mine operating and capital costs. The economic analysis was based on the data discussed in Sections 14 to 21 of this Report.

The mine was evaluated on an after-tax free cash flow basis.

The income tax rate applicable to corporations in Mexico was increased from 28% to 30% effective January 1, 2014. In addition, a tax-deductible mining royalty of 7.5% on

January 2014	Page 22-1

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

earnings before the deduction of interest, taxes, depreciation and amortization, as well as an additional 0.5% royalty on precious metals revenue (environmental erosion fee applicable to precious metals mining companies) was in effect as of January 1, 2014.

Results of this assessment indicated positive Project economics until the end of mine life, and supported Mineral Reserve declaration. Life-of mine cash flow after annual sustaining capital requirements is US$4,669 M.

Inferred Mineral Resources above cut-off were considered “waste” in the evaluation. The QPs note that there is some upside for the Project if some or all of the Inferred Mineral Resources are able to be upgraded to higher-confidence mineral resource categories, and eventually to Mineral Reserves.

Sensitivity analysis was performed on the base case LOM after-tax net present value. Positive and negative variations, to a maximum 10% in either direction, were applied independently to each of the following parameters:

—	Metal prices;

—	Capital costs;

—	Operating costs; and

—	Gold, silver, lead and zinc metal production (equivalent to recovered grade).

Sensitivities are documented in Table 22-1. The results of this analysis demonstrate that the financial outcome is most sensitive to operating costs. The next most sensitive parameters are exchange rates, gold prices and gold production.

22.1	Comments on Economic Analysis that Supports Mineral Reserves

Project economics are positive until the end of mine life, and supported Mineral Reserve declaration. Life-of mine cash flow after annual sustaining capital requirements is US$4,669 M. The financial outcome is most sensitive to operating costs. The next most sensitive parameters are exchange rates, gold prices and gold production.

January 2014	Page 22-2

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

Table 22-1:  Sensitivity Table

	Units	LOM Average	Change Increments (±10%)	Revenue Impact ($M)	NPV Impact @ 5% ($M)

Reserve Case				19,716	4,137
Sensitivities:
Gold Price	US$/oz	1,340	134	849	434
Silver Price	US$/oz	17.68	1.77	600	291
Zinc Price	US$/lb	1.00	0.10	549	271
Lead price	US$/lb	1.00	0.10	209	104
Operating Costs	US$; M	9,764	976	—	515
Capital Costs	US$; M	1,466	147	—	82
Exchange Rate	MXN:USD	12.50	1.25	180	437
Gold Production	k oz	6,438	644	849	434
Silver Production	k oz	361,452	36,145	600	291
Zinc Production	Mlbs	5,822	582	549	271
Lead Production	Mlbs	2,207	221	209	104

January 2014	Page 22-3

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

23.0	ADJACENT PROPERTIES

This section is not relevant to this Report.

January 2014	Page 23-1

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

24.0	OTHER RELEVANT DATA AND INFORMATION

24.1	Metallurgical Opportunities

Two Project upside opportunities have been identified, and evaluations of these opportunities are ongoing.

24.1.1	Concentrate Enrichment Process

Due to the complex nature of the orebody, the lead concentrate can contains relatively high levels of copper, arsenic and antimony.

Goldcorp has evaluated processes for treatment of the copper concentrate for selective removal of arsenic and antimony and is developing a process for this purpose, whereby arsenic and antimony would be removed from the copper concentrate, antimony would be recovered separately, and a potentially marketable copper concentrate, containing gold and silver, would be produced.

24.1.2	Pyrite Leach

The Peñasquito deposit contains gold, silver, lead, and zinc. Gold is primarily recovered into a lead concentrate, with recoveries typically in the 65% to 70% range. The majority of unrecovered gold is associated with pyrite, which is not recovered by the current flotation process.

To increase overall gold (and silver) recovery, an evaluation is being undertaken to assess the viability of leaching a pyrite concentrate which will be recovered from the current zinc flotation tailing. Preliminary metallurgical laboratory investigations at the mine have developed a process for the generation of a gold- and silver-bearing pyrite concentrate. This concentrate can subsequently be ground and leached with cyanide to recover a portion of its precious metal content.

January 2014	Page 24-1

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

25.0	INTERPRETATION AND CONCLUSIONS

25.1	Introduction

The QPs, as authors of this Report, have reviewed the data for the Project and are of the opinion that:

25.2	Mineral Tenure, Surface Rights and Royalties

—	Mining tenure held by Goldcorp in the areas for which Mineral Resources and Mineral Reserves are estimated is valid;

—

Surface rights in the vicinity of the Chile Colorado and Peñasco open pits are held by four ejidos: Ejido Cedros, Ejido Mazapil, Ejido El Vergel and Ejido Cerro Gordo, as well as certain private owners;

—	Goldcorp has agreements in place with Ejido Cedros, Ejido Mazapil, Ejido El Vergel and the private owners;

—

There is litigation pending regarding the land use agreement with the Ejido Cerro Gordo. On June 18, 2013, the agrarian courts in Mexico ruled that the land use agreement was null and ordered the land to be returned to the Ejido Cerro Gordo. Negotiations are continuing between Minera Peñasquito and authorized representatives of the Ejido Cerro Gordo with a view to reaching a mutually beneficial settlement;

—	To date, operations at the Peñasquito mine have not been impacted by these legal proceedings;

—

If a settlement is not reached regarding use of the Cerro Gordo lands and a new land use agreement is not entered into, there is a risk to the Mineral Reserves and mine operations as the Cerro Gordo lands include 60% of the open pit area, the waste rock facility, and the explosives magazine;

—	Negotiations are continuing between Minera Peñasquito and authorized representatives of the Ejido Cerro Gordo with a view to reaching a mutually beneficial settlement;

—	Minera Peñasquito has prepared the required filings and is taking steps to expropriate the Cerro Gordo lands;

—	A 2% net smelter return royalty is owed to Royal Gold on production from both the Chile Colorado and Peñasco locations;

—	A tax-deductible mining royalty of 7.5% on earnings before the deduction of interest, taxes, depreciation and amortization, as well as an additional 0.5% royalty

January 2014	Page 25-1

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

on precious metals revenue (the environmental erosion fee applicable to precious metals mining companies) will be in effect as of January 1, 2014;

—	To the extent known, there are no other significant factors and risks that may affect access, title, or the right or ability to perform work on the property;

25.3	Permits, Environment and Social Licence

—

Permits held by Goldcorp for the Project are sufficient to ensure that mining activities within the Project are conducted within the regulatory framework required by the Mexican Government and that Mineral Resources and Mineral Reserves can be declared;

—

Goldcorp has sufficiently addressed the environmental impact of the operation, and subsequent closure and remediation requirements that Mineral Resources and Mineral Reserves can be declared, and that the mine plan is appropriate and achievable;

—	Closure provisions are appropriately considered in the mine plan;

25.4	Geology and Mineralization

—

The geological understanding of the settings, lithologies, and structural and alteration controls on mineralization in the different deposits is sufficient to support estimation of Mineral Resources and Mineral Reserves. The geological knowledge of the area is also considered sufficiently acceptable to reliably inform mine planning;

—	The mineralization style and setting is well understood within Project and can support declaration of Mineral Resources and Mineral Reserves;

25.5	Exploration

—

The exploration programs completed to date are appropriate to the style of the deposits identified within the Project. The research work supports Goldcorp’s genetic and affinity interpretations for the deposits;

—	Additional exploration using these methods and geological interpretations has a likelihood of generating additional exploration success;

25.6	Drilling and Sampling

—

The quantity and quality of the lithological, geotechnical, collar and downhole survey data collected in the exploration, delineation, underground, and grade control drill programs are sufficient to support Mineral Resource and Mineral Reserve estimation;

January 2014	Page 25-2

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

—	Sampling methods are acceptable, meet industry-standard practice, and are acceptable for Mineral Resource and Mineral Reserve estimation and mine planning purposes;

—

The quality of the gold, silver, and base metals analytical data is reliable and sample preparation, analysis, and security are generally performed in accordance with exploration best practices and industry standards;

25.7	Data Verification

—

Data verification programs undertaken on the data collected from the Project acceptably support the geological interpretations and the database quality, and therefore support the use of the data in Mineral Resource and Mineral Reserve estimation, and in mine planning;

25.8	Metallurgical Testwork

—

Metallurgical testwork completed on the Project has been appropriate to establish the optimal processing routes, and was performed using samples that are typical of the mineralization styles found within the Project;

—

Estimations of metallurgical recovery factors for sulphide or have been updated from those assumed in the 2010 Feasibility Study. The 2013 grade–recovery model was developed using plant operating data for normal ores and metallurgical testwork data for low-lead ores. In 2012 and 2013 gold recovery to lead concentrate averaged 59%; silver recovery was 68% and lead recovery was 72%. As a result, the factors are considered appropriate to support Mineral Resource and Mineral Reserve estimation, and mine planning;

—	As more plant data and more laboratory data become available the low-lead models will need to be updated to improve the level of accuracy;

—	There are currently no metallurgical models for the high carbon ores. A method to identify and characterise this ore type needs to be developed so models can be generated for use in the future;

—	Determination of future processing of the high-carbon and high-copper ores represents Project upside potential;

—	Modelling suggests that there is some potential to have significantly lower gold and lead recoveries when processing low-lead ores on a day-to-day basis. However, over the life of the mine the impact of these materials is not considered to be a major recovery issue;

—	Over the life of mine gold and silver recovery from the oxide heap leach has stabilised. Based on these data, future gold and silver recovery from the heap will

January 2014	Page 25-3

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

be fixed at 57% for gold and 24% for silver. These values are considered appropriate to support Mineral Resource and Mineral Reserve estimation, and mine planning;

—

Recoveries projected from the sulphide plant to the lead concentrate for normal ores are 56–77% for Au, 64–82% for Ag, 69–78% for Pb and 61–85% for Zn. For the low-lead ores, the recoveries projected are 36–49% for Au, 73–87% for Ag, 38–73% for Pb and 61–85% for Zn;

—

The future impact of deleterious elements is highly dependent on the lead/copper ratio in ores; organic carbon and mercury content can also be deleterious, but are currently considered to be adequately controlled;

—	Ore hardness, reagent consumptions and process conditions are based on production data, appropriate to the process operating cost assumptions;

25.9	Mineral Resources

—	Mineral Resources, which have been estimated using RC and core drill data, have been performed to industry best practices, and conform to the requirements of CIM (2010);

—

Measured and Indicated Mineral Resources that are potentially amenable to milling total 280.60 Mt grading 0.27 g/t Au, 30.00 g/t Ag, 0.30% Pb and 1.01% Zn. Inferred Mineral Resources that are potentially amenable to milling total an additional 40.79 Mt grading 0.17 g/t Au, 30.82 g/t Ag, 0.18% Pb and 0.38% Zn;

—

Measured and Indicated Mineral Resources that are potentially amenable to heap leach total 4.06 Mt grading 0.18 g/t Au and 15.60 g/t Ag. Inferred Mineral Resources that are potentially amenable to heap leach total an additional 1.74 Mt grading 0.12 g/t Au and 14.50 g/t Ag;

—

Factors which may affect the Mineral Resource estimates include metal prices and exchange rate assumptions, assumptions which are used in the LG shell constraining Mineral Resources, including mining, processing and G&A costs, metal recoveries, geotechnical and hydrogeological assumptions, and assumptions that the operation will maintain the social licence to operate;

25.10	Mineral Reserves

—	Proven and Probable Mineral Reserves that will be treated through the sulphide plant total 529.97 Mt grading 0.62 g/t Au, 31 g/t Ag, 0.32% Pb and 0.77% Zn;

—	Proven and Probable Mineral Reserves that will be treated through the heap leach facility total 83.46 Mt grading 0.37 g/t Au and 28.7 g/t Ag

January 2014	Page 25-4

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

—

Factors which may affect the Mineral Reserve estimates include metal prices and exchange rate assumptions; mining, process and operating cost assumptions; availability of water sufficient to support the mine design and process plant throughput rate assumptions; ability to permit and construct the second tailings dam by the end of 2017; ability to obtain a settlement with the Ejido Cerro Gordo and conclude a new land use agreement for the use of the Cerro Gordo lands; social licence to operate being maintained; and any additional modifications to the proposed changes to the taxation and royalty regime were imposed from 1 January, 2014.

—

The existing infrastructure, availability of staff, the existing power, water, and communications facilities, the methods whereby goods are transported to the mine, and any planned modifications or supporting studies are sufficiently well-established, or the requirements to establish such, are well understood by Goldcorp, and can support the declaration of Mineral Resources and Mineral Reserves and the current mine plan;

—

Reviews of the environmental, permitting, legal, title, taxation, socio-economic, marketing and political factors and constraints for the Project support the declaration of Mineral Reserves using the set of assumptions outlined in this Report;

25.11	Mine Plan

—	The current mine plan is based on the 2013 Mineral Reserve estimates, and will produce oxide and sulphide material to be processed through the existing heap leach facility and sulphide plant respectively over a 13-year mine life (2014–2026). Material movement peaks in 2014 with 637,807 kt, decreasing to 179,646 kt in the last year of operation in 2026;

—	A stockpiling strategy will be utilized to allow higher-value ore to be processed first;

—	For 2014, the throughput rate selected was based on the assumption that a 110 ktpd operation can be sustained using the available water well field. From 2015 onwards the operation is expected to benefit from the availability of a new water pipeline and the mine schedule reflects a throughput rate of 115 ktpd for the remainder of the mine life;

—	The open pit plans are appropriately developed to maximize mining efficiencies, based on the current knowledge of geotechnical, hydrological, mining and processing information on the Project;

—	Production forecasts are achievable with the current equipment and plant, replacements have been acceptably scheduled;

January 2014	Page 25-5

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

—	There is some upside for the Project if the Inferred Mineral Resources that are identified within the mineral resource open pit can be upgraded to higher confidence Mineral Resource categories;

—

Exploration potential remains under the current open pits, and may support underground mining; such an alternative is under consideration through planned conceptual-level engineering studies. The skarn and mantos mineralization identified at depth may also support a potential underground operation; studies are also planned to investigate this option. Currently no underground Mineral Resources or Mineral Reserves are declared;

—

Open pit design for the Project uses defined geotechnical domains together with rock mass quality ratings for the principal lithologies and appropriate pit design criteria that reflect expected conditions and risk. Geotechnical studies were completed by external consultants and Goldcorp operations staff;

—

A combination of Goldcorp staff and external consultancies have developed the pit water management program, completed surface water studies, and estimated the life-of-mine site water balance. Management of water inflows to date have been appropriate, and no hydrological issues that could impact mining operations have been encountered;

—	The predicted mine life of 13 years is achievable based on the projected annual production rates and the estimated Mineral Reserves;

25.12	Recovery Plan

—	The Peñasquito Project consists of a leach facility that processes a nominal 25,000 t/d of oxide ore and a sulphide plant that processes a nominal 115,000 t/d of sulphide ore;

—	The mine uses a conventional heap leach and sulphide plant flowsheet to produce doré and lead and zinc concentrates;

25.13	Infrastructure

—	The current built infrastructure will support the current LOM;

—	Waste rock storage capacity is suitable for LOM production as envisaged in this Report;

—	A second tailings storage facility will be required by 2017. A study will be completed in the first half of 2014 to evaluate three potential locations for the new TSF. Once the facility site has been selected, Goldcorp expects that the detailed design, construction, and commissioning of the new tailings facility will be completed by the end of 2017;

January 2014	Page 25-6

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

—	The mine has received permits to pump up to 35 Mm3 of water per year from the Cedros basin;

—	Water is currently pumped from the Torres and Vergel well field located 6 km from the plant. A second well field, the Northern Well Field, 60 km northwest of the mine, will provide additional water once the wells in this field are constructed. Construction is expected to be complete at the end of 2014;

25.14	Markets

—	The terms contained within the doré sales contracts are typical and consistent with standard industry practice, and are similar to contracts for the supply of doré elsewhere in the world;

—	The terms contained within the smelter contracts are typical and consistent with standard industry practice, and are similar to contracts for the supply of concentrates elsewhere in the world;

25.15	Capital and Operating Costs

—	Capital cost and operating cost estimates are appropriate for the economic circumstances existing at the time they were supplied;

—	Capital costs for the LOM are estimated at $365 million. This figure includes provision for sustaining capital, deferred stripping costs, and exploration;

—	Operating costs for the oxide plant total $3.00/t processed over the LOM; and

—	Operating costs for the sulphide plant total $26.30 milled over the LOM.

25.16	Financial Analysis

—

The income tax rate applicable to corporations in Mexico was increased from 28% to 30% effective January 1, 2014. The analysis includes mining royalty payments that came into effect on January 1, 2014;

—	The economic analysis shows that Project economics are positive for the sets of assumptions considered and can support estimation of Mineral Reserves;

—	Life-of mine cash flow after annual sustaining capital requirements is US$4,669 M; and

—	The Project’s financial outcome is most sensitive to variations in operating costs. The next most sensitive parameters are gold prices and production.

January 2014	Page 25-7

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

25.17	Opportunities

—	Two Project metallurgical opportunities have been identified. One would see recovery of a clean lead concentrate along with a copper-rich concentrate through a concentrate enrichment process. The second would be the result of recovery of additional silver and gold using a pyrite leach technology.

25.18	Interpretation and Conclusions

Inputs to the Mineral Resources and Mineral Reserves were updated using current economic information and production results. The updates and changes include the following:

—	Metallurgical recoveries (previously the assumptions were based on a fixed recovery percentage; 2013 recommendations for use in the Technical Report are based on actual plant performance and use metallurgically-specific recovery equations);

—	Mining productivity (consideration of strip ratios; updates to material movement requirements, pit sequencing, and phasing, changes to cut-off assumptions);

—	Imposition of the Mexican production royalty and changes to the taxation regime;

—	Significant increases in operating and sustaining capital costs; and

—	Transport costs, treatment charges and penalties (previously the assumptions were based on a fixed figure; the current assumptions are based on five different concentrate types being marketed).

In the opinion of the QPs, the Project that is outlined in this Report has met its objectives in identifying mineralization that can support mining operations. Mineral Resources and Mineral Reserves have been estimated for the Project, and mining and recovery factors are based on actual production data.

The most significant risk to the Project is if a mutually beneficial settlement in regards land-use agreement with the Cerro Gordo eijido cannot be negotiated. To date, operations at the Peñasquito mine have not been impacted.

Additional risk may result if the planned timeframe for completion of the second tailings dam extends beyond the projected end 2017 completion date.

Although the planned Northern Well Field, to be constructed in 2014, is expected to provide sufficient water to meet the water needs of the Project over the remainder of the LOM, there is a risk that if the well field does not provide the projected pumping

January 2014	Page 25-8

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

capacity, then additional expenditure may be required to find further supplementary sources or drill extra wells.

InterGen have advised that the construction and commissioning of the 200 MW gas-fired combined cycle power plant will be completed by 1Q 2015; however, any delays in the completion and commissioning dates may affect the assumptions as to power costs for the LOM.

January 2014	Page 25-9

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

26.0	RECOMMENDATIONS

The following work programs are recommended for the Project. The total estimated cost of the recommendations is approximately US$18.7 million.

The recommendations form part of a single program, with the work for each discipline area outlined able to be conducted concurrently. No program is dependent on the results of another.

26.1	Exploration

The exploration drilling program which is currently evaluating the known sulphide manto and skarn-hosted mineralization should be continued. Additional mineralization has been identified within limestones beneath the Caracol Formation; these mantos-and skarn-style deposits provide future exploration opportunities.

The planned drill metreage for the drill program is approximately 10,000 m, and the all-in drilling cost is estimated at $250/m. The total program cost is estimated at $2.5 million.

26.2	Metallurgical Testwork

Metallurgical testwork on the special mineralization types should continue. This is recommended to include:

—	Ongoing development of a commercial circuit for recovery of high-copper material such that the mineralization type can be included in future mine plans (estimated cost of $11 million);

—	Evaluation of the economics of processing of high-carbon material such that the mineralization type can be included in future mine plans. Metallurgical models for the high-carbon ores need to be developed (estimated cost of $1.2 million);

—	Updating of the low-lead ore recovery models with additional plant data to improve the level of accuracy (estimated cost of $0.8 million);

—	Continued variability testing of sedimentary units (KUC) to provide sufficient data to predict recoveries and operating costs for the material, such that the mineralization type can be included in future mine plans (estimated cost of $0.5 million).

Goldcorp has allocated a total budget of $13.5 million to the metallurgical programs at Peñasquito.

January 2014	Page 26-1

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

26.3	Underground Potential

The evaluation of the potential of the deposit to support underground operations should continue. As part of this work, the following should be undertaken:

—	Rock mechanics and laboratory testing to support a potential block caving option (estimated cost of $0.5 million);

—	Structural interpretations (estimated cost of $0.3 million);

—	Hydrogeology study (estimated cost of $0.5 million);

—	Mining engineering studies to assess underground sequencing and options for integrating underground production with that of the open pit (estimated cost of $1.4 million.

Goldcorp has allocated a total budget of $2.7 million to this work.

January 2014	Page 26-2

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

27.0	REFERENCES

Belanger, M., Pareja, G., Chen, E. and Nahan, P., 2011: Peñasquito Polymetallic Operation, Zacatecas State, Mexico, NI 43-101 Technical Report, unpublished NI 43-101 technical report prepared for Goldcorp, effective date 31 December, 2011

Bryson, R.H., Brown, F.H., Rivera, R., and Butcher, M.G., 2009: Peñasquito Project Technical Report, Concepción del Oro District, Zacatecas State, México: unpublished NI 43-101 technical report prepared for Goldcorp, effective date 10 March 2009

Bryson, R.H., Brown, F.H., Rivera, R., and Ristorcelli, S., 2007: Peñasquito Project Technical Report, Concepción del Oro District, Zacatecas State, México: unpublished NI 43-101 technical report prepared for Goldcorp, effective date 31 December 2007

Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2003: Estimation of Mineral Resources and Mineral Reserves, Best Practice Guidelines: Canadian Institute of Mining, Metallurgy and Petroleum, November 23, 2003, http://www.cim.org/committees/estimation2003.pdf.

Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2010: CIM Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines: Canadian Institute of Mining, Metallurgy and Petroleum, November 2010,http://www.cim.org/UserFiles/File/CIM_DEFINITON_STANDARDS_Nov_2010.pdf

Canadian Securities Administrators (CSA), 2011: National Instrument 43-101, Standards of Disclosure for Mineral Projects, Canadian Securities Administrators.

Goldcorp, 2014: Copia de PSQ - Base Case V174 - Send to Vancouver: Excel spreadsheet, December 20, 2013.

Independent Mining Consultants, 2005: Executive Summary of the Technical Report Preliminary Resource Estimate Update for the Peñasco Deposit, Peñasquito Project State of Zacatecas, Mexico: unpublished NI 43-101 technical report prepared by Independent Mining Consultants for Western Silver Corporation, April 2005

Latin Lawyer, 2013: Mexico: unpublished document posted to Latin Lawyer website, posted 10 June 2013, and accessed 18 December 2013, http://latinlawyer.com/reference/topics/46/jurisdictions/16/mexico/

M3 Engineering and Technology Corp., 2004: Western Silver Corporation, Peñasquito Pre-Feasibility Study: unpublished NI 43-101 technical report prepared by Independent Mining Consultants for Western Silver Corporation, April 2004; amended and restated 8 November 2004, further amended and restated 10 December 2004

January 2014	Page 27-1

Peñasquito Polymetallic Operation

Zacatecas State, Mexico

NI 43-101 Technical Report

Marek, J., Hanks, J.T., Wythes, T.J., Huss, C.E., and Pegnam, M.L., 2005: Peñasquito Feasibility Study Volume I NI 43-101 Technical Report: unpublished NI 43-101 technical report prepared by M3 Engineering and Technology Corp. for Western Silver Corporation, November 2005

Marlow, J., 2004: Technical Report, Preliminary Resource Estimate, for the Peñasco Deposit Peñasquito Project State of Zacatecas, Mexico: unpublished NI 43-101 technical report prepared for Western Silver Corporation, effective date 3 November 2004

SNC Lavalin, 2004: Minera Penasquito, S.A. De C.V., Peñasquito Project, Mineral Resource Estimate for Chile Colorado Zone: unpublished NI 43-101 technical report prepared by SNC Lavalin for Western Silver Corporation, March 2004

Voorhees J.S., Hanks, J.T., Drielick, T.L., Wythes, T.J., Huss, C.E., Pegnam, M.L., and Johnson, J.M., 2008: Peñasquito Feasibility Study, 100,000 Mtpd, NI 43-101 Technical Report: unpublished NI 43-101 technical report prepared by M3 Engineering and Technology Corp. for Glamis Gold Inc., effective date 31 July 2006.

January 2014	Page 27-2